

中信泰富有限公司

**BY COURIER**

Exemption No. 82-5232



Date : 22nd June, 2006

CITIC PACIFIC







Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

**Re: CITIC Pacific Limited ("the Company")**

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since May 22, 2006 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.



Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Company Secretary

Encl.
*AT/wy/LTR-2673*

CITIC Pacific Ltd 32/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 www.citicpacific.com

RECEIVED
2006 JUN 26 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Annexure

CITIC Pacific Limited

List of Information that the Company since May 22, 2006 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Return of Allotments
   Date : May 23, 2006
   Entity Requiring Item : Hong Kong Companies Registry

2. Document : Return of Allotments
   Date : May 24, 2006
   Entity Requiring Item : Hong Kong Companies Registry

3. Document : Special Resolution and Ordinary Resolutions
   Date : May 26, 2006
   Entity Requiring Item : Hong Kong Companies Registry

4. Document : Re-printed Memorandum And New Articles of Association
   Date : May 26, 2006
   Entity Requiring Item : Hong Kong Companies Registry

5. Document : Announcement regarding the periodic update on the situation of the non-operational funds due and owing to Daye Special Steel Co., Ltd. ("Daye") (a subsidiary of CITIC Pacific Limited incorporated in the People's Republic of China) by the previous controlling shareholder of Daye *(only available in Chinese)*
   Date : June 1, 2006
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

6. Document : Monthly Return on Movement of Listed Equity Securities
   Date : June 6, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

7. Document : Joint Announcement with Air China Limited, Cathay Pacific Airways Limited, China National Aviation Company Limited and Swire Pacific Limited
   Date : June 8, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

8. Document : 2006 Annual Return
   Date : June 13, 2006
   Entity Requiring Item : Hong Kong Companies Registry

9. Document : Statement of Particulars of Subsidiaries
   Date : June 13, 2006
   Entity Requiring Item : Hong Kong Companies Registry

10. Document : Statement of Particulars of Shareholdings in Non-Subsidiary Companies
    Date : June 13, 2006
    Entity Requiring Item : Hong Kong Companies Registry

11. Document : Form of Share Buyback Report to HKSE
    Date : June 15, 2006
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

公司註冊處
Companies Registry

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**



重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: **145656**

## 1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

## (註 Note 7) 2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

| | 日 DD | 月 MM | 年 YYYY |
|---|---|---|---|
| 由 From | 02 | 05 | 2006 |
| 至 To | 02 | 05 | 2006 |

## 3 本次股份分配的總款額 Totals of this Allotment

| (註 Note 8) | 貨幣單位 Currency | 款額 Amount |
|---|---|---|
| 已繳及應繳的總面額<br>Total Nominal Amount Paid and Payable | HKD | 146,000.00 |
| 已繳及應繳的溢價總額 [第5A(a) + 5B(a)項]<br>Total Premium Amount Paid and Payable [Sections 5A(a) + 5B (a)] | HKD | 6,607,500.00 |

## 4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價) Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

| 貨幣單位 Currency | 款額 Amount |
|---|---|
| HKD | 877,540,064.00 |

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Pacific Limited 中信泰富有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: 2820 2111 傳真 Fax: -
電郵地址 E-mail Address: -
檔號 Reference:

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

請勿填寫

Your Receipt
Companies Registry
H.K.

23/05/2006 11:58:00
Submission No.: 221038032/1
CR NO.: 0145656
Sh. Form.: SC1

| Revenue Code | Amount(HKD) |
|---|---|
| 08 | $6,608.00 |

| Receipt No. | Method | Amount(HKD) |
|---|---|---|
| 212210048951 | Chq | $6,608.00 |

Total Paid $6,608.00

## 5 本次股份分配的詳情 Details of this Allotment

### A. 現金支付的分配股份 Shares Allotted for Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| **Shares** | **300,000** | **HKD0.40** | **HKD18.20** | **Nil** | **HKD17.80** | **HKD5,340,000.00** |
| **Shares** | **65,000** | **HKD0.40** | **HKD19.90** | **Nil** | **HKD19.50** | **HKD1,267,500.00** |

(註 Note 9)

### B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| **N/A** | | | | | | |
| | | | | | | |
| | | | | | | |

(註 Note 10)

分配上述(B)項股份的代價
**Consideration for which the Shares in (B) have been Allotted**

N/A

## 6 獲分配股份者的詳情 Details of Allottee(s)

| 姓名／名稱 Name | 地址 Address | 各類別股份分配的數目 No. of Shares Allotted by Class | |
|---|---|---|---|
| | | 類別 Class | 類別 Class |
| | | Shares | |
| Wong Ha Hang Aaron | 32/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong | 50,000 | |
| Bi Yupu | c/o 32/F., CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong | 300,000 | |
| Shi Cui Ming | 8/F., CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong | 15,000 | |
| | 各類別股份分配的總數 Total Shares Allotted by Class | 365,000 | Nil |

簽署 Signed：

姓名 Name ： Alice Tso Mun Wai

~~董事 Director~~／秘書 Secretary *

日期 Date： 23/05/2006

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

# 股份分配申報表
# Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

公司註冊處
Companies Registry

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: **145656**

## 1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

## (註 Note 7) 2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

| | 日 DD | 月 MM | 年 YYYY |
|---|---|---|---|
| 由 From | 15 | 05 | 2006 |
| 至 To | 15 | 05 | 2006 |

## 3 本次股份分配的總款額 Totals of this Allotment

| | 貨幣單位 Currency | 款額 Amount |
|---|---|---|
| (註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable | HKD | 8,000.00 |
| 已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B (a)] | HKD | 356,000.00 |

## 4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價) Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

| 貨幣單位 Currency | 款額 Amount |
|---|---|
| HKD | 877,548,064.00 |

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Pacific Limited 中信泰富有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: 2820 2111 傳真 Fax: -
電郵地址 E-mail Address: -
檔號 Reference:

請勿

Your Receipt
Companies Registry
H.K.

24/05/2006 15:33:10
Submission No.: 227034184/1
CR NO.: 0145656
Sh. Form.: SC1

| Revenue Code | Amount(HKD) |
|---|---|
| 08 | $356.00 |

| Receipt No. | Method | Amount(HKD) |
|---|---|---|
| 272270048419 | Cash | $356.00 |

Total Paid $356.00

## 5 本次股份分配的詳情 Details of this Allotment

### A. 現金支付的分配股份 Shares Allotted for Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of *Each Share* | *每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on *Each Share* (Including Premium) | | *每股*的溢價款額 Premium on *Each Share* | 已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| Shares | 20,000 | HKD0.40 | HKD18.20 | Nil | HKD17.80 | HKD356,000.00 |
| | | | | | | |

(註 Note 9)

### B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of *Each Share* | *每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium) | | *每股*的溢價款額 Premium on *Each Share* | 被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| N/A | | | | | | |
| | | | | | | |
| | | | | | | |

(註 Note 10)

分配上述(B)項股份的代價
**Consideration for which the Shares in (B) have been Allotted**

N/A

## 6 獲分配股份者的詳情 Details of Allottee(s)

| 姓名／名稱 Name | 地址 Address | 各類別股份分配的數目 No. of Shares Allotted by Class | |
|---|---|---|---|
| | | 類別 Class | 類別 Class |
| | | Shares | |
| Cheng Yiu Chung | B34, Po Shan Mansions,<br>10 Po Shan Road,<br>Hong Kong | 20,000 | |
| | | | |
| | 各類別股份分配的總數 Total Shares Allotted by Class | 20,000 | Nil |

簽署 Signed：

姓名 Name ： Alice Tso Mun Wai

~~董事 Director~~／秘書 Secretary *

日期 Date： 24th May, 2006

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

I, Alice Tso Mun Wai, being the Secretary of CITIC Pacific Limited, hereby certify that the resolutions below are true and contain the correct version of the resolutions passed by the shareholders of the Company at the Annual General Meeting held on 12th May, 2006.

Alice Tso Mun Wai
Company Secretary

Registration No. 145656



The Companies Ordinance (Chapter 32)

Special Resolution

and

Ordinary Resolutions

of

CITIC PACIFIC LIMITED
(中信泰富有限公司)

Passed on the 12th day of May, 2006



At the Annual General Meeting of shareholders of the Company held at the Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Friday, 12th May, 2006 at 10:30 a.m., the following resolutions were duly passed as Special Resolution and Ordinary Resolutions of the Company :-

## SPECIAL RESOLUTION

"**THAT** the Articles of Association of the Company be altered by:

(a) in Article 2:

(i) by inserting the words "(including an electronic communication)" after the words "legible and non-transitory form" in the definition of "writing" or "printing"; and

(ii) by adding at the end thereof the following new paragraph:

"References to a document being executed include references to it being executed under hand or under seal or by electronic signature or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not.";

(b) in Article 4, by adding the words "provided always that where the Company issues shares which do not carry voting rights, the words "non-voting" shall appear in the designation of such shares and where the equity capital

includes shares with different voting rights, the designation of each class of shares (other than those with the most favourable voting rights) must include the words "restricted voting" or "limited voting"" immediately after the words "as the Board may determine)";

(c) in Article 7, by adding at the end thereof the following:

"In the case of purchases of redeemable shares, (i) purchases not made through the stock market or by tender shall be limited to a maximum price, and (ii) if purchases are by tender, tenders shall be available to all members alike.";

(d) in Article 17, by deleting the words "or within such other period as the conditions of issue shall provide" and substituting therefor the words "or within such shorter period as the conditions of issue shall provide or as the Stock Exchange may from time to time prescribe under the Listing Rules";

(e) in Article 86, by adding the words "who is the holder of two or more shares" immediately after the words "A member" in the last sentence thereof;

(f) in Article 110, by deleting the words "special resolution" in the marginal note thereto and substituting therefor the words "ordinary resolution";

(g) in Article 172, by adding at the end thereof the words "Any notice or document to be given or issued under these Articles may be either in English language or Chinese language only or in both English language and Chinese language, subject to due compliance with the Ordinance and other applicable laws, rules and regulations.";

(h) in Article 174:

(i) by deleting the words "following that" in the last sentence thereof; and

(ii) by adding at the end of Article 174 the following:

"Any notice or document served by advertisement in newspapers in accordance with Article 172 shall be deemed to have been served on the day on which the notice or document is first published in newspapers.";

(i) by deleting the existing Article 175 in its entirety and substituting therefor the following as new Article 175:

"175. A notice or document may be given by or on behalf of the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a member in such manner as provided in these Articles in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.";

(j) in Article 177, by deleting the words "by post to, or left at the registered address of any member" and substituting therefor the words "to any member in such manner as provided in these Articles";

(k) by deleting the existing Article 178 in its entirety and substituting therefor the following as new Article 178:

"178. The signature to any notice or document to be given by the Company may be written, printed or made electronically.";

(l) in Article 184(B), by adding the words ", or any person employed by the Company as Auditor" immediately after the words "any Director or other officer of the Company"; and

(m) in Article 184(C), by adding the words ", or any person employed by the Company as Auditor" immediately after the words "any Director or officer of the Company". "

## FIRST ORDINARY RESOLUTION

**"THAT :**

A. subject to paragraph (C), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers;

B. the mandate in paragraph (A) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

C. the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (A), otherwise than pursuant to (i) Rights Issue or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company pursuant to the Articles of Association of the Company from time to time, shall not exceed twenty per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the said mandate shall be limited accordingly;

D. for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of :

i. the conclusion of the next Annual General Meeting of the Company; or

ii. the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

iii. the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

## SECOND ORDINARY RESOLUTION

**"THAT :**

A. a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution;

B. for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of :

i. the conclusion of the next Annual General Meeting of the Company; or

ii. the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

iii. the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

## THIRD ORDINARY RESOLUTION

"**THAT** conditional upon the passing of Resolutions (6) and (7) set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution (7) shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution (6)."

(Sd.) Larry Yung Chi Kin
Chairman

*CPL-1269*



CITIC PACIFIC

# CITIC Pacific Limited
# 中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁關於原大股東非經營性佔用公司資金清欠進展情況的公告。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：G 冶特钢　　公告编号：2006-022

## 大冶特殊钢股份有限公司关于原大股东非经营性占用公司资金清欠进展情况的公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

截止 2006 年 4 月 30 日，公司原控股股东冶钢集团有限公司及其他关联方冶钢集团进出口公司非经营性占用公司资金余额合计为 11,492 万元。2006 年 5 月，公司收到冶钢集团有限公司偿还的占用资金 2,353 万元。

特此公告。

大冶特殊钢股份有限公司

董　　事　　会

2006年5月31日

*******

完

香港，二零零六年六月一日

Monthly Return On Movement of Listed Equity Securities

**For the month ended** 31st May, 2006

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai Tel No.: 2820-2111
(Name of Responsible Official)

Date : 6th June, 2006

**(A) Information on Types of Listed Equity Securities :**
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. ✓ Other classes of shares : please specify : shares
4. Warrants : please specify :

**(B) Movement in Authorised Share Capital:**

| | No. of ~~ordinary~~ shares/ ~~Preference shares/ other classes of shares~~ | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month | 3,000,000,000 | 0.40 | 1,200,000,000 |
| Increase/(Decrease) (EGM approval date): ) | --- | — | --- |
| Balance at close of the month | 3,000,000,000 | 0.40 | 1,200,000,000 |

**(C) Movement in Issued Share Capital:**

| | No. of ~~Ordinary~~ shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 2,193,485,160 | — | --- |
| Increase/~~(Decrease)~~ during the month | 385,000 | — | --- |
| Balance at close of the month : | 2,193,870,160 | — | --- |

(B) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS* Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 18.20 | 8,420,000 | -- | 320,000 | -- | 8,100,000 | 320,000 |
| 2. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 19.90 | 10,885,000 | -- | 65,000 | -- | 10,820,000 | 65,000 |
| WARRANTS* Date of Expiry N/A | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1.______ Subscription price: HK$ ____ 2.______ Subscription price: HK$ ____ | | | | | | |
| CONVERTIBLES* Class N/A | Units | Converted (Units) | | | Units | |
| ______ Convertible price: HK$____ | | | | | | |
| OTHER ISSUES OF SHARES* N/A | | | | | | |
| Rights Issue | Price : | Issue and allotment Date : | | | | |
| Placing | Price : | Issue and allotment Date: | | | | |
| Bonus Issue | | Issue and allotment Date: | | | | |
| Scrip Dividend | | Issue and allotment Date : | | | | |
| Repurchase of share | | Cancellation Date : | | | | |
| Redemption of share | | Redemption Date : | | | | |
| Consideration issue | Price: | Issue and allotment Date : | | | | |
| Others (please specify) | Price: | Issue and allotment Date : | | | | |
| Total No. of ~~ordinary~~ shares/~~preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month: | | | | | | 385,000 |

Remarks : ____________________

Authorised Signatory:



Name: Alice Tso Mun Wai

Title: Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.


AIR CHINA

**AIR CHINA LIMITED**
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)

**(1) MAJOR TRANSACTION**
**(i) ACQUISITION OF CATHAY SHARES**
**(ii) ACQUISITION OF CATHAY SHARES BY CNAC LIMITED**

**(2) CONNECTED TRANSACTIONS**
**(i) ACQUISITION OF CATHAY SHARES**
**(ii) ISSUE OF AIR CHINA H SHARES**

**(3) CONNECTED TRANSACTIONS**
**(i) SALE OF DRAGONAIR SHARES BY CNAC LIMITED**
**(ii) ACQUISITION OF CATHAY SHARES BY CNAC LIMITED**




CATHAY PACIFIC

**CATHAY PACIFIC AIRWAYS LIMITED**
(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

**(1) CONNECTED TRANSACTIONS**
**(i) ACQUISITION OF DRAGONAIR SHARES**
**(ii) ALLOTMENT AND ISSUE OF CATHAY SHARES**

**(2) DISCLOSEABLE TRANSACTION**
**ACQUISITION OF DRAGONAIR SHARES**

**(3) DISCLOSEABLE TRANSACTION**
**ACQUISITION OF AIR CHINA H SHARES**

**(4) INCREASE IN AUTHORISED SHARE CAPITAL**

**(5) ALLOTMENT AND ISSUE OF CATHAY SHARES**
**PURSUANT TO LISTING RULE 13.36(1)(a)**



**CHINA NATIONAL AVIATION COMPANY LIMITED**
(Incorporated in Hong Kong with limited liability)
(Stock Code: 1110)

**VERY SUBSTANTIAL DISPOSAL**
**SALE OF DRAGONAIR SHARES**

**VERY SUBSTANTIAL ACQUISITION**
**ACQUISITION OF CATHAY SHARES**



CITIC Pacific Limited
中信泰富有限公司
**CITIC PACIFIC LIMITED**
(Incorporated in Hong Kong with limited liability)
(Stock Code: 267)

**(1) CONNECTED AND DISCLOSEABLE TRANSACTIONS**
**(i) SALE OF DRAGONAIR SHARES**
**(ii) ACQUISITION OF CATHAY SHARES**

**(2) DISCLOSEABLE TRANSACTION**
**SALE OF CATHAY SHARES**


SWIRE PACIFIC

**SWIRE PACIFIC LIMITED**
(Incorporated in Hong Kong with limited liability)
(Stock Codes: 19 and 87)

# Listing Rule 13.09 Announcement

On 8 June 2006, Air China, Cathay, CNAC Limited, CITIC Pacific and SPAC entered into a conditional agreement in relation to (i) the restructuring of the parties' shareholdings in Cathay and Dragonair and (ii) the acquisition by Cathay of additional shares in Air China. If the agreement becomes unconditional, (1) Dragonair will become a wholly-owned subsidiary of Cathay, (2) Air China will become a substantial shareholder of Cathay and (3) Cathay will increase its shareholding in Air China.

Cathay has offered to acquire all the Dragonair Shares which it does not already own for a total consideration of HK$8.22 billion (based on a valuation of Dragonair of HK$10.00 billion or HK$20.00 per Dragonair Share) to be satisfied by a combination of the issue of 548,045,724 new Cathay Shares at an issue price of HK$13.50 per share and HK$0.82 billion in cash.

Each of SPAC, CNAC Limited and CITIC Pacific has agreed to accept the offer from Cathay to acquire their Dragonair Shares. To the extent that any Dragonair Minority Shareholders do not accept the offer from Cathay to acquire their Dragonair Shares, Cathay intends to exercise its powers under section 168 of the Companies Ordinance (Cap.32 of the Laws of Hong Kong) following completion of the Transaction to acquire compulsorily the remaining Dragonair Shares from the relevant Dragonair Minority Shareholders.

SPAC and CITIC Pacific have agreed to sell to Air China 40,128,292 and 359,170,636 Cathay Shares respectively. The consideration payable by Air China for such Cathay Shares is HK$13.50 per share.

Cathay has agreed to subscribe in cash for 1,179,151,364 Air China H Shares at an aggregate subscription price of HK$4.07 billion, representing HK$3.45 per Air China H Share.

SPAC and CITIC Pacific have agreed to sell on or before Completion, such number of Cathay Shares as will result in the percentage of Cathay Shares held by them on Completion being 40% and 17.50% respectively and the percentage of Cathay Shares in public hands being not less than 25%.

Under the Restructuring Agreement, SPAC and CITIC Pacific have agreed to recommend to the Cathay Board that as soon as practicable following Completion and in any event, no later than 60 days following Completion, Cathay will pay a special interim dividend of HK$0.32 per Cathay Share.

SPAC, CNAC Limited, CITIC Pacific and Air China have entered into a shareholders agreement for the purpose of regulating their relationship with each other as shareholders of Cathay and certain aspects of the affairs of, and their shareholdings in, Cathay, following completion of the Transaction.

Under the Shareholders Agreement:

(i) the parties have agreed that the Cathay Board will, subject to adjustment in certain circumstances, consist of four non-executive directors nominated by SPAC, two non-executive directors nominated by each of CITIC Pacific and Air China, five executive directors nominated by SPAC and four independent non-executive directors;

(ii) the parties have agreed to support, including by exercise (to the extent permitted by law and the rules of the Exchange) of their respective voting rights as shareholders of Cathay, the continuation and periodic renewal of the existing management arrangements for Cathay and its subsidiaries, including the services agreement between John Swire & Sons (H.K.) Limited and Cathay, and their extension to Dragonair and its subsidiaries substantially on their current terms; and
(iii) to support the implementation of the Operating Agreement and by exercise (to the extent permitted by law and the rules of the Exchange) of their respective voting rights as shareholders of Cathay, its continuation and any periodic renewal of it.

In addition, the parties have agreed to the following in relation to their shareholdings in Cathay:
(i) SPAC has agreed that the beneficial interest of SPAC and its group in the Cathay Share Capital will not exceed 44.90% (49.90% if (i) CITIC Pacific and its group or (ii) Air China and its group increase their respective combined aggregate beneficial interest in the Cathay Share Capital to above 22.45%), except with the prior written consent of the other parties;
(ii) Each of (i) CITIC Pacific and (ii) Air China and CNAC Limited have agreed that the combined aggregate beneficial interest of respectively CITIC Pacific and its group and Air China and its group in the Cathay Share Capital will not exceed 29.99%, except with the prior written consent of the other parties; and
(iii) CITIC Pacific, Air China and CNAC Limited have agreed that, except with the prior written consent of SPAC, their combined beneficial interest in the Cathay Share Capital (including those of their groups) will not exceed 40% or the percentage beneficial interest of SPAC and its group in the Cathay Share Capital (whichever is the lower).

(The undertakings by CITIC Pacific, Air China and CNAC Limited described in paragraphs (ii) and (iii) above will cease to apply if SPAC (and/or its group companies) disposes of Cathay Shares and as a result SPAC (together with its group) is beneficially interested in less than 30% of the Cathay Share Capital and Air China (together with its group) or CITIC Pacific (together with its group) is beneficially interested (whether or not as a result of such disposal by SPAC and/or its group companies) in more Cathay Shares than SPAC (together with its group). The undertaking by CITIC Pacific, Air China and CNAC Limited in paragraph (iii) above will also cease to apply if SPAC (together with its group) is beneficially interested in 44.50% or more of the Cathay Share Capital. The undertakings by SPAC, CITIC Pacific, Air China and CNAC Limited described above will cease to apply in favour of any shareholder which is a party to the Shareholders Agreement whose beneficial interest in the Cathay Share Capital (including that of its group) is less than 15%.)

The parties to the Shareholders Agreement have also agreed that so long as a Shareholder is beneficially interested (together with its group) (directly or indirectly) in 15% or more of the Cathay Share Capital, it will not make a takeover offer for Cathay or accept a takeover offer from a third party, unless that offer has been recommended by the Cathay Board.

Air China and Cathay have today also jointly announced that they have entered into the Operating Agreement.

Based on the assumptions and reasoning set out below under the heading "Regulatory and Listing Rule Implications":

**Air China**
- the acquisition by Air China of Cathay Shares from CITIC Pacific constitutes a connected transaction for Air China and is subject to the approval of the independent shareholders of Air China;
- the issue of Air China H Shares to Cathay constitutes a connected transaction for Air China and is subject to the approval of the independent shareholders of Air China;
- the sale of Dragonair Shares by CNAC Limited (as a subsidiary of Air China) to Cathay and the acquisition of Cathay Shares by CNAC Limited (as a subsidiary of Air China) from Cathay each constitutes a connected transaction for Air China and is subject to the approval of the independent shareholders of Air China;
- the acquisition of Cathay Shares by CNAC Limited (as a subsidiary of Air China) from Cathay, when aggregated with the acquisition by Air China of Cathay Shares from CITIC Pacific and SPAC, constitutes a major transaction for Air China and is subject to the approval of the shareholders of Air China;
- the issue of additional Air China H Shares to Cathay is subject to approval by a special resolution of shareholders in general meeting of Air China and approvals by special resolutions of shareholders at separate class meetings of Air China in accordance with Air China's articles of association and Rule 19A.38 of the Listing Rules;

**Cathay**
- the acquisition of Dragonair Shares by Cathay from SPAC and CITIC Pacific constitutes a connected transaction and is subject to the approval of the independent shareholders of Cathay;
- the allotment and issue of new Cathay Shares by Cathay to SPAC and CITIC Pacific constitutes a connected transaction for Cathay and is subject to the approval of the independent shareholders of Cathay;
- the acquisition of Dragonair Shares by Cathay from each of SPAC, CITIC Pacific, CNAC Limited and the Dragonair Minority Shareholders, when aggregated, constitutes a discloseable transaction for Cathay;
- the acquisition by Cathay of additional Air China H Shares constitutes a discloseable transaction for Cathay;
- the proposed increase of the authorised share capital of Cathay from 3,900,000,000 Cathay Shares to 5,000,000,000 Cathay Shares to facilitate the Transaction is subject to the approval of the shareholders of Cathay;
- the allotment and issue by Cathay of new Cathay Shares to SPAC and CITIC Pacific is subject to the approval of the shareholders of Cathay pursuant to Rule 13.36(1)(a) of the Listing Rules;

**CNAC Limited**
- the sale by CNAC Limited of Dragonair Shares to Cathay in consideration of Cathay issuing new Cathay Shares and paying HK$0.43 billion in cash to CNAC Limited constitutes a very substantial disposal and a very substantial acquisition for CNAC Limited and is therefore subject to the approval of the shareholders of CNAC Limited;

**CITIC Pacific**
- the sale by CITIC Pacific of Dragonair Shares to Cathay constitutes a connected transaction for CITIC Pacific and is subject to the approval of the independent shareholders of CITIC Pacific;
- the sale by CITIC Pacific of Dragonair Shares to Cathay constitutes a discloseable transaction for CITIC Pacific;
- the acquisition of new Cathay Shares by CITIC Pacific as consideration for the Dragonair Shares constitutes a connected transaction for CITIC Pacific and is subject to the approval of the independent shareholders of CITIC Pacific;
- the acquisition by CITIC Pacific of new Cathay Shares as consideration for the Dragonair Shares constitutes a discloseable transaction for CITIC Pacific; and
- the sale by CITIC Pacific of Cathay Shares to Air China constitutes a discloseable transaction for CITIC Pacific.

**SPAC**
- This joint announcement is made, in the case of SPAC, under Rule 13.09 of the Listing Rules.

A circular giving further details of the Transaction, the views of the independent non-executive directors of Air China and independent financial adviser to Air China, together with a notice of the Air China EGM will be dispatched to shareholders of Air China as soon as practicable.

Details of the Transaction, to the extent they constitute connected transactions for Air China, will also be included in Air China's next annual report and accounts in accordance with Rule 14A.45 of the Listing Rules.

A circular giving further details of the Transaction, the views of the independent non-executive directors of Cathay and independent financial adviser to Cathay, together with notice of the Cathay EGM will be dispatched to shareholders of Cathay as soon as practicable.

Details of the Transaction, to the extent they constitute connected transactions for Cathay, will also be included in Cathay's next annual report and accounts in accordance with Rule 14A.45 of the Listing Rules.

A circular giving further details of the Transaction, the views of the independent non-executive directors of CNAC Limited and independent financial adviser to CNAC Limited, together with a notice of the CNAC Limited EGM will be dispatched to shareholders of CNAC Limited as soon as practicable.

A circular giving further details of the Transaction, the views of the independent non-executive directors of CITIC Pacific and independent financial adviser to CITIC Pacific, together with a notice of the CITIC Pacific EGM will be dispatched to shareholders of CITIC Pacific as soon as practicable.

Details of the Transaction, to the extent they constitute connected transactions for CITIC Pacific, will also be included in CITIC Pacific's next annual report and accounts in accordance with Rule 14A.45 of the Listing Rules.

*Conditional Undertaking and Request for Privatization of CNAC Limited*
On Ling Investments Limited, which beneficially owns approximately 9.75% of the issued share capital of CNAC Limited, has given a conditional irrevocable undertaking to Air China and CNAC Limited to vote in favour of the shareholders' resolutions to be proposed at CNAC Limited's shareholders' meeting to approve the sale by CNAC Limited of Dragonair Shares to Cathay and the acquisition of Cathay Shares by CNAC Limited as described in this announcement. The conditions precedent to On Ling's undertaking are:
(a) the publication of an announcement by or on behalf of Air China of a privatization offer in cash for all the issued shares of CNAC Limited, other than those already owned by Air China and parties acting in concert with it, on terms no less favourable than HK$2.80 per CNAC Limited Share; and
(b) the independent financial adviser to CNAC Limited's independent board of directors committee is of the opinion that the terms of the sale of the Dragonair Shares and the privatization referred to in paragraph (a) above from a financial perspective are fair and reasonable.

Following receipt of the conditional undertaking from On Ling Investments Limited, CNAC Limited Directors have requested Air China to privatize CNAC Limited by way of a scheme of arrangement, the basis that the offer price will be HK$2.80 per CNAC Limited share. Air China is currently considering the request by CNAC Limited Directors and is seeking the appropriate PRC regulatory approvals and financing to proceed with the privatization offer. Air China is currently also in the process of formulating the proposals for the privatization offer and will issue an announcement if and as soon as the proposals are finalized. As certain terms of the proposals are subject to various external factors that are outside its control, Air China is not in a position, as at the date of this announcement, to provide an estimate of the timing for any announcement of a privatization offer.

**As such, there is no certainty as to whether or not Air China will make a privatization offer for CNAC Limited. Accordingly, shareholders and potential investors in CNAC Limited should not assume that a privatization offer will be made and should instead exercise caution in dealing in CNAC Limited's shares.**

The Executive takes the view that, if a privatization offer is made by Air China pursuant to the request of CNAC Limited Directors, Air China will have to make the offer in cash at HK$2.80 per CNAC Limited Share.

*Resumption of Trading*
At the request of each of Air China, Cathay, CNAC Limited, CITIC Pacific and SPAC, trading in shares in each of them on the Exchange was suspended with effect from 9:30 a.m. (in the case of Cathay, CITIC Pacific and SPAC) and 9:31 a.m. (in the case of Air China and CNAC Limited) on 5 June 2006 pending the issue of this announcement. Application has been made by each of Air China, Cathay, CNAC Limited, CITIC Pacific and SPAC to the Exchange for the resumption of trading in each of their shares with effect from 9:30 a.m. on 9 June 2006.

## DESCRIPTION OF THE TRANSACTION

On 8 June 2006, Air China, Cathay, CNAC Limited, CITIC Pacific and SPAC entered into a conditional agreement in relation to the restructuring of the parties' shareholdings in Cathay and Dragonair. If the agreement becomes unconditional, (1) Dragonair will become a wholly-owned subsidiary of Cathay, (2) Air China will become a substantial shareholder of Cathay and (3) Cathay will increase its shareholding in Air China.

The principal shareholdings in Cathay and Dragonair as at the date of this announcement are as follows:

| | Cathay | |
|---|---|---|
| | Number of Shares | % of Shares |
| SPAC | 1,566,233,246 | 46.30% |
| CITIC Pacific | 859,353,462 | 25.40% |
| Public | 957,197,640 | 28.30% |
| Total | 3,382,784,348 | 100.00 |

| | Dragonair | |
|---|---|---|
| | Number of Shares | % of Shares |
| SPAC | 38,551,808 | 7.71% |
| Cathay | 88,965,707 | 17.79% |
| CITIC Pacific | 142,482,484 | 28.50% |
| CNAC Limited | 216,447,251 | 43.29% |
| Dragonair Minority Shareholders | 13,552,750 | 2.71% |
| Total | 500,000,000 | 100.00 |

***Purchase of Dragonair Shares and Issue of new Cathay Shares***

Cathay has offered to acquire all the Dragonair Shares which it does not already own for a total consideration of HK$8.22 billion (based on a valuation of Dragonair of HK$10.00 billion or HK$20.00 per Dragonair Share) to be satisfied by a combination of the issue of 548,045,724 new Cathay Shares at an issue price of HK$13.50 per share and HK$0.82 billion in cash.

Each of SPAC, CITIC Pacific and CNAC Limited has agreed to accept the offer from Cathay to acquire their Dragonair Shares. To the extent that any Dragonair Minority Shareholders do not accept the offer from Cathay to acquire their Dragonair Shares, Cathay intends to exercise its powers under section 168 of the Companies Ordinance (Cap.32 of the Laws of Hong Kong) following completion of the Transaction to acquire compulsorily the remaining Dragonair Shares from the relevant Dragonair Minority Shareholders.

The valuation of Dragonair was determined following arm's length negotiation between the parties, based on the underlying value of Dragonair, as reflected in the market price of CNAC Limited, and having regard to the trading multiples of comparable airlines, in addition to considering the benefits to Cathay of full ownership of Dragonair and potential synergies arising from a combination of the businesses. The issue price of the new Cathay Shares was determined following arm's length negotiation between the parties, in particular with reference to the current and recent average trading price of Cathay Shares.

***Purchase of Cathay Shares***

SPAC and CITIC Pacific have agreed to sell to Air China 40,128,292 and 359,170,636 Cathay Shares respectively. The consideration payable by Air China for such Cathay Shares is HK$13.50 per share and was determined by the parties after arm's length negotiation, in particular with reference to the current and recent average trading price of Cathay Shares.

***Placing***

SPAC and CITIC Pacific have agreed to sell on or before Completion, such number of Cathay Shares as will result in the percentage of Cathay Shares held by them on Completion being 40% and 17.50% respectively and the percentage of Cathay Shares in public hands being not less than 25%.

***Acquisition of Additional Air China H Shares***

In December 2004, Cathay acquired a 10% interest in the share capital of Air China by subscribing for Air China H Shares when the Air China H Shares were listed on the Exchange. Cathay has agreed to subscribe in cash for an additional 1,179,151,364 Air China H Shares at an aggregate subscription price of HK$4.07 billion, representing HK$3.45 per Air China H Share. Following completion of this subscription Cathay will have a 20.00% interest in the enlarged issued share capital of Air China.

Following Completion (on the basis that Cathay has acquired all the Dragonair Shares held by the Dragonair Minority Shareholders), Cathay will own all the shares in Dragonair and the shareholdings in Cathay will be as follows:

| | Cathay | |
|---|---|---|
| | Number of Shares | % of Shares |
| SPAC | 1,572,332,028 | 40.00% |
| CITIC Pacific | 687,895,263 | 17.50% |
| CNAC Limited | 288,596,335 | 7.34% |
| Air China | 399,298,928 | 10.16% |
| Public | 982,707,518 | 25.00% |
| Total | 3,930,830,072 | 100.00 |

***Special Dividend***

Under the Restructuring Agreement, SPAC and CITIC Pacific have agreed to recommend to the Cathay Board that as soon as practicable following Completion and in any event, no later than 60 days following Completion, Cathay will pay a special interim dividend of HK$0.32 per Cathay Share.

The shareholdings in Dragonair, Cathay and Air China (1) immediately prior to Completion and (2) immediately following Completion are expected to be as follows:

**Shareholding structures of Cathay, Dragonair and Air China immediately prior to Completion**


SPAC
Public
CITIC Pacific
46.30%
28.30%
25.40%
10.00%
24.20%
Public
17.79%
28.50%
Dragonair Minority Shareholders
68.36%
2.71%
7.71%
43.29%
CNAC Limited
31.64%

**Shareholding structures of Cathay, Dragonair and Air China immediately following Completion**


SPAC
Public
CITIC Pacific
40.00%
25.00%
17.50%
10.16%
20.00%
21.51%
Public
100.00%
68.36%
7.34%
CNAC Limited
31.64%

## SHAREHOLDERS AGREEMENT

SPAC, CNAC Limited, CITIC Pacific and Air China have entered into a shareholders agreement for the purpose of regulating their relationship with each other as shareholders of Cathay and certain aspects of the affairs of, and their shareholdings in, Cathay, following completion of the Transaction.

Under the Shareholders Agreement, the parties have agreed:

(i) that the Cathay Board will, subject to adjustment in certain circumstances, consist of four non-executive directors nominated by SPAC, two non-executive directors nominated by each of CITIC Pacific and Air China, five executive directors nominated by SPAC and four independent non-executive directors;

(ii) to support, including by exercise (to the extent permitted by law and the rules of the Exchange) of their respective voting rights as shareholders of Cathay, the continuation and periodic renewal of the existing management arrangements for Cathay and its subsidiaries, including the services agreement between John Swire & Sons (H.K.) Limited and Cathay, and their extension to Dragonair and its subsidiaries substantially on their current terms; and

(iii) to support the implementation of the Operating Agreement and by exercise (to the extent permitted by law and the rules of the Exchange) of their respective voting rights as shareholders of Cathay, its continuation and any periodic renewal of it.

In addition, the parties have agreed to the following in relation to their shareholdings in Cathay:

(i) SPAC has agreed that the beneficial interest of SPAC and its group in the Cathay Share Capital will not exceed 44.90% (49.90% if (i) CITIC Pacific and its group or (ii) Air China and its group increase their respective combined aggregate beneficial interest in the Cathay Share Capital to above 22.45%), except with the prior written consent of the other parties.

(ii) each of (i) CITIC Pacific and (ii) Air China and CNAC Limited have agreed that the combined aggregate beneficial interest of respectively CITIC Pacific and its group and Air China and its group in the Cathay Share Capital will not exceed 29.99%, except with the prior written consent of the other parties; and

(iii) CITIC Pacific, Air China and CNAC Limited have agreed that, except with the prior written consent of SPAC, their combined beneficial interest in the Cathay Share Capital (including those of their groups) will not exceed 40% or the percentage beneficial interest of SPAC and its group in the Cathay Share Capital (whichever is the lower).

(The undertakings by CITIC Pacific, Air China and CNAC Limited described in paragraphs (ii) and (iii) above will cease to apply if SPAC (and/or its group companies) disposes of Cathay Shares and as a result SPAC (together with its group) is beneficially interested in less than 30% of the Cathay Share Capital and Air China (together with its group) or CITIC Pacific (together with its group) is beneficially interested (whether or not as a result of such disposal by SPAC and/or its group companies)) in more Cathay Shares than SPAC (together with its group). The undertaking by CITIC Pacific, Air China and CNAC Limited described in paragraph (iii) above will also cease to apply if SPAC (together with its group) is beneficially interested in 44.50% or more of the Cathay Share Capital. The undertakings by SPAC, CITIC Pacific, Air China and CNAC Limited described above will cease to apply in favour of any shareholder which is a party to the Shareholders Agreement whose beneficial interest in the Cathay Share Capital (including that of its group) is less than 15%.)

The parties to the Shareholders Agreement have also agreed that so long as a Shareholder is beneficially interested (together with its group) (directly or indirectly) in 15% or more of the Cathay Share Capital, it will not make a takeover offer for Cathay or accept a takeover offer from a third party, unless that offer has been recommended by the Cathay Board.

*Operating Agreement*
Air China and Cathay have today also jointly announced that they have entered into the Operating Agreement.

## CONDITIONS

Completion of the Transaction, (and the coming into effect of the Shareholders Agreement), is conditional upon satisfaction of the following conditions:

(A) entering into the Shareholders Agreement and implementation of the Transaction not giving rise to an obligation on any of SPAC, CITIC Pacific, Air China or CNAC Limited to make a mandatory offer to acquire all the Cathay Shares under the Takeovers Code; in this connection the Executive has confirmed that, as SPAC and CITIC Pacific are concert parties in relation to the voting rights of Cathay and together hold more than 50% of the Cathay Shares, no such obligation will arise;

(B) Air China having obtained all necessary approvals of relevant regulatory bodies in the PRC and any other regulatory approvals;

(C) the Listing Committee of the Exchange having granted listing of and permission to deal in:

(i) the new Cathay Shares to be issued to SPAC, CITIC Pacific, CNAC Limited and the Dragonair Minority Shareholders described above; and

(ii) the new Air China H Shares to be issued to Cathay described above;

(D) the independent shareholders of CITIC Pacific in general meeting having passed resolutions approving the sale by CITIC Pacific of its Dragonair Shares to Cathay and the acquisition of the new Cathay Shares to be issued by Cathay to CITIC Pacific as consideration for the Dragonair Shares sold by CITIC Pacific to Cathay, in each case as a connected transaction;

(E) the independent shareholders of CNAC Limited in general meeting having passed resolutions to approve the sale of CNAC Limited's Dragonair Shares to Cathay as a very substantial disposal and the acquisition of Cathay Shares by CNAC Limited as a very substantial acquisition;

(F) the independent shareholders of Cathay in general meeting having passed resolution(s) to approve the acquisition of Dragonair Shares by Cathay from SPAC and CITIC Pacific and the allotment and issue of new Cathay Shares by Cathay to SPAC and CITIC Pacific, in each case as a connected transaction and the shareholders of Cathay in general meeting having passed resolution(s) to approve the increase of the authorized share capital of Cathay and the allotment and issue of new Cathay Shares to SPAC and CITIC Pacific pursuant to Rule 13.36(1)(a) of the Listing Rules;

(G) the independent shareholders of Air China in general meeting having passed resolutions approving the sale of Dragonair Shares by CNAC Limited to Cathay, the acquisition of Cathay Shares by CNAC Limited, the acquisition by Air China of Cathay Shares from CITIC Pacific and the issue of Air China H Shares to Cathay, in each case as a connected transaction, the shareholders of Air China in general meeting having passed a resolution approving the acquisition of Cathay Shares by CNAC Limited, the acquisition by Air China of Cathay Shares from CITIC Pacific and SPAC as a major transaction (when aggregated) and the shareholders of Air China in general meeting having passed a special resolution and the shareholders of Air China in separate class meetings having passed special resolutions, in each case approving the issue of additional Air China H Shares to Cathay in accordance with Air China's articles of association and applicable Listing Rules;

(H) Cathay being satisfied that it is entitled under Section 168 of the Companies Ordinance to acquire compulsorily all the Dragonair Shares held by each person who does not accept its offer for all the Dragonair Shares;

(I) Cathay being satisfied as to its due diligence investigations of Dragonair and Air China; and

(J) Air China being satisfied as to its due diligence investigations of Cathay.

Completion of the Transaction is expected to take place on the fifth Business Day following satisfaction of these conditions.

## REASONS FOR THE TRANSACTION

In recent years the Chinese aviation industry has experienced rapid growth and development: the creation of three Chinese airline groups, the continuing opening up of the market to international airlines and the increasing internationalisation of the Chinese airlines' route networks. In the context of these market developments, the shareholding structure of Dragonair has proved to be not efficient with the result that Dragonair is unable to take full advantage of potential economies of scale and the management of its business is not optimised. The rationalisation of the shareholding structure of Dragonair will benefit all the companies that are current shareholders of Dragonair and Dragonair itself. In addition, with further investments in each other, Air China and Cathay will continue to work together in exploring ways to improve their service offering, network and connectivity and developing the Chinese aviation industry.

The international network of Cathay and the principally Hong Kong — Mainland China network of Dragonair are highly complementary and together will improve Cathay's network reach, connectivity to China and between China and the rest of the world. In addition the cooperation with Air China will further the development of Beijing Capital International Airport and Hong Kong International Airport as gateways to and hubs for Mainland China and thus the Transaction will be to the benefit of the Hong Kong and Greater China aviation industry.

*Air China*
The Transaction and related Operating Agreement are the culmination of a process of increasing cooperation with Cathay that began with the joint announcement of the memorandum of understanding between the parties in October 2004.

Air China believes that intensified co-operation between Air China, the leading mainland airline based in Beijing, with Cathay, the leading airline based in Hong Kong, will bring significant benefits to Air China and the entire Chinese aviation industry. In addition, the goal of developing Beijing Capital International Airport and Hong Kong International Airport as gateways to and hubs for mainland China will be furthered by this Transaction and this in turn will increase the ability of Air China to compete on the international stage.

Through the cross-shareholdings that will result from the implementation of the Transaction and the Operating Agreement, Air China and Cathay have the potential of realising substantial revenue and cost synergies through economies of scale and optimisation of resources. Together, Air China and Cathay (with Dragonair 100% owned) will be able to deliver more destinations, better flight connectivity and improved services as a whole. Through reciprocal sales representation where Air China will be exclusively responsible for Cathay's passenger sales in Mainland China while Cathay will be exclusively responsible for Air China's passenger sales in Hong Kong, Macau and Taiwan, code-shared and joint venture routes that will operate under revenue and cost pooling arrangements as well as other areas of business cooperation, the Operating Agreement is expected to allow Air China to benefit from improved load factors and better route management. Furthermore, through closer operational cooperation and cross-placement of management, Air China will benefit from greater exposure to international best practice in areas such as network design and scheduling, product design, yield management, operational management and risk management and service delivery.

Upon completion of the Transaction, Air China, together with CNAC Limited, will hold 17.50% shareholding in Cathay which, coupled with Air China's rights under the Operating Agreement and Shareholders' Agreement, allow Air China to account for its shareholding in Cathay using the equity accounting method and will therefore benefit on a consolidated basis from the strong profitability of Cathay. From a cash flow perspective, Air China will also benefit from the receipt of dividend payments from Cathay.

As part of the Transaction, Cathay will subscribe for 1,179,151,364 new Air China H shares, becoming a 20.00% shareholder of the enlarged issued share capital of Air China, at a premium to the prevailing market price of Air China H shares. This will result in cash proceeds of HK$4.07 billion to Air China, which will help finance the planned expansion of Air China's fleet and other important business development initiatives.

Through its 68.36% shareholding in CNAC Limited, Air China believes that it is also realising full value for CNAC Limited's 43.29% shareholding in Dragonair. Furthermore, Air China will be able to share in the future benefits that will arise from a combination of Cathay and Dragonair through its ongoing shareholding in Cathay.

*Cathay*
Cathay believes that combining the international network of Cathay with the network of Dragonair will improve Cathay's network reach, connectivity to China and between China and the rest of the world. Further, the additional operational co-operation with Air China will promote Hong Kong and Beijing Airports as major Asian/Chinese hubs improving traffic flows for Cathay, Dragonair, and Air China and connectivity and services for passenger and cargo customers. Full control of Dragonair by Cathay allows the realisation of substantial synergies. Cathay expects ownership of Dragonair and increased co-operation between Cathay (with Dragonair 100% owned) and Air China to increase connectivity, convenience and marketing and thus load factors. In addition Cathay expects cost savings within Cathay and Dragonair from the increased scale of operations, improved aircraft utilisation and from adopting best practices. The value of Dragonair as a standalone entity, the benefits of network integration and the potential synergies available to Cathay support the valuation of HK$10 billion that the Transaction implies for 100% of the equity of Dragonair.

Increasing its shareholding in Air China to 20% ensures that Cathay will share in the synergies and benefits of co-operation that accrue to Air China. Further, at 20%, Cathay will equity account for its share in Air China and will therefore include 20% of the profits of Air China in its results. The acquisition price of HK$3.45 per Air China share represents a 15.8% premium to the Air China's IPO price and a 11.3% premium to the closing share price on the Last Trading Date. In light of the additional influence on Air China and with it the ability to equity account, the Cathay Directors believe that the price is an attractive level at which to increase its stake in Air China.

*CNAC Limited*
The competitive position of Dragonair has changed significantly in the past few years, facing competition from larger, full cost carriers into China/Hong Kong, other hubs as well as Asian low cost carriers and a number of new airlines that have recently been established in Hong Kong, China and across Asia.

In light of this increasingly competitive operational landscape, CNAC Limited believes that Dragonair would benefit from being under the direct management control of a single airline group. The current shareholding structure of Dragonair has proved to be not efficient with the result that Dragonair is unable to take full advantage of potential economies of scale and the management of its business is not optimised. CNAC Limited believes that direct control of Dragonair by Cathay would allow Dragonair to secure its future growth and profitability. The combination of the two businesses and the alignment of shareholder and management interests within the wider Cathay Group will create the opportunity to realize substantial synergies and provide the flexibility to react to the challenges in the Chinese and Asian airline industry.

The terms of the Transaction value 100% of the equity of Dragonair at HK$10 billion. This valuation represent a price-to-earnings ratio of 33.3 times Dragonair's reported earnings of HK$300.4 million for the year ended 31st December 2005. CNAC Limited believes that this valuation reflects not only the full intrinsic value of Dragonair but also a fair sharing of the synergies that Cathay anticipates to accrue from the combination of the two airlines.

As a consequence of the Transaction, CNAC Limited will hold a 7.34% shareholding in Cathay, thereby exchanging an illiquid shareholding in an unlisted company (Dragonair) for a shareholding in a listed company (Cathay) whose shares enjoy a high level of trading liquidity on the Exchange. Furthermore, the Transaction will allow CNAC Limited to realise a gain of approximately HK$2.96 billion to its consolidated profit and loss account, and, together with the payment of the special dividend by Cathay, CNAC Limited will receive HK$525.2 million of cash proceeds. Going forward, CNAC Limited will benefit from its proportional share of dividend income from Cathay, which, as a result of its cooperation with Air China and its consolidation with Dragonair, will be able to deliver even better value for its shareholders in the future.

*CITIC PACIFIC*
The transaction provides CITIC Pacific an attractive exit price for its shares in Dragonair. CITIC Pacific will sell shares in Cathay at above the prevailing market price at the date of this announcement and will retain a 17.50% stake in Cathay to share in the benefits of the combination of Cathay and Dragonair and operational cooperation with Air China as outlined above. CITIC Pacific intends to hold the shares of Cathay as a long term investment. The CITIC Pacific Directors estimate that, with reference to the projected carrying value of the investment in Cathay and Dragonair, but subject to the exact completion date, an estimated profit of approximately HK$2 billion will arise from the transaction.

The transaction allows CITIC Pacific to realise cash of approximately HK$5 billion (excluding the special dividend intended to be distributed following Completion), to be used for pursuing development of the core businesses which CITIC Pacific actively manages to leverage off its expertise.

*SPAC*
Currently SPAC has a minority shareholding in Dragonair and is the largest shareholder in Cathay. Following the Transaction, SPAC will remain the single largest shareholder in the combined Cathay-Dragonair group. As the largest single shareholder of Cathay, SPAC expects to enjoy its proportional share of the operational and management benefits that Cathay anticipates, as outlined above. Further, SPAC will enjoy a net cash inflow from the Transaction of approximately HK$1.2 billion.

The Air China Directors (other than the independent non-executive directors whose views will be set out in the circular to be dispatched to the shareholders of Air China together with the advice of the independent financial adviser) have considered the Transaction and are of the opinion that the Transaction and its terms are fair and reasonable and are in the interests of the shareholders of Air China as a whole.

The Cathay Directors (other than the independent non-executive directors whose views will be set out in the circular to be dispatched to the shareholders of Cathay together with the advice of the independent financial adviser) have considered the Transaction and are of the opinion that the

Transaction and its terms are fair and reasonable and are in the interests of the shareholders of Cathay as a whole.

The CNAC Limited Directors (other than the independent non-executive directors whose views will be set out in the circular to be dispatched to the shareholders of CNAC Limited together with the advice of the independent financial adviser) have considered the Transaction and are of the opinion that the Transaction and its terms are fair and reasonable and are in the interests of the shareholders of CNAC Limited as a whole.

The CITIC Pacific Directors (other than the independent non-executive directors whose views will be set out in the circular to be dispatched to the shareholders of CITIC Pacific together with the advice of the independent financial adviser) have considered the Transaction and are of the opinion that the Transaction and its terms are fair and reasonable and are in the interests of the shareholders of CITIC Pacific as a whole.

## OTHER RELEVANT INFORMATION IN RELATION TO THE TRANSACTION

***Acquisition of Dragonair Shares by Cathay***

The number of Dragonair Shares to be acquired by Cathay from each of SPAC, CITIC Pacific, CNAC Limited and the Dragonair Minority Shareholders, the number of new Cathay Shares to be issued to them as consideration and the amount of cash consideration to be paid to them are as follows:

| | Number of Dragonair Shares to be acquired | Total Consideration (HK$) | Number of new Cathay Shares to be issued (at HK$13.50 per share) | Number of new Cathay Shares to be issued as a percentage of issued share capital of Cathay immediately prior to Completion | Number of new Cathay Shares to be issued as a percentage of enlarged issued share capital of Cathay following Completion | Cash Consideration (HK$) |
|---|---|---|---|---|---|---|
| SPAC | 38,551,808 | 771,036,160 | 51,402,411 | 1.52% | 1.31% | 77,103,611.50 |
| CITIC Pacific | 142,482,484 | 2,849,649,680 | 189,976,645 | 5.62% | 4.83% | 284,964,972.50 |
| CNAC Limited | 216,447,251 | 4,328,945,020 | 288,596,335 | 8.53% | 7.34% | 432,894,497.50 |
| Dragonair Minority Shareholders | 13,552,750 | 271,055,000 | 18,070,333 | 0.53% | 0.46% | 27,105,504.50 |
| Total | 411,034,293 | 8,220,685,860 | 548,045,724 | 16.20% | 13.94% | 822,068,586 |

***Acquisition of Cathay Shares by Air China***

The number of Cathay Shares to be acquired by Air China from SPAC and CITIC Pacific Shareholders as described above under "Description of the Transaction", is as follows:

| | Number of Cathay Shares to be acquired by Air China | Number of Cathay Shares to be acquired as a percentage of issued share capital of Cathay immediately prior to Completion | Number of Cathay Shares to be acquired as a percentage of enlarged issued share capital of Cathay following Completion | Consideration (HK$) |
|---|---|---|---|---|
| SPAC | 40,128,292 | 1.19% | 1.02% | 541,731,942 |
| CITIC Pacific | 359,170,636 | 10.62% | 9.14% | 4,848,803,586 |
| Total | 399,298,928 | 11.80% | 10.16% | 5,390,535,528 |

***New Cathay Shares***

The issue price of the new Cathay Shares to be issued under the Transaction of HK$13.50 per share was determined by the parties after arm's length negotiation, in particular with reference to the current and recent average trading price of Cathay Shares. Such issue price represents a 4.2% premium to the closing price of the Cathay Shares of HK$12.95 on the Last Trading Date prior to suspension of trading of Cathay Shares on 5 June 2006.

The new Cathay Shares will rank pari passu in all respects with all other Cathay Shares in issue on the date of allotment and issue of such shares.

The total number of new Cathay Shares to be issued as consideration for Dragonair Shares under the Transaction is 548,045,724, which represents approximately 16.20% of the existing Cathay Share Capital and approximately 13.94% of the Cathay Share Capital as enlarged by the issue of those shares (on the basis that new Cathay Shares will be issued to all Dragonair Minority Shareholders whether because they accept Cathay's offer for their Dragonair Shares or through compulsory acquisition).

***New Air China H Shares***

The issue price of the new Air China H Shares to be issued to Cathay under the Transaction of HK$3.45 per share was determined by the parties after arm's length negotiations, representing a premium of approximately 11.3% over the closing price of approximately HK$3.10 per Air China H Share on the Last Trading Date.

## PUBLIC FLOAT REQUIREMENT

Pursuant to the Listing Rules, at least 24.20% of Air China's issued share capital must at all times be held by the public. Following Completion, and in particular following Cathay's subscription of 1,179,151,364 Air China H Shares to be issued by Air China, the percentage of Air China shares held by the public will decrease to approximately 21.51% of the enlarged issued share capital of Air China. Air China has applied for a waiver from the Exchange to permit a public float of 21.51%, subject to the minimum of 24.20% public float being restored within 12 months following Completion. The Exchange may or may not grant the waiver. In the meantime, Air China would take steps to increase its public float. Such increase may take the form of an issue of up to 2.7 billion A Shares by Air China which issuance was approved by Air China shareholders on 28 March 2006 and/or through the issuance of Air China H Shares. For further details of the A Share issuance by Air China, please refer to the announcements by Air China dated 9 February 2006 and 13 February 2006. Further announcements about the development of the public float waiver application will be made in due course.

As at the date of this announcement, the proposed A Share offering has yet to be approved by regulators and is also dependent on market conditions and accordingly the timing of the A Share offering is outside Air China's control. Air China Directors are of the view that both fund raising methods through issuance of Air China H Shares and the A Share offering could be beneficial to Air China and therefore it is in the best interest of Air China to keep open the options of issuance of Air China H Shares and the A Share offering as possible methods to restore the public float.

## FINANCIAL INFORMATION ON DRAGONAIR, CATHAY AND AIR CHINA

Based on the audited consolidated financial statements of Dragonair for the year ended 31 December 2005, Dragonair had a net book asset value of HK$3,155 million. Based on the audited consolidated financial statements of Dragonair for the years ended 31 December 2004 and 2005, the net profits of Dragonair before taxation and extraordinary items for those years were HK$765 million and HK$316 million respectively, and the net profits of Dragonair after taxation and extraordinary items for those years were HK$637 million and HK$300 million respectively.

Based on the audited consolidated financial statements of Cathay for the year ended 31 December 2005, Cathay had a net book asset value (excluding minority interests) of HK$34,968 million . Based on the audited consolidated financial statements of Cathay for the years ended 31 December 2004 and 2005, the net profits of Cathay before taxation and extraordinary items for those years were HK$4,962 million and HK$3,968 million respectively, and the net profits of Cathay after taxation and extraordinary items for those years were HK$4,417 million and HK$3,298 million respectively.

Based on the audited consolidated financial statements of Air China for the year ended 31 December 2005, Air China had a net book asset value (excluding minority interests) of RMB20,092 million . Based on the audited consolidated financial statements of Air China for the years ended 31 December 2004 and 2005, the net profits of Air China before taxation and extraordinary items for those years were RMB3,560 million and RMB3,374 million respectively, and the net profits of Air China after taxation and extraordinary items for those years were RMB2,386 million and RMB2,406 million respectively.

## INFORMATION ON THE PRINCIPAL BUSINESSES OF CATHAY, DRAGONAIR, SPAC, CITIC PACIFIC, CNAC LIMITED AND AIR CHINA

The principal business activities of Cathay and its subsidiary and associated companies are the operation of scheduled passenger and cargo airline services.

The principal business activities of Dragonair is the operation of scheduled passenger airline services, principally to and from Hong Kong.

The principal business activity of SPAC is investment holding.

The principal business activity of CITIC Pacific is investment holding.

The principal business activity of CNAC Limited is investment holding, including of shares in Dragonair as well as the other businesses mentioned below. Following the disposal of Dragonair, the remaining core businesses of CNAC Limited will include air transportation services (Air Macau), airline catering services (Beijing Air Catering Co. Ltd., Southwest Air Catering Co. Ltd., and LSG Lufthansa Service Hong Kong Ltd.), airport ground handling services (Jardine Airport Service Ltd. and Menzies Macau Airport Services Ltd.) and logistics services (Tradeport Hong Kong Ltd.).

The principal business activity of Air China is the operation of passenger and air cargo services and airline-related services.

## REGULATORY AND LISTING RULE IMPLICATIONS

### (A) Air China

***Shareholder Approval***

As at the date of this announcement, CITIC Pacific is a substantial shareholder of a subsidiary of Air China and is therefore a connected person of Air China. The acquisition by Air China of Cathay Shares from CITIC Pacific accordingly constitutes a connected transaction for Air China for the purposes of the Listing Rules. As the acquisition by Air China of Cathay Shares from CITIC Pacific falls outside the de minimis thresholds in Rule 14A.31(2) and 14A.32 of the Listing Rules, it is subject to the approval of the independent shareholders of Air China.

As at the date of this announcement Cathay beneficially holds 10.00% of the shares in Air China. As such, Cathay is a substantial shareholder and therefore a connected person of Air China under the Listing Rules. Accordingly, the issue of Air China H Shares to Cathay constitutes a connected transaction for Air China for the purposes of the Listing Rules. As this will involve an issue of shares to a connected person falling outside the scope of Rule 14A.31(3) of the Listing Rules, the issue is subject to the approval of the independent shareholders of Air China.

The issue of additional Air China H Shares to Cathay will also constitute a variation of class rights and will be subject to approval of shareholders by way of a special resolution at a general meeting of Air China and approval of shareholders at separate class meetings of Air China in accordance with Air China's articles of association and applicable Listing Rules.

As mentioned above, Cathay is a connected person of Air China under the Listing Rules. Accordingly, the sale of Dragonair Shares by CNAC Limited (as a subsidiary of Air China) to Cathay and the acquisition of Cathay Shares by CNAC Limited (as a subsidiary of Air China) each constitutes a connected transaction for Air China for the purposes of the Listing Rules. As the sale of Dragonair Shares and the acquisition of Cathay Shares referred to above fall outside the de minimis in Rule 14A.31(2) and 14A.32 of the Listing Rules, each of them is subject to the approval of the independent shareholders of Air China.

The acquisition by Air China of Cathay Shares from CITIC Pacific and SPAC, the issue of Air China H Shares to Cathay, the sale of Dragonair Shares by CNAC Limited and the acquisition of new Cathay Shares by CNAC Limited are integral parts of the Transaction. Accordingly, Cathay will be required to abstain from voting in respect of any Air China H Shares held by it or on its behalf as a connected person with a material interest in the Transaction.

The acquisition of Cathay Shares by CNAC Limited (as a subsidiary of Air China) from Cathay, when aggregated with the acquisition by Air China of Cathay Shares from CITIC Pacific and SPAC, constitutes a major transaction for Air China and is subject to the approval of the shareholders of Air China.

***Other regulatory matters***

By reference to the audited consolidated net asset value of Dragonair as at 31 December 2005 and after taking into consideration the relevant costs of the disposal of Dragonair Shares by CNAC Limited to Cathay (assuming that the disposal of Dragonair Shares and the execution of the Restructuring Agreement, Shareholders Agreement and Operating Agreement had been completed on 31 December 2005), a gain of approximately HK$1,245 million (equivalent to RMB1,295 million), net of the amount attributable to the relevant minority shareholders and the goodwill in relation to the Dragonair Shares held by CNAC Limited, would be credited to the consolidated profit and loss account of Air China. Since the carrying value of the attributable equity interest in Dragonair shared by Air China, its subsidiaries and joint ventures will change over time and be subject to auditors' review, and the market value of Cathay Shares issued by Cathay as consideration of the acquisition of Dragonair Shares may change upon Completion, it is expected that the actual gain or loss arising from the disposal of Dragonair Shares by CNAC Limited and the execution of the Restructuring Agreement, Shareholders Agreement and Operating Agreement to be recorded in the consolidated profit and loss account of Air China will be different from the aforesaid amount.

As at the date of this announcement, Air China has 3,226,532,000 H shares, representing approximately 34.20% of the entire existing issued share capital comprising 9,433,210,909 shares in Air China. The additional 1,179,151,364 Air China H Shares represents approximately 36.5% and 12.5% of the existing issued Air China H Shares and existing issued share capital in Air China, respectively. Immediately following the issue of new Air China H Shares to Cathay, Air China will have 4,405,683,364 H shares, representing approximately 41.5% of the enlarged issue capital comprising 10,612,362,273 shares in Air China. The additional 1,179,151,364 of Air China H Shares represents approximately 26.8% and 11.1% of the enlarged issued Air China H Shares and enlarged issued share capital in Air China, respectively.

Air China will receive approximately HK$4.07 billion in cash as consideration for Cathay's subscription for the additional Air China H Shares. The cash proceeds will help finance the planned expansion of Air China's fleet and other important business development initiatives.

CITIC Pacific at present holds 859,353,462 shares in Cathay, of which 286,451,154 shares were acquired at HK$8 per share and the remaining 572,902,308 shares were acquired at HK$11 per share. On Completion, 189,976,645 new shares will be issued by Cathay to CITIC Pacific for the acquisition of 28.50% interest in Dragonair at HK$13.50 per share.

Air China's acquisition of Cathay Shares from CITIC Pacific and SPAC will be funded by a combination of cash from internal resources and an existing loan facility.

A circular giving further details of the Transaction, the views of the independent non-executive directors of Air China and independent financial adviser to Air China, together with a notice of the Air China EGM will be dispatched to shareholders of Air China as soon as practicable.

Details of the Transaction, to the extent they constitute connected transactions for Air China, will also be included in Air China's next annual report and accounts in accordance with Rule 14A.45 of the Listing Rules.

(B) Cathay

*Shareholder Approval*

As at the date of this announcement, SPAC and CITIC Pacific beneficially hold 46.30% and 25.40% of the shares in Cathay respectively. As such, they are substantial shareholders of Cathay and are connected persons of Cathay under the Listing Rules. Accordingly, the acquisition of Dragonair Shares by Cathay from SPAC and CITIC Pacific constitutes a connected transaction for Cathay for the purposes of the Listing Rules. As the acquisition falls outside the de minimis thresholds in Rule 14A.31(2) and 14A.32 of the Listing Rules, it is subject to the approval of the independent shareholders of Cathay. Each of SPAC and CITIC Pacific will be required to abstain from voting in respect of any Cathay Shares held by them or on their behalf as a connected person with a material interest in the transaction.

The allotment and issue of new Cathay Shares by Cathay to SPAC and CITIC Pacific also constitutes a connected transaction for Cathay for the purposes of the Listing Rules and is therefore subject to the approval of the independent shareholders of Cathay. Each of SPAC and CITIC Pacific will be required to abstain from voting in respect of any Cathay Shares held by them or on their behalf as a connected person with a material interest in the transaction.

As at the date of this announcement, Cathay has an authorised share capital of 3,900,000,000 Cathay Shares, of which 3,382,784,348 Cathay Shares have been issued. The number of new Cathay Shares to be issued under the Transaction is 548,045,724. Accordingly, the Board proposes to increase the authorised share capital of Cathay from 3,900,000,000 Cathay Shares to 5,000,000,000 Cathay Shares. The proposed increase of the authorised share capital of Cathay is subject to the approval of the shareholders of Cathay by way of an ordinary resolution.

The allotment and issue of new Cathay Shares to SPAC and CITIC Pacific is subject to the approval of the shareholders of Cathay pursuant to Rule 13.36(1)(a) of the Listing Rules. Each of SPAC and CITIC Pacific will be required to abstain from voting in respect of any Cathay Shares held by them or on their behalf as a shareholder with a material interest in the above allotment and issue of new Cathay Shares.

*Other regulatory matters*

Based on the aggregation of the acquisition of Dragonair Shares by Cathay from each of SPAC, CITIC Pacific, CNAC Limited and the Dragonair Minority Shareholders, each of the percentage ratios set out in Rule 14.07 of the Listing Rules is more than 5% but less than 25%. Each of such percentage ratios in relation to the subscription by Cathay for additional Air China H Shares is also more than 5% but less than 25%. As such, the acquisition of Dragonair Shares by Cathay and the subscription by Cathay for additional Air China H Shares constitute discloseable transactions for Cathay for the purposes of the Listing Rules.

Cathay will finance the acquisition of Dragonair Shares by the issue of new Cathay Shares and cash from internal resources.

The allotment and issue of new Cathay Shares to CNAC Limited and the Dragonair Minority Shareholders will be issued out of the general mandate given to the Cathay Directors at the annual general meeting of Cathay on 10 May 2006.

Cathay confirms that, to the best of the Cathay Directors' knowledge, information and belief having made all reasonable enquiry, the Dragonair Minority Shareholders, Air China and CNAC Limited and their ultimate beneficial owner(s) are third parties independent of Cathay and connected persons of Cathay.

The original cost to SPAC for its shareholding in Dragonair is HK$183,583,736. The Dragonair Shares to be sold by CITIC Pacific to Cathay were purchased at HK$1.22 per share and HK$1.51 per share in 1990 and 1992 respectively.

A circular giving further details of the Transaction, the views of the independent non-executive directors of Cathay and independent financial adviser to Cathay, together with a notice of the Cathay EGM will be dispatched to shareholders of Cathay as soon as practicable.

Details of the Transaction, to the extent they constitute connected transactions for Cathay, will also be included in Cathay's next annual report and accounts in accordance with Rule 14A.45 of the Listing Rules.

(C) CNAC Limited

*Shareholder Approval*

As the assets and revenue ratios set out in Rule 14.07 of the Listing Rules in respect of the sale by CNAC Limited of Dragonair Shares to Cathay are more than 75%, such sale constitutes a very substantial disposal for CNAC Limited for the purposes of the Listing Rules and is therefore subject to the approval of the shareholders of CNAC Limited. As the assets, profits and revenue ratios set out in Rule 14.07 of the Listing Rules in respect of the acquisition of Cathay Shares by CNAC Limited from Cathay are more than 100%, such acquisition constitutes a very substantial acquisition for CNAC Limited for the purposes of the Listing Rules and is therefore subject to the approval of the shareholders of CNAC Limited. If Cathay is a shareholder of CNAC Limited at the relevant time, it will be required to abstain from voting in respect of any shares in CNAC Limited held by it or on its behalf as a shareholder with a material interest in the transaction. Air China, which is a party to the Restructuring Agreement, will be required to abstain from voting in respect of any shares in CNAC Limited held by it or on its behalf as a shareholder with a material interest in the transaction.

*Other regulatory matters*

By reference to the audited consolidated net asset value of Dragonair as at 31 December 2005 and after taking into consideration the relevant costs of the disposal of Dragonair Shares by CNAC Limited to Cathay (assuming that the disposal of Dragonair Shares and the execution of the Restructuring Agreement, Shareholders Agreement and Operating Agreement had been completed on 31 December 2005), a gain of approximately HK$2,963 million would be credited to the consolidated profit and loss account of CNAC Limited. Since the carrying value of the attributable equity interest in Dragonair shared by CNAC Limited and its subsidiaries will change over time and be subject to auditors' review, and the market value of Cathay Shares issued by Cathay as consideration of the acquisition of Dragonair Shares may change upon Completion, it is expected that the actual gain or loss arising from the sale of Dragonair Shares by CNAC Limited and the execution of the Restructuring Agreement, Shareholders Agreement and Operating Agreement to be recorded in the consolidated profit and loss account of CNAC Limited will be different from the aforesaid amount.

CNAC Limited will receive 288.6 million Cathay Shares and approximately HK$432.9 million in cash as consideration for the disposal of its 43.29% shareholding in Dragonair.

CNAC Limited's current intention is to hold these Cathay Shares as a long-term investment. With regards to the cash proceeds, CNAC Limited is currently considering appropriate uses of these funds in relation to the further development of its existing and other aviation related businesses. Should no attractive opportunities present themselves, CNAC Limited may consider distributing the excess cash to its shareholders in due course.

CNAC Limited confirms, to the best of the CNAC Limited Directors' knowledge, information and belief having made all reasonable enquiry, Cathay, CITIC Pacific and SPAC are third parties independent of CNAC Limited and not connected persons of CNAC Limited.

*Conditional Undertaking and Request for Privatization of CNAC Limited*

On Ling Investments Limited, which beneficially owns approximately 9.75% of the issued share capital of CNAC Limited, has given a conditional irrevocable undertaking to Air China and CNAC Limited to vote in favour of the shareholder's resolution to be proposed at CNAC Limited's shareholder's meeting to approve the sale by CNAC Limited of Dragonair Shares to Cathay as described in this announcement. The conditions precedent to On Ling's undertaking are:

(a) the publication of an announcement by or on behalf of Air China of a privatization offer in cash for all the issued shares of CNAC Limited, other than those already owned by Air China and parties acting in concert with it, on terms no less favourable than HK$2.80 per CNAC Limited Share; and

(b) the independent financial adviser to CNAC Limited's independent board of directors committee is of the opinion that the terms of the sale of the Dragonair Shares and the privatization referred to in paragraph (a) above from a financial perspective are fair and reasonable.

Following receipt of the conditional undertaking from On Ling Investments Limited, CNAC Limited Directors have requested Air China to privatize CNAC Limited by way of a scheme of arrangement, on the basis that the offer price will be HK$2.80 per CNAC Limited share. Air China is currently considering the request by CNAC Limited Directors and is seeking the appropriate PRC regulatory approvals and financing to proceed with the privatization offer. Air China is currently also in the process of formulating the proposals for the privatization offer and will issue an announcement if and as soon as the proposals are finalized. As certain terms of the proposals are subject to various external factors that are outside its control, Air China is not in a position, as at the date of this announcement, to provide an estimate of the timing for any announcement of a privatization offer.

**As such, there is no certainty as to whether or not Air China will make a privatization offer for CNAC Limited. Accordingly, shareholders and potential investors in CNAC Limited should not assume that a privatization offer will be made and should instead exercise caution in dealing in CNAC Limited's shares.**

The Executive takes the view that, if a privatization offer is made by Air China pursuant to the request of CNAC Limited Directors, Air China will have to make the offer in cash at HK$2.80 per CNAC Limited Share.

As at the date hereof, CNAC Limited has an issued share capital of HK$331,268,000 comprising 3,312,680,000 CNAC Limited shares of HK$0.10 each and 104,378,000 outstanding options involving 104,378,000 CNAC Limited shares of HK$0.10 each. Save as described above, CNAC Limited has no other options, warrants or other securities issued by CNAC Limited that carry a right to subscribe for or which are convertible into CNAC Limited shares.

A circular giving further details of the Transaction, the views of the independent non-executive directors of CNAC Limited and independent financial adviser to CNAC Limited, together with a notice of the CNAC Limited EGM will be dispatched to shareholders of CNAC Limited as soon as practicable.

(D) CITIC Pacific

*Shareholder Approval*

As mentioned above, as at the date of this announcement, SPAC beneficially holds 46.30% of the shares in Cathay. Accordingly, Cathay is an associate of SPAC. SPAC is a substantial shareholder of a subsidiary of CITIC Pacific. Cathay is therefore a connected person of CITIC Pacific as an associate of a substantial shareholder of a subsidiary of CITIC Pacific (SPAC). As such, the sale by CITIC Pacific of Dragonair Shares to Cathay constitutes a connected transaction for CITIC Pacific for the purposes of the Listing Rules. As the sale falls outside the de minimis thresholds in Rule 14A.31(2) and 14A.32 of the Listing Rules, it is subject to the approval of the independent shareholders of Cathay.

As mentioned above, Cathay is a connected person of CITIC Pacific. Accordingly, the acquisition of new Cathay Shares by CITIC Pacific as consideration for the Dragonair Shares constitutes a connected transaction for CITIC Pacific for the purposes of the Listing Rules. As such acquisition falls outside the de minimis thresholds in Rule 14A.31(2) and 14A.32 of the Listing Rules, it is subject to the approval of the independent shareholders of CITIC Pacific.

*Other regulatory matters*

As the revenue and consideration ratios set out in Rule 14.07 of the Listing Rules in respect of the sale by CITIC Pacific of Dragonair Shares to Cathay are more than 5% but less than 25%, such sale constitutes a discloseable transaction for CITIC Pacific for the purposes of the Listing Rules.

Based on the acquisition by CITIC Pacific of new Cathay Shares representing 4.83% of Cathay's enlarged issued share capital upon completion of the Transaction (on the basis that new Cathay Shares will be issued to all Dragonair Minority Shareholders whether because they accept Cathay's offer or through compulsory acquisition), the assets, revenue and consideration ratios set out in Rule 14.07 of the Listing Rules in respect of the acquisition by CITIC Pacific of new Cathay Shares are above 5% but less than 25%. Accordingly, such acquisition constitutes a discloseable transaction for CITIC Pacific for the purposes of the Listing Rules.

Based on 359,170,636 Cathay Shares to be sold by CITIC Pacific to Air China, each of the percentage ratios set out in Rule 14.07 of the Listing Rules is more than 5% but less than 25%. As such, the sale by CITIC Pacific of Cathay Shares to Air China constitutes a discloseable transaction for CITIC Pacific for the purposes of the Listing Rules.

The transaction provides CITIC Pacific an attractive exit price for its shares in Dragonair. CITIC Pacific will sell shares in Cathay at above the prevailing market price at the date of this announcement and will retain a 17.50% stake in Cathay to share in the benefits of the combination of Cathay and Dragonair and operational cooperation with Air China as outlined above. CITIC Pacific intends to hold the shares of Cathay as a long term investment. The CITIC Pacific Directors estimate that, with reference to the projected carrying value of the investment in Cathay and Dragonair but subject to the exact completion date, an estimated profit of approximately HK$2 billion will arise from the transaction.

The transaction allows CITIC Pacific to realise cash of approximately HK$5 billion (excluding the special dividend intended to be distributed following completion), to be used for pursuing developments of the core businesses that CITIC Pacific actively manages to leverage off of its expertise.

A circular giving further details of the Transaction, the views of the independent non-executive directors of CITIC Pacific and independent financial adviser to CITIC Pacific, together with a notice of the CITIC Pacific EGM will be dispatched to shareholders of CITIC Pacific as soon as practicable.

Details of the Transaction, to the extent they constitute connected transactions for CITIC Pacific, will also be included in CITIC Pacific's next annual report and accounts in accordance with Rule 14A.45 of the Listing Rules.

(E) SPAC

This joint announcement is made, in the case of SPAC, under Rule 13.09 of the Listing Rules.

(F) Miscellaneous

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any Cathay Shares.

Application to the Exchange will be made by Cathay for the listing of and permission to deal in the new Cathay Shares.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any Air China H Shares.

Application to the Exchange will be made by Air China for the listing of and permission to deal in the new Air China H Shares.

As at the date of this announcement, Cathay holds 1.953% of the shares in CNAC Limited. As indicated elsewhere in this announcement, it is possible that a privatization offer will be made for the shares in CNAC Limited. Under Rule 25 of the Takeovers Code, Air China as offeror

(page 6)

(page 7)

under the privatization offer is precluded from making arrangements with shareholders of CNAC Limited which have favourable conditions which are not to be extended to all shareholders of CNAC Limited. Given that the subscription by Cathay for Air China H shares, the sales by SPAC and CITIC Pacific of Cathay Shares to Air China and the acquisition by Cathay of Dragonair Shares from CNAC Limited, each as contemplated by this announcement, are arrangements to which Rule 25 of the Takeovers Code may apply. Cathay has decided to cease to be a shareholder in CNAC Limited and will donate all of its shares in CNAC Limited to a number of charities independent of Cathay and SPAC. Cathay is starting to take steps to this end. Further details will be given in the document containing the privatization offer.

At the request of each of Air China, Cathay, CNAC Limited, CITIC Pacific and SPAC, trading in shares in each of them on the Exchange was suspended with effect from 9:30 a.m. (in the case of Cathay, CITIC Pacific and SPAC) and 9:31 a.m. (in the case of Air China and CNAC Limited) on 5 June 2006 pending the issue of this announcement. Application has been made by each of Air China, Cathay, CNAC Limited, CITIC Pacific and SPAC to the Exchange for the resumption of trading in each of their shares with effect from 9:30 a.m. on 9 June 2006.

All references in this announcement to number of Cathay Shares and percentage holding in Cathay Shares following the date of this announcement assume there will be no further issue of Cathay Shares pursuant to the exercise of share options granted under Cathay's share option scheme adopted on 10 March 1999 following the date of this announcement. All references in this announcement to number of shares in Air China and percentage holding in shares in Air China following the date of this announcement assume there will be no issue of A shares by Air China.

**DEFINITIONS**

In this announcement, the following terms have the meanings set out below, unless the context requires otherwise:

|  |  |
|---|---|
| **Air China** | Air China Limited, a company incorporated in the People's Republic of China and whose H shares are listed on the Exchange as its primary listing venue and on the Official List of the UK Listing Authority as its secondary listing venue |
| **Air China Directors** | the directors of Air China |
| **Air China EGM** | the extraordinary general meeting of Air China to be held to seek approval of shareholders of Air China referred to this announcement |
| **Air China Group** | Air China, its subsidiaries and joint ventures |
| **Air China H Shares** | H shares of RMB1.00 each in the capital of Air China |
| **Business Day** | a day (other than a Saturday or Sunday) on which banks are open for business in Hong Kong |
| **Cathay** | Cathay Pacific Airways Limited, a company incorporated in Hong Kong and whose shares are listed on the Exchange |
| **Cathay Board** | the board of directors of Cathay |
| **Cathay Directors** | the directors of Cathay |
| **Cathay EGM** | the extraordinary general meeting of Cathay to be held to seek approval of shareholders of Cathay referred to this announcement |
| **Cathay Share Capital** | the issued share capital of Cathay from time to time |
| **Cathay Shares** | ordinary shares of HK$0.20 each in the capital of Cathay |
| **CITIC Pacific** | CITIC Pacific Limited, a company incorporated in Hong Kong and whose shares are listed on the Exchange |
| **CITIC Pacific Directors** | the directors of CITIC Pacific |
| **CITIC Pacific EGM** | the extraordinary general meeting of CITIC Pacific to be held to seek approval of shareholders of CITIC Pacific referred to this announcement |
| **Completion** | completion of the offer for Dragonair Shares, sale and purchase of Cathay Shares and subscription of Air China H Shares as referred to in this announcement under the headings "Description of the Transaction – Purchase of Dragonair Shares and issue of new Cathay Shares", "Description of the Transaction – Purchase of Cathay Shares" and "Description of the Transaction – Acquisition of additional Air China H Shares" respectively |
| **CNAC Limited** | China National Aviation Company Limited, a company incorporated in Hong Kong and whose shares are listed on the Exchange |
| **CNAC Limited Directors** | the directors of CNAC |
| **CNAC Limited EGM** | the extraordinary general meeting of CNAC Limited to be held to seek approval of shareholders of CNAC Limited referred to this announcement |
| **CNAHC** | China National Aviation Holding Company |
| **Dragonair** | Hong Kong Dragon Airlines Limited, a company incorporated in Hong Kong |
| **Dragonair Minority Shareholders** | each holder of Dragonair Shares other than SPAC, CITIC Pacific, CNAC Limited or Cathay, or any person who holds Dragonair Shares on their behalf, holding in aggregate 13,552,750 Dragonair Shares |
| **Dragonair Shares** | ordinary shares of HK$1.00 each in the capital of Dragonair |
| **Exchange** | The Stock Exchange of Hong Kong Limited |
| **Executive** | the Executive Director of the Corporate Finance Division of the SFC |
| **Last Trading Date** | 2 June 2006, being the last trading date prior to the suspension of trading of Cathay, Air China, CNAC Limited, CITIC Pacific and SPAC on 5 June 2006 |
| **Listing Rules** | The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited |
| **Operating Agreement** | the operating agreement dated 8 June 2006 between Air China and Cathay pursuant to which Air China and Cathay have agreed to co-operate in various operational areas |
| **Placing** | the sale by SPAC and CITIC Pacific of Cathay Shares in the 12-month period following Completion as referred to in this announcement under the heading "Description of the Transaction – Placing" |
| **Restructuring Agreement** | the restructuring agreement dated 8 June 2006 between SPAC, CITIC Pacific, CNAC Limited, Air China and Cathay in relation to the Transaction |
| **SFC** | Securities and Futures Commission of Hong Kong |
| **Shareholders** | SPAC, CITIC Pacific, Air China and CNAC Limited |
| **Shareholders Agreement** | the shareholders agreement dated 8June 2006 between SPAC, CITIC Pacific, CNAC Limited and Air China regulating their relationship as shareholders of Cathay following implementation of the Transaction |
| **SPAC** | Swire Pacific Limited, a company incorporated in Hong Kong and whose shares are listed on the Exchange |
| **Takeovers Code** | The Hong Kong Code on Takeovers and Mergers |
| **Transaction** | the restructuring of the shareholdings in Dragonair and Cathay and the acquisition by Cathay of additional Air China H Shares, in each case in accordance with the terms of the Restructuring Agreement, but does not include the Placing |

**Directors**

As at the date of this announcement, the directors of Air China are:
Non-Executive Directors: Li Jiaxiang (Chairman), Kong Dong, Wang Shixiang, Yao Weiting;
Executive Directors: Ma Xulun, Cai Jianjiang, Fan Cheng;
and
Independent Non-Executive Directors: Hu Hung Lick, Henry, Wu Zhipan and Zhang Ke.

As at the date of this announcement, the directors of Cathay are:
Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, Philip Chen, Derek Cridland and Tony Tyler;
Non-Executive Directors: Martin Cubbon, Henry Fan, James Hughes-Hallett, Davy Ho, Vernon Moore, Carl Yung and Zhang Xianlin; and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

As at the date of this announcement, the directors of CNAC Limited are:
Executive Directors: Kong Dong (Chairman), Chuang Shih Ping, Zhang Xianlin, Zhao Xiaohang, Tsang Hing Kwong, Thomas and Gu Tiefei; and
Independent Non-Executive Directors: Lok Kung Nam, Hu Hung Lick, Henry, Ho Tsu Kwok, Charles, Li Kwok Heem, John and Chan Ching Har, Eliza.

As at the date of this announcement, the directors of CITIC Pacific are:
Executive Directors: Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Norman Yuen Kee Tong, Vernon Francis Moore, Li Shilin, Carl Yung Ming Jie, Liu Jifu, Leslie Chang Li Hsien, Chau Chi Yin, Milton Law Ming To and Wang Ande;
Non-Executive Directors: Willie Chang, André Desmarais and Peter Kruyt (alternate director to André Desmarais);
Independent Non-Executive Directors: Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

As at the date of this announcement, the directors of SPAC are:
Executive Directors: Christopher Pratt (Chairman), Philip Chen, Martin Cubbon, Davy Ho; Keith Kerr and John Slosar;
Non-Executive Directors: Baroness Dunn, James Hughes-Hallett, Peter Johansen and Sir Adrian Swire; and
Independent Non-Executive Directors: Clement Kwok, Chien Lee, Marjorie Yang, Michael Sze and Vincent Cheng.

By order of the Board of
**Air China Limited**
**Zheng Baoan Li Man Kit**
*Joint Company Secretaries*
*Beijing, 8 June 2006*

By order of the Board of
**Cathay Pacific Airways Limited**
David Fu
*Company Secretary*
*Hong Kong, 8 June 2006*

By order of the Board of
**China National Aviation Company Limited**
Li Man Kit
*Company Secretary*
*Hong Kong, 8 June 2006*

By order of the Board of
**CITIC Pacific Limited**
Alice Tso Mun Wai
*Company Secretary*
*Hong Kong, 8 June 2006*

By order of the Board of
**Swire Pacific Limited**
David Fu
*Company Secretary*
*Hong Kong, 8 June 2006*

In accordance with Rule 3.8 of the Takeovers Code, reproduced below is the full text of Note 11 to Rule 22 of the Takeovers Code:

"Responsibilities of stockbrokers, banks and other intermediaries

Stockbrokers, banks and others who deal in relevant securities on behalf of clients have a general duty to ensure, so far as they are able, that those client are aware of the disclosure obligations attaching to associates and other persons under Rule 22 and that those clients are willing to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant Rules. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any relevant security undertaken for a client during any 7 day period is less than $1 million.

This dispensation does not alter the obligations of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever the total value is involved.

Intermediaries are expected to co-operate with the Executive in its dealings enquires. Therefore, those who deal in relevant securities should appreciate that stockbrokers and other intermediaries will supply the Executive with relevant information as to those dealings, including identities of clients, as part of that co-operation."

The directors of Air China jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Cathay, SPAC, CITIC Pacific and CNAC Limited) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement (other than those of Cathay, SPAC, CITIC Pacific and CNAC Limited) have been arrived at after due and careful consideration and there are no other facts (other than those relating to Cathay, SPAC, CITIC Pacific and CNAC Limited) not contained in this announcement, the omission of which would make any statements in this announcement misleading.

The directors of Cathay jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Air China, SPAC, CITIC Pacific and CNAC Limited) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement (other than those of Air China, SPAC, CITIC Pacific and CNAC Limited) have been arrived at after due and careful consideration and there are no other facts (other than those relating to Air China, SPAC, CITIC Pacific and CNAC Limited) not contained in this announcement, the omission of which would make any statements in this announcement misleading.

The directors of SPAC jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Cathay, Air China, CITIC Pacific and CNAC Limited) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement (other than those of Cathay, Air China, CITIC Pacific and CNAC Limited) have been arrived at after due and careful consideration and there are no other facts (other than those relating to Cathay, Air China, CITIC Pacific and CNAC Limited) not contained in this announcement, the omission of which would make any statements in this announcement misleading.

The directors of CITIC Pacific jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Cathay, SPAC, Air China and CNAC Limited) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement (other than those of Cathay, SPAC, Air China and CNAC Limited) have been arrived at after due and careful consideration and there are no other facts (other than those relating to Cathay, SPAC, Air China and CNAC Limited) not contained in this announcement, the omission of which would make any statements in this announcement misleading.

Other than Mr. Li Kwok Heem, John and Ms. Chan Ching Har, Eliza who are not contactable, the directors of CNAC Limited jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Cathay, SPAC, CITIC Pacific and Air China) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement (other than those of Cathay, SPAC, CITIC Pacific and Air China) have been arrived at after due and careful consideration and there are no other facts (other than those relating to Cathay, SPAC, CITIC Pacific and Air China) not contained in this announcement, the omission of which would make any statements in this announcement misleading.

公司註冊處
Companies Registry

# 周年申報表
# Annual Return

(公司條例第107(1)條)
(Companies Ordinance s. 107(1))

表格 Form **AR1**



**重要事項 Important Notes**

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: **145656**

## 1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

## 2 商業名稱 Business Name (註 Note 8)

N/A

## 3 公司類別 Type of Company

*請在有關空格內加 ✓ 號 Please tick the relevant box*

☐ 有股本的私人公司 Private Company having a share capital

☑ 其他 Others

## 4 本申報表日期 Date of this Return

本申報表列載公司截至右列日期為止的資料
The information in this Return is made up to

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 12 | 05 | 2006 |

***(如屬有股本的私人公司，本申報表應列載截至公司成立為法團的周年日期的資料。如屬其他公司，所列載的資料則應截至公司周年大會日期或以代替周年大會的書面決議的日期為止。***
***For a private company having a share capital, the information in this Return should be made up to the anniversary of the date of incorporation. For other companies, the information should be made up to the date of the annual general meeting (AGM) or the date of written resolution passed in lieu of AGM.)***

## 5 註冊辦事處地址 Address of Registered Office (註 Note 9)

32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

## 6 電郵地址 E-mail Address (註 Note 10)

—

**提交人的資料 Presentor's Reference** (註 Note 3)

姓名 Name: CITIC Pacific Limited 中信泰富有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: — 傳真 Fax: —
電郵地址 E-mail Address: —
檔號 Reference:

請勿

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Your Receipt
Companies Registry
H.K.

13/06/2006 11:12:08
Submission No.: 222040733/1
CR NO.: 0145656
Sh. Form.: AR1L

| Revenue Code | Amount(HKD) |
|---|---|
| 27 | $140.00 |

| Receipt No. | Method | Amount(HKD) |
|---|---|---|
| 222220058081 | Cash | $140.00 |

Total Paid $140.00

## 7 按揭及押記 Mortgages and Charges

截至本申報表日期，所有須根據《公司條例》第 80 及第 82 條規定向公司註冊處處長登記的按揭及押記的未償還總額

Total Amount outstanding as of the Date of this Return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to sections 80 and 82 of the Companies Ordinance

Nil

(註 Note 11) **8 無股本公司的成員數目 Number of Member(s) of a Company Not Having a Share Capital**

*(有股本的公司毋須填報此項 Company having a share capital need not complete this section)*

截至本申報表日期的成員數目
Number of member(s) as at the Date of this Return: -

(註 Note 12) **9 股本 Share Capital**

*(無股本的公司毋須填報第 9 及第 10 項 Company not having a share capital need not complete sections 9 & 10)*

| 股份類別 Class of Shares | 截至本申報表日期 As at the Date of this Return — 法定股本 Authorized Share Capital: 總面值 *Total* Nominal Value † | 已發行股本 Issued Share Capital: 已發行股份數目 Number of Shares Issued (a) | 每股已發行股份的面值 Nominal Value of Each Share Issued † (b) | 已發行股份的總面值 *Total* Nominal Value of Shares Issued † (a) x (b) | 已發行股份的已繳股款總值 (不包括溢價) *Total* Paid up Value of Shares Issued † (excluding premium) |
|---|---|---|---|---|---|
| Shares | HKD1,200,000,000 | 2,193,850,160 | HKD0.40 | HKD877,540,064 | HKD877,540,064 |
| | | | | | |
| | | | | | |
| | | | | | |
| 總值 Total | HKD1,200,000,000 | 2,193,850,160 | | HKD877,540,064 | HKD877,540,064 |

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

(註 Note 13) **10 有股本公司的成員詳情 Details of Member(s) of a Company Having a Share Capital**

*(如未能盡錄於下列表格內，請用續頁 A 填報 Use Continuation Sheet A if there is insufficient space)*

<u>截至本申報表日期的成員詳情 Details of Member(s) as at the Date of this Return</u>

股份類別 Class of Shares: **Shares**

如公司的股份自上一份周年申報表日期以來(如屬首份周年申報表，則自公司成立爲法團以來)有任何轉讓，有關詳情亦請一併填報；股份受讓人的姓名／名稱請在「備註」一欄註明。
If there have been any transfers of the company's shares since the date of the last Annual Return (or since incorporation if this is the first Annual Return), please also provide details of the transfers; the name of the transferee should be stated in the 'Remarks' column.

| 姓名／名稱 Name | 地址 Address | 股份 Shares | | | 備註 Remarks |
|---|---|---|---|---|---|
| | | 現時持有量 Current Holding | 轉讓 Transferred | | |
| | | | 數目 Number | 日期 Date | |
| | **Please refer to the attached CD Rom containing the Shareholders' List as at 12/5/2006** | | | | |
| | 總數 Total | | | | |



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

## 11 秘書 Secretary

### A. 個人秘書 Individual Secretary

*(如超過一名個人秘書，請用續頁B填報 Use Continuation Sheet B if more than 1 individual secretary)*

| | |
|---|---|
| 中文姓名 Name in Chinese | 曹敏慧 |

| | 姓氏 Surname | 名字 Other Names |
|---|---|---|
| 英文姓名 Name in English | Tso | Mun Wai, Alice |

| | |
|---|---|
| 前用姓名 Previous Names | - |
| 別名 Alias | - |
| (註 Note 14) 香港住址 Hong Kong Residential Address | Flat A, 18/F., Block 7<br>King's Park Villa<br>1 King's Park Rise<br>Kowloon |
| (註 Note 15) 電郵地址 E-mail Address | - |

(註 Note 16) 身份證明 Identification

| | |
|---|---|
| a 香港身份證號碼 Hong Kong Identity Card Number | G651702(0) |

| | 簽發國家 Issuing Country | 號碼 Number |
|---|---|---|
| b 海外護照 Overseas Passport | - | - |

### B. 法人團體秘書 Corporate Secretary

*(如超過一名法人團體秘書，請用續頁B填報 Use Continuation Sheet B if more than 1 corporate secretary)*

| | |
|---|---|
| (註 Note 17) 中文名稱 Name in Chinese | N/A |
| (註 Note 17) 英文名稱 Name in English | |
| (註 Note 18) 香港地址 Hong Kong Address | |
| (註 Note 15) 電郵地址 E-mail Address | |
| 公司編號 Company Number<br>*(只適用於在香港註冊的法人團體)*<br>*(Only applicable to body corporate registered in Hong Kong)* | |

## 12 董事 Director

### A. 個人董事 Individual Director

*(如超過兩名個人董事，請用續頁C填報 Use Continuation Sheet C if more than 2 individual directors)*

(註 Note 19) 1 身份 Capacity

| | |
|---|---|
| √ 董事 Director | |
| 候補董事 Alternate Director | |
| 代替 Alternate to | - |

| | |
|---|---|
| 中文姓名 Name in Chinese | 榮智健 |

| 英文姓名 Name in English | 姓氏 Surname | 名字 Other Names |
|---|---|---|
| | Yung | Chi Kin, Larry |

| | |
|---|---|
| 前用姓名 Previous Names | - |
| 別名 Alias | - |

(註 Note 20)

| 住址 Residential Address | | 國家 Country |
|---|---|---|
| | 75 Repulse Bay Road, Repulse Bay, Hong Kong | — |

(註 Note 21)

| | |
|---|---|
| 電郵地址 E-mail Address | - |

(註 Note 22) 身份證明 Identification

| | | |
|---|---|---|
| a 香港身份證號碼 Hong Kong Identity Card Number | D541768(7) | |
| b 海外護照 Overseas Passport | 簽發國家 Issuing Country: - | 號碼 Number: - |



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

143036

## 12 董事 Director (續上頁 cont'd)

(註 Note 19) 2 身份 Capacity

- [√] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to: -

| | |
|---|---|
| 中文姓名 Name in Chinese | 范鴻齡 |

| 英文姓名 Name in English | 姓氏 Surname | 名字 Other Names |
|---|---|---|
| | Fan | Hung Ling, Henry |

| | |
|---|---|
| 前用姓名 Previous Names | - |
| 別名 Alias | - |

(註 Note 20) 住址 Residential Address

| 住址 Residential Address | 國家 Country |
|---|---|
| Bay Villas, No. 57 Shouson Hill Road, Hong Kong | — |

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E198171(8)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| - | - |

## 12 董事 Director (續上頁 cont'd)

### B. 法人團體董事 Corporate Director

*(如超過兩名法人團體董事，請用續頁D填報 Use Continuation Sheet D if more than 2 corporate directors)*

(註 Note 19) **1** **身份 Capacity** ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

**中文名稱 Name in Chinese**: N/A

**英文名稱 Name in English**:

(註 Note 23) **地址 Address**: | 國家 Country

(註 Note 21) **電郵地址 E-mail Address**:

**公司編號 Company Number**
*(只適用於在香港註冊的法人團體)*
*(Only applicable to body corporate registered in Hong Kong)*

(註 Note 19) **2** **身份 Capacity** ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

**中文名稱 Name in Chinese**: N/A

**英文名稱 Name in English**:

(註 Note 23) **地址 Address**: | 國家 Country

(註 Note 21) **電郵地址 E-mail Address**:

**公司編號 Company Number**
*(只適用於在香港註冊的法人團體)*
*(Only applicable to body corporate registered in Hong Kong)*

## 12 董事 Director (續上頁 cont'd)

### C. 備任董事 Reserve Director

(只適用於只有一名成員而該成員同時亦是唯一董事的私人公司 Only applicable to a private company with only one member who is also the sole director of the company)

| 中文姓名 Name in Chinese | N/A |
|---|---|

| 英文姓名 Name in English | | |
|---|---|---|
| | 姓氏 Surname | 名字 Other Names |

| 前用姓名 Previous Names | |
|---|---|

| 別名 Alias | |
|---|---|

(註 Note 20) 住址 Residential Address

| | 國家 Country |
|---|---|

(註 Note 21) 電郵地址 E-mail Address

| |
|---|

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number

| |
|---|

b 海外護照 Overseas Passport

| | |
|---|---|
| 簽發國家 Issuing Country | 號碼 Number |

## 13 登記冊 Registers

公司備存下列登記冊的地址(如並非備存於第 5 項的註冊辦事處內)
Address where the following registers of the company are kept (if not kept at the Registered Office in Section 5)

| | 登記冊 Register | 地址 Address |
|---|---|---|
| a | 成員登記冊<br>Register of Members | Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong |
| b | 債權證持有人登記冊 *(如有的話)*<br>Register of Debenture Holders *(if any)* | N/A |

(註 Note 24)

## 14 隨表提交的帳目所涵蓋的會計結算始末日期 Period Covered by Accounts Submitted with this Form

*(私人公司毋須填報此項 A private company need not complete this section)*

| 日 DD | 月 MM | 年 YYYY | 至 To | 日 DD | 月 MM | 年 YYYY |
|---|---|---|---|---|---|---|
| 01 | 01 | 2005 | | 31 | 12 | 2005 |

## 15 證明書 Certificate

*(此項證明只適用於私人公司。如不適用，請刪去此項。)*
*(This Certificate should only be completed in respect of a private company. If not applicable, please delete.)*

~~本人證明公司自上一份周年申報表日期以來(如屬首份周年申報表，則自成立為法團以來)，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證；同時如成員數目於本申報表日期超過五十，則所超出的成員，全是根據《公司條例》第 29(1)(b)條不須計算入該五十名額內的人士。~~
~~I certify that the company has not, since the date of the last Annual Return (or since incorporation if this is the first Annual Return), issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 as at the Date of this Return, the excess are persons who under section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~

本申報表包括 ______ 張續頁 A、______ 張續頁 B、______ 張續頁 C 及 ______ 張續頁 D。

This Return includes 0 Continuation Sheet(s) A, 0 Continuation Sheet(s) B, 17 Continuation Sheet(s) C and 0 Continuation Sheet(s) D.

簽署 Signed：

姓名 Name： Alice Tso Mun Wai

~~董事 Director~~／秘書 Secretary *

日期 Date： 13th June, 2006
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Form AR1

本申報表日期 Date of Return

| 12 | 05 | 2006 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

145656

## 個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

√ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: 李松興

英文姓名 Name in English:

| Lee | Chung Hing, Peter |
|---|---|
| 姓氏 Surname | 名字 Other Names |

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: Flat B, 12th Floor, 31 Braemar Hill Road, Hong Kong

國家 Country: —

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D090255(2)

b 海外護照 Overseas Passport

| - | - |
|---|---|
| 簽發國家 Issuing Country | 號碼 Number |

Form AR1

本申報表日期 Date of Return

| 12 | 05 | 2006 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number: 145656

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

- [√] 董事 Director
- [ ] 候補董事 Alternate Director
- 代替 Alternate to: -

中文姓名 Name in Chinese: 阮紀堂

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
|---|---|
| Yuen | Kee Tong, Norman |

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: House 101, Palm Drive, The Redhill Peninsula, 18 Pak Pat Shan Road, Tai Tam, Hong Kong

國家 Country: —

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A857253(7)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| - | - |

Form AR1

本申報表日期 Date of Return

| 12 | 05 | 2006 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

145656

## 個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

√ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: 莫偉龍

英文姓名 Name in English

| Moore | Vernon Francis |
|---|---|
| 姓氏 Surname | 名字 Other Names |

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: Flat 1B, Heng Fa Villa, No. 100, Shing Tai Road, Hong Kong

國家 Country: —

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: XD596674(A)

b 海外護照 Overseas Passport

| - | - |
|---|---|
| 簽發國家 Issuing Country | 號碼 Number |

Form ART

本申報表日期 Date of Return

| 日 DD | 月 MM | 年 YYYY |
| --- | --- | --- |
| 12 | 05 | 2006 |

公司編號 Company Number

145656

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

√ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: 李士林

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
| --- | --- |
| Li | Shilin |

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: Room 2-2-11, Sanfeng Nanxiang, Chaowai, Chaoyang District, Beijing

國家 Country: China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: -

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
| --- | --- |
| China | P.4016028 |

Form AR1

本申報表日期 Date of Return

| 12 | 05 | 2006 |
| --- | --- | --- |
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

145656

## 個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

- [√] 董事 Director
- [ ] 候補董事 Alternate Director
- 代替 Alternate to: -

中文姓名 Name in Chinese: 榮明杰

英文姓名 Name in English:

| 姓氏 Surname | 名字 Other Names |
| --- | --- |
| Yung | Ming Jie, Carl |

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: 75 Repulse Bay Road, Repulse Bay, Hong Kong

國家 Country: —

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: P233108(3)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
| --- | --- |
| - | - |

Form ART

本申報表日期 Date of Return

| 12 | 05 | 2006 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

145656

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: [√] 董事 Director [ ] 候補董事 Alternate Director 代替 Alternate to: -

中文姓名 Name in Chinese: 劉基輔

英文姓名 Name in English: 姓氏 Surname: Liu 名字 Other Names: Jifu

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: 76 Headland Drive, Discovery Bay, Hong Kong 國家 Country: —

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: K644971(9)

b 海外護照 Overseas Passport: 簽發國家 Issuing Country: - 號碼 Number: -

Form AR1

本申報表日期 Date of Return

| 12 | 05 | 2006 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

145656

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

√ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: 張立憲

英文姓名 Name in English

| Chang | Li Hsien, Leslie |
|---|---|
| 姓氏 Surname | 名字 Other Names |

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: Flat 8A, Tregunter Tower 2, 14 Tregunter Path, Mid Level, Hong Kong

國家 Country: —

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: K745329(9)

b 海外護照 Overseas Passport

| - | - |
|---|---|
| 簽發國家 Issuing Country | 號碼 Number |

本申報表日期 Date of Return

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 12 | 05 | 2006 |

公司編號 Company Number

145656

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

√ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: 周志賢

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
|---|---|
| Chau | Chi Yin |

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: 24/F., Flat F, Oak Mansion, Taikoo Shing, Hong Kong

國家 Country: —

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D184468(8)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| - | - |

Form ARI

本申報表日期 Date of Return

| 12 | 05 | 2006 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

145656

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

√ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: 羅銘韜

英文姓名 Name in English:

| Law | Ming To, Milton |
|---|---|
| 姓氏 Surname | 名字 Other Names |

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: Room 2320 Fai Shing House, May Shing Court, Shatin, New Territories, Hong Kong

國家 Country: ---

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E906610(5)

b 海外護照 Overseas Passport

| - | - |
|---|---|
| 簽發國家 Issuing Country | 號碼 Number |

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Form AR1

本申報表日期 Date of Return

| 12 | 05 | 2006 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

145656

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: [√] 董事 Director [ ] 候補董事 Alternate Director — 代替 Alternate to: -

中文姓名 Name in Chinese: 王安德

英文姓名 Name in English: 姓氏 Surname: Wang; 名字 Other Names: Ande

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: Room 1102, Building 1, Lane 9, Rongchen Road, Shanghai; 國家 Country: China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: -

b 往來港澳通行證 Exit-entry Permit for Travelling to and from Hong Kong and Macau: 簽發國家 Issuing Country: China; 號碼 Number: W02450021

Form ART

本申報表日期 Date of Return

| 12 | 05 | 2006 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

145656

## 個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

√ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: 張偉立

英文姓名 Name in English

| Chang | Willie |
|---|---|
| 姓氏 Surname | 名字 Other Names |

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: Flat 2, 18th Floor, Block A, Elm Tree Tower, No. 8 Chun Fai Road, Hong Kong

國家 Country: —

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: B295658(1)

b 海外護照 Overseas Passport

| - | - |
|---|---|
| 簽發國家 Issuing Country | 號碼 Number |

Form ART

本申報表日期 Date of Return

| 12 | 05 | 2006 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

145656

## 個人董事詳情（第12A項） Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: 何厚浠

英文姓名 Name in English

| Ho | Hau Hay, Hamilton |
|---|---|
| 姓氏 Surname | 名字 Other Names |

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: 24-1B Clovelly Court, 12 May Road, Hong Kong

國家 Country: —

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D423165(2)

b 海外護照 Overseas Passport

| - | - |
|---|---|
| 簽發國家 Issuing Country | 號碼 Number |

Form ARI

本申報表日期 Date of Return

| 12 | 05 | 2006 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

145656

## 個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

- [√] 董事 Director
- [ ] 候補董事 Alternate Director
- 代替 Alternate to: -

中文姓名 Name in Chinese: -

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
|---|---|
| Hamilton | Alexander Reid |

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: Flat 15E, Gold Ning Mansion, 5 Tai Hang Drive, Hong Kong

國家 Country: —

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: XA827404(2)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| - | - |

Form AR1

本申報表日期 Date of Return

| 12 | 05 | 2006 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

145656

## 個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director　☐ 候補董事 Alternate Director　代替 Alternate to: -

中文姓名 Name in Chinese: 陸鍾漢

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
|---|---|
| Loh | Chung Hon, Hansen |

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: 21B Monte Verde, 41 Repulse Bay Road, Hong Kong

國家 Country: —

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A498024(A)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| - | - |

Form ARI

本申報表日期 Date of Return

| 12 | 05 | 2006 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

145656

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

√ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to -

中文姓名 Name in Chinese: 何厚鏘

英文姓名 Name in English

| Ho | Hau Chong, Norman |
|---|---|
| 姓氏 Surname | 名字 Other Names |

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: Flat 5A, Guildford Court, 5 Guildford Road, Hong Kong

國家 Country: —

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D347913(8)

b 海外護照 Overseas Passport

| - | - |
|---|---|
| 簽發國家 Issuing Country | 號碼 Number |

本申報表日期 Date of Return

| 12 | 05 | 2006 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

145656

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

√ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: -

英文姓名 Name in English

| Desmarais | André |
|---|---|
| 姓氏 Surname | 名字 Other Names |

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: 17 Forden Avenue, Westmount, Québec, Canada, H3Y 2Y6

國家 Country: Canada

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: -

b 海外護照 Overseas Passport

| Canada | BC063982 |
|---|---|
| 簽發國家 Issuing Country | 號碼 Number |

Form ART

本申報表日期 Date of Return

| 12 | 05 | 2006 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

145656

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☐ 董事 Director

☑ 候補董事 Alternate Director

代替 Alternate to: André Desmarais

中文姓名 Name in Chinese: -

英文姓名 Name in English

| Kruyt | Peter |
|---|---|
| 姓氏 Surname | 名字 Other Names |

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address

| 72 Belmont Crescent, Westmount, QC H3Y 1Y4 | Canada |
|---|---|
| | 國家 Country |

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: -

b 海外護照 Overseas Passport

| Canada | BC 177021 |
|---|---|
| 簽發國家 Issuing Country | 號碼 Number |

CR

公司註冊處
Companies Registry

# 附屬公司資料陳述書
# Statement of Particulars of Subsidiaries

(公司條例第 128(5)(b) 及 (5A)(b)條)
(Companies Ordinance s. 128(5)(b) & (5A)(b))

表格 Form **AC1**

2006 JUN 26 P 1:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**重要事項 Important Notes**

- 填表前請參閱《填表須知》。請用黑色墨水列印。
- Please read the accompanying notes before completing this form. Please print in black ink.

公司編號 Company Number: 145656

**1 公司名稱 Company Name**

CITIC Pacific Limited
中信泰富有限公司

**2 本陳述書的附表一載列本公司於下述財政年度終結日期的所有附屬公司的詳情**
**The particulars of all the Subsidiaries of the Company as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement**

財政年度的終結日期
Closing Date of the Financial Year

| 31 | 12 | 2005 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

本陳述書包括 ______ 頁附表。

This Statement includes 23 page(s) of Schedule.

簽署 Signed :

姓名 Name : Alice Tso Mun Wai
~~董事 Director~~／秘書 Secretary*

日期 Date : 13th June, 2006
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Pacific Limited

地址 Address: 32nd Floor, CITIC Tower,
1 Tim Mei Avenue,
Central, Hong Kong

電話 Tel: --　　傳真 Fax: --

電郵地址 E-mail Address: --

檔號 Reference:

**請勿填寫本欄 For Official Use**

Acknowledgement
Companies Registry
H.K.

13/06/2006 11:19:15
Submission No/Seq No: 222040734/2
CR No: 0145656
Sh. Form. AC1

Form AC1

公司編號 Company Number

145656

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱<br>Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體)<br>Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate)<br>(註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例<br>Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別<br>Class of Share | 由公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company (or its nominee)<br>(註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company's Subsidiary (or its nominee)<br>(註 Note) |
| A-A Dynamic Investments Limited | British Virgin Islands | Ordinary | - | 100% |
| AAA Internet Limited | Hong Kong | Ordinary | - | 100% |
| Adachi Trading Company Limited | Japan | Ordinary | - | 100% |
| Admarch Limited | Hong Kong | Ordinary | - | 100% |
| Admarch Property Management Company, Limited | Hong Kong | Ordinary | - | 100% |
| Adwood Company Limited | Hong Kong | Ordinary | 20% | 50% |
| Agencia Comercial de Produtos Alimentícios Dah Chong Hong Macau, Limitada (Dah Chong Hong Macau Food Supply Company Limited) | Macau | Ordinary | - | 55% |
| Alfa Tone Limited | Hong Kong | Ordinary | - | 100% |
| Alixon Co. Ltd. | British Virgin Islands | Ordinary | - | 90% |
| Amazing Gains Finance Limited | British Virgin Islands | Ordinary | - | 100% |
| Ambest Company Limited | Hong Kong | Ordinary | - | 100% |
| Apace Company Limited | Hong Kong | Ordinary | - | 100% |
| Armazens Dah Chong Hong Macau Limitada (Dah Chong Hong Macau General Supply Company Limited) | Macau | Ordinary | - | 55% |
| Artfield Enterprises Inc. | British Virgin Islands | Ordinary | - | 100% |
| Ascent Star Holdings Inc. | British Virgin Islands | Ordinary | - | 100% |
| Ashwin Holdings Inc. | British Virgin Islands | Ordinary | - | 100% |
| Asia Pacific Internet Exchange Limited | Hong Kong | Ordinary | - | 75% |

Form AC1

公司編號 Company Number

145656

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Asmoton Co. Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Astra Investment Limited | British Virgin Islands | Ordinary | - | 100% |
| Athens Investments, Inc. | British Virgin Islands | Ordinary | - | 100% |
| Avon Pacific Limited | British Virgin Islands | Ordinary | - | 100% |
| Balgonie Limited | Hong Kong | Ordinary | 100% | - |
| Baylink Investments Limited | British Virgin Islands | Ordinary | - | 100% |
| Beijing Botanitown Biotechnologies Limited | People's Republic of China | N/A | - | 62% |
| Bejoy Holdings Inc. | British Virgin Islands | Ordinary | - | 100% |
| Bellvale Limited | British Virgin Islands | Ordinary | - | 100% |
| Best Advance Limited | Hong Kong | Ordinary | 100% | - |
| Best Mark Investments Holdings Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Best Way Investments Holdings Inc. | British Virgin Islands | Ordinary | - | 100% |
| Bloom Time Limited | British Virgin Islands | Ordinary | - | 100% |
| Bloomingshire Investment Limited | British Virgin Islands | Ordinary | - | 100% |
| Bonarich Enterprises Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Bonuswell Limited | Hong Kong | Ordinary | - | 100% |
| Borgia Limited | Hong Kong | Ordinary | - | 100% |
| Botanitown Pharmaceuticals Limited | Hong Kong | Ordinary | - | 62% |
| Bright Billion Limited | Hong Kong | Ordinary | - | 90% |
| Brilliant Silver Limited | British Virgin Islands | Ordinary | - | 100% |
| Broadview Investments Holdings Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Broadway Centre Property Management Company Limited | Hong Kong | Ordinary | - | 100% |
| Campbellton Development Limited | Hong Kong | Ordinary | - | 100% |

Form AC1

公司編號 Company Number

145656

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Cardino Holdings Inc. | British Virgin Islands | Ordinary | - | 100% |
| Carnet Pre-owned Cars Limited | Hong Kong | Ordinary | - | 100% |
| Chadacre Developments Limited | British Virgin Islands | Ordinary | - | 100% |
| Champbase Co. Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Charms Team Limited | Hong Kong | Ordinary | - | 100% |
| Charmwin Limited | British Virgin Islands | Ordinary | - | 100% |
| Chaton Enterprises Corp. | British Virgin Islands | Ordinary | - | 100% |
| Cheerway Investments Holdings Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Chest Gain International Development Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Cinta Company Limited | British Virgin Islands | Ordinary | - | 100% |
| CITIC Concept 1616 Limited | Hong Kong | Ordinary | - | 100% |
| CITIC Consultancy 1616 Limited | Hong Kong | Ordinary | - | 100% |
| CITIC Data 1616 Limited | Hong Kong | Ordinary | - | 100% |
| CITIC Media 1616 Limited (Formerly CITIC Mobile Services 1616 Limited) | Hong Kong | Ordinary | - | 100% |
| CITIC Networks 1616 Limited | Hong Kong | Ordinary | - | 100% |
| CITIC Pacific Aviation Limited | Bermuda | Ordinary | - | 100% |
| CITIC Pacific Capital Limited | Cayman Islands | Ordinary | 100% | - |
| CITIC Pacific China Holdings Limited | People's Republic of China | N/A | - | 100% |
| CITIC Pacific Communications Limited | Bermuda | Ordinary | - | 100% |
| CITIC Pacific Finance (2001) Limited | British Virgin Islands | Ordinary | 100% | - |
| CITIC Pacific Finance (2005) Limited | British Virgin Islands | Ordinary | 100% | - |

表格 Form AC1

(附表 Schedule 1)

公司編號 Company Number

145656

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| CITIC Pacific Finance Limited | Cayman Islands | Ordinary | 100% | - |
| CITIC Pacific Property Agents Limited | Hong Kong | Ordinary | - | 100% |
| CITIC Pacific Property Management Limited | Hong Kong | Ordinary | - | 100% |
| CITIC Pacific (Yangzhou) Properties Co., Ltd. | People's Republic of China | N/A | - | 100% |
| CITIC Telecom 1616 Limited | Hong Kong | Ordinary | - | 100% |
| CITIC TeleSoft 1616 Limited | Hong Kong | Ordinary | - | 100% |
| Classabove Holdings Limited | Hong Kong | Ordinary | - | 100% |
| Clayton Pacific Limited | British Virgin Islands | Ordinary | - | 100% |
| Collinson Company Limited | Republic of Liberia | Ordinary | 100% | - |
| Colton Pacific Limited | British Virgin Islands | Ordinary | - | 100% |
| Companhia de Desenvolvimento Logístico e Armazenagem Dah Chong Hong Macau Limitada (Dah Chong Hong Macau Logistics Warehouse Company Limited) | Macau | Ordinary | - | 55% |
| Companhia de Importação e Exportação Dah Chong Hong (Macau) Limitada (Dah Chong Hong (Macau) Limited) | Macau | Ordinary | - | 100% |
| Confidence Motors Limited | Hong Kong | Ordinary | - | 100% |
| Connemera Inc. | British Virgin Islands | Ordinary | - | 100% |

公司編號 Company Number

145656

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱<br>Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體)<br>Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate)<br>(註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例<br>Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別<br>Class of Share | 由公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company (or its nominee)<br>(註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company's Subsidiary (or its nominee)<br>(註 Note) |
| Consolidated Parts & Accessories Sales Centre (China) Limited | Hong Kong | Ordinary | - | 100% |
| Consolidated Parts & Accessories Sales Centre Limited | Hong Kong | Ordinary | - | 100% |
| Corkerley Limited | Republic of Liberia | Ordinary | - | 100% |
| Cornaldi Enterprises Limited | British Virgin Islands | Ordinary | - | 100% |
| Corton Enterprises Limited | British Virgin Islands | Ordinary | - | 100% |
| CPASC (China) Company Limited | Hong Kong | Ordinary | - | 100% |
| CPCNet Hong Kong Limited | Hong Kong | Ordinary | - | 100% |
| CPCNet Japan Limited | Japan | Ordinary | - | 100% |
| CPCNet Singapore Private Limited | Singapore | Ordinary | - | 100% |
| Cranejoy Limited | Hong Kong | Ordinary | - | 100% |
| Crown Base Corporation | British Virgin Islands | Ordinary | - | 100% |
| Crown Base International Limited | British Virgin Islands | Ordinary | 100% | - |
| Crown Gain Limited | British Virgin Islands | Ordinary | - | 100% |
| Crown Sky Investment Limited | British Virgin Islands | Ordinary | - | 100% |
| Crown Victory Investments Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Crown Yield (HK) Limited | Hong Kong | Ordinary | - | 100% |
| Crystalime Company Limited | Hong Kong | Ordinary | - | 100% |
| Custain Limited | Hong Kong | Ordinary | - | 100% |
| D.C.H. Motor Group (Australia) Pty. Limited | Australia | Ordinary | - | 100% |
| Dah Chong Hong (Australia) Pty Limited | Australia | Ordinary | - | 100% |
| Dah Chong Hong (Canada) Ltd. | Canada | Ordinary | - | 100% |
| Dah Chong Hong (China) Limited | Hong Kong | Ordinary | - | 100% |

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Dah Chong Hong (Engineering) Limited | Hong Kong | Ordinary | - | 100% |
| Dah Chong Hong (F.O.M.) Limited | Hong Kong | Ordinary | - | 100% |
| Dah Chong Hong (Godown) Limited | Hong Kong | Ordinary | - | 100% |
| Dah Chong Hong (Japan) Limited | Japan | Ordinary | - | 100% |
| Dah Chong Hong (Macau) Engenharia, Limitada (Dah Chong Hong (Macao) Engineering Limited) | Macau | Ordinary | - | 55% |
| Dah Chong Hong (Motor Leasing) Limited | Hong Kong | Ordinary | - | 100% |
| Dah Chong Hong Motor Leasing (China) Limited | Hong Kong | Ordinary | - | 100% |
| Dah Chong Hong (Motor Service Centre) Limited | Hong Kong | Ordinary | - | 100% |
| Dah Chong Hong (Nassau) Limited | Bahamas | Ordinary | - | 100% |
| Dah Chong Hong (Shanghai) Limited | Hong Kong | Ordinary | - | 100% |
| Dah Chong Hong (Shanghai) Ltd. | People's Republic of China | N/A | - | 100% |
| Dah Chong Hong (Special Purpose Vehicle) Limited | Hong Kong | Ordinary | - | 100% |
| Dah Chong Hong (Tianjin) Limited | Hong Kong | Ordinary | - | 100% |
| Dah Chong Hong-Dragonair Airport GSE Service Limited | Hong Kong | Ordinary | - | 70% |
| Dah Chong Hong Electrical Appliances Limited | Hong Kong | Ordinary | - | 100% |

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱<br>Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體)<br>Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate)<br>(註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例<br>Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別<br>Class of Share | 由公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company (or its nominee)<br>(註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company's Subsidiary (or its nominee)<br>(註 Note) |
| Dah Chong Hong Holdings Limited | Hong Kong | Ordinary | - | 100% |
| Dah Chong Hong Industrial Machinery Company Limited | Hong Kong | Ordinary | - | 100% |
| Dah Chong Hong Motor Service Centre (Macau) Limited | Macau | N/A | - | 58% |
| Dah Chong Hong Motors (China) Limited | Hong Kong | Ordinary | - | 100% |
| Dah Chong Hong Motors (Nissan-China) Limited | Hong Kong | Ordinary | - | 100% |
| Dah Chong Hong Trading (Singapore) Pte. Ltd. | Singapore | Ordinary | - | 100% |
| Dah Chong Hong, Limited | Hong Kong | Ordinary | - | 100% |
| DAS Aviation Support Limited | Hong Kong | Ordinary | - | 70% |
| DAS Aviation Support Pte. Ltd. | Singapore | Ordinary | - | 59.5% |
| DAS Nordisk Limited | Hong Kong | Ordinary | - | 49% |
| DAS Overseas Development Limited | Hong Kong | Ordinary | - | 59.5% |
| Dalian CP Digital Technology Co., Ltd. | People's Republic of China | N/A | - | 73.3% |
| Dashing Investments Limited | British Virgin Islands | Ordinary | - | 100% |
| Data Communication Services Limited | Hong Kong | Ordinary | - | 100% |
| Davenmore Limited | British Virgin Islands | Ordinary | 100% | - |
| Daybreak Holdings Limited | Hong Kong | Ordinary | - | 100% |
| DCH Beverage Solutions Limited | Hong Kong | Ordinary | - | 100% |
| DCH Electrical Appliances Butler Limited | Hong Kong | Ordinary | - | 100% |

Form AO1

公司編號 Company Number

145656

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| DCH Food Industries Limited | Hong Kong | Ordinary | - | 100% |
| DCH Food Investment Limited | Hong Kong | Ordinary | - | 100% |
| DCH – Glory Foodstuffs Company Limited | Hong Kong | Ordinary | - | 100% |
| DCH Insurance Company Limited | Bermuda | Ordinary | - | 100% |
| DCH Interior Products Company Limited | Hong Kong | Ordinary | - | 100% |
| DCH Logistics Company Limited | Hong Kong | Ordinary | - | 100% |
| DCH Motors Ltd. | Canada | Ordinary | - | 100% |
| DCH Motors (Bentley) Limited | Hong Kong | Ordinary | - | 100% |
| DCH Supply Chain Management Company Limited | Hong Kong | Ordinary | - | 80% |
| Delight Way Holdings Inc. | British Virgin Islands | Ordinary | - | 100% |
| Digcom Limited | British Virgin Islands | Ordinary | - | 100% |
| Direct Access Investments Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Dong Chong Motors (China) Limited | Hong Kong | Ordinary | - | 67.75% |
| Douro Holdings Inc. | British Virgin Islands | Ordinary | - | 100% |
| Ease Action Investments Corp. | British Virgin Islands | Ordinary | - | 100% |
| Easerich Investments Inc. | British Virgin Islands | Ordinary | - | 100% |
| East Smart Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Eastlink Investment Limited | British Virgin Islands | Ordinary | - | 100% |
| Eastsilk Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Easyband Broadband Holdings Limited | British Virgin Islands | Ordinary | - | 85% |
| Effectual Holdings Corp. | British Virgin Islands | Ordinary | - | 100% |
| Eldwin Corporation | British Virgin Islands | Ordinary | - | 100% |

Form AC1

公司編號 Company Number

145656

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Eltonford Limited | Hong Kong | Ordinary | 100% | - |
| Epic Motors Limited | Hong Kong | Ordinary | - | 100% |
| Estoril Corp. | British Virgin Islands | Ordinary | - | 100% |
| Everlinks Investments Holdings Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Everwin Holdings Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Excellent Way International Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Express Link Holdings Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Fabwin Development Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Fair Moon Enterprises Corp. | British Virgin Islands | Ordinary | - | 100% |
| Famous Land Limited | Hong Kong | Ordinary | - | 100% |
| Fasini Corp. | British Virgin Islands | Ordinary | - | 100% |
| Ferretti Holdings Corp. | British Virgin Islands | Ordinary | - | 100% |
| Fine Cosmos Limited | British Virgin Islands | Ordinary | - | 100% |
| Fine Star Enterprises Corp. | British Virgin Islands | Ordinary | - | 100% |
| Firestone Technology Holdings Limited | Hong Kong | Ordinary | - | 85% |
| Fishman Technology Limited | Hong Kong | Ordinary | - | 85% |
| Forever Glory Holdings Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Fortune Day Investment Limited | Hong Kong | Ordinary | - | 100% |
| Gabal Enterprise Limited | Hong Kong | Ordinary | - | 100% |
| Gamma Link Holdings Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Gateway Global Holdings Inc. | British Virgin Islands | Ordinary | - | 100% |
| Gaynell Limited | British Virgin Islands | Ordinary | - | 100% |
| Gentech Vehicle Engineering Limited | Hong Kong | Ordinary | - | 100% |

表格 Form AC1

(附表 Schedule 1)

公司編號 Company Number

145656

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Gestas de Rede de Fornecimentos Dah Chong Hong Macau Limitada (Dah Chong Hong Macau Total Supply Chain Management Company Limited) | Macau | Ordinary | - | 55% |
| Giant Profit Holdings Inc. | British Virgin Islands | Ordinary | - | 100% |
| Glamorous Way Enterprises Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Glenridge Company Limited | Hong Kong | Ordinary | - | 100% |
| Global Link Information Services Limited | Hong Kong | Ordinary | - | 100% |
| Glory Link Holdings Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Gloxril Limited | Hong Kong | Ordinary | - | 100% |
| Gold Champ Holdings Inc. | British Virgin Islands | Ordinary | - | 100% |
| Gold Essense Enterprises Corp. | British Virgin Islands | Ordinary | - | 100% |
| Gold Essence Holdings Corp. | British Virgin Islands | Ordinary | - | 100% |
| Gold Falcon Investments Limited | Hong Kong | Ordinary | - | 100% |
| Gold Leaf Enterprises Holdings Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Gold Vision Holdings Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Golden Crest Comercial Offshore de Macau Limitada | Macau | N/A | - | 100% |
| Golden Crest Company Ltd. | British Virgin Islands | Ordinary | 100% | - |
| Golden Gateway Enterprises Inc. | British Virgin Islands | Ordinary | 100% | - |
| Golden Jar Holdings Corp. | British Virgin Islands | Ordinary | 100% | - |
| Golden Jet Enterprises Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Golden Reach Limited | Hong Kong | Ordinary | - | 100% |

Form AC1

公司編號 Company Number

145656

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Golden Spoon Corporation | Republic of Liberia | Ordinary | - | 100% |
| Goldenburg Properties Limited | Hong Kong | Ordinary | - | 70% |
| Gradius Company Limited | British Virgin Islands | Ordinary | - | 100% |
| Grand Advance Holdings Limited | British Virgin Islands | Ordinary | - | 100% |
| Grand Aim Technologies Limited | British Virgin Islands | Ordinary | - | 100% |
| Grand Formosa Holdings Inc. | British Virgin Islands | Ordinary | - | 100% |
| Grand Union Enterprises Limited | Hong Kong | Ordinary | - | 100% |
| Guangdong Dah Chong Foodstuffs Co., Ltd. | People's Republic of China | N/A | - | 70% |
| Guangdong Jing Yun Distribution Co., Ltd. | People's Republic of China | N/A | - | 90% |
| Hall Rich Investments Limited | British Virgin Islands | Ordinary | - | 100% |
| Hamborex Company, Limited | Hong Kong | Ordinary | - | 100% |
| Hang Dah Shipping Company, Limited | Hong Kong | Ordinary | - | 100% |
| Hang Luen Chong Investment Company, Limited | Hong Kong | Ordinary | - | 100% |
| Hang Luen Chong Property Management Company, Limited | Hong Kong | Ordinary | - | 100% |
| Hang Mow Investment Company, Limited | Hong Kong | Ordinary | - | 100% |
| Hang Shun Fat Company, Limited | Hong Kong | Ordinary | - | 64.6% |
| Hang Shun Nominees Limited | Hong Kong | Ordinary | - | 100% |
| Hang Tat Sing Investment Company, Limited | Hong Kong | Ordinary | - | 100% |

公司編號 Company Number

145656

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Hang Wah Chong Investment Company Limited | Hong Kong | Ordinary | - | 100% |
| Hang Wing Lee Investment Company, Limited | Hong Kong | Ordinary | - | 100% |
| Happy Day Investments Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Happy Time Investments Holdings Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Harmony Auto Pte. Ltd. | Singapore | Ordinary | - | 100% |
| Harmony Motors Limited | Hong Kong | Ordinary | - | 100% |
| Harty Limited | Hong Kong | Ordinary | - | 100% |
| Hen Fai Engineering Networks Company Limited | Hong Kong | Ordinary | - | 100% |
| Hertford Investments Holdings Inc. | British Virgin Islands | Ordinary | - | 100% |
| High Champ Enterprises Corp. | British Virgin Islands | Ordinary | - | 100% |
| Hilldun Limited | Hong Kong | Ordinary | - | 100% |
| Hing Mow Cheung Company, Limited | Hong Kong | Ordinary | - | 100% |
| Honest Motors (China) Limited | Hong Kong | Ordinary | - | 100% |
| Honest Motors, Limited | Hong Kong | Ordinary | - | 100% |
| Huge Earnings Limited | Hong Kong | Ordinary | - | 100% |
| Hup On Motors Limited | Hong Kong | Ordinary | - | 100% |
| Iconese Limited | Hong Kong | Ordinary | 100% | - |
| Idealand Investment Inc. | Republic of Panama | Ordinary | - | 100% |
| Ixonia Limited | Hong Kong | Ordinary | - | 100% |
| Jade Wonder Limited | British Virgin Islands | Ordinary | - | 100% |

Form AC1

公司編號 Company Number

145656

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Japan Auto Parts Company Limited | Hong Kong | Ordinary | - | 100% |
| Japco Auto Equipment & Engineering Company Limited | Hong Kong | Ordinary | - | 100% |
| Japco Auto Parts (Guangzhou) Co., Ltd. | People's Republic of China | N/A | - | 100% |
| JAPCO (China) Company Limited | Hong Kong | Ordinary | - | 100% |
| Jewril Limited | Hong Kong | Ordinary | - | 100% |
| Jiangsu CP Xingcheng Special Steel Co., Ltd. | People's Republic of China | Ordinary | - | 77.78% |
| Jiangyin Xingcheng Special Steel Works Co., Ltd. | People's Republic of China | N/A | - | 79.56% |
| Jiangyin Xingcheng Steel Products Co., Ltd. | People's Republic of China | N/A | - | 80% |
| Jiangyin Xingcheng Storage and Transportation Co., Ltd. | People's Republic of China | N/A | - | 80% |
| Join Resources Limited | Hong Kong | Ordinary | - | 83.33% |
| Joint Base Limited | British Virgin Islands | Ordinary | - | 100% |
| Joy Trend Holdings Inc. | British Virgin Islands | Ordinary | - | 100% |
| Joyluck Limited | British Virgin Islands | Ordinary | - | 100% |
| Karaganda Limited | British Virgin Islands | Ordinary | - | 100% |
| Kecia Corporation | British Virgin Islands | Ordinary | - | 100% |
| Kee Chong Trading Limited | Hong Kong | Ordinary | - | 100% |
| Keen Magic Holdings Limited | British Virgin Islands | Ordinary | - | 100% |
| Kelova Corp. | British Virgin Islands | Ordinary | - | 100% |
| Kendorm Corporation | Republic of Liberia | Ordinary | - | 100% |

Form AC1

公司編號 Company Number

145656

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱<br>Company Name | 成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體)<br>Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例<br>Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別<br>Class of Share | 由公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Kimble Investment Limited | British Virgin Islands | Ordinary | - | 100% |
| King Pacific Trading Limited | Hong Kong | Ordinary | - | 100% |
| Kingchamp Investments Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Kingril Limited | Hong Kong | Ordinary | - | 100% |
| Ko Lok Investment Company, Limited | Hong Kong | Ordinary | - | 60% |
| Kong Yuen Investments Limited | Hong Kong | Ordinary | - | 100% |
| Koonex Investment Limited | Hong Kong | Ordinary | - | 100% |
| Koston Corporation | Republic of Liberia | Ordinary | 100% | - |
| Kotani Holdings Inc. | British Virgin Islands | Ordinary | - | 100% |
| Kowill Investments Inc. | British Virgin Islands | Ordinary | - | 100% |
| Kunming Dahchong Motor Service Co., Ltd. | People's Republic of China | N/A | - | 70% |
| Large Earnings Limited | Hong Kong | Ordinary | - | 100% |
| Lecede Limited | Hong Kong | Ordinary | - | 100% |
| Lindenford Limited | Hong Kong | Ordinary | - | 100% |
| Logic Way Holdings Inc. | British Virgin Islands | Ordinary | - | 100% |
| Macowise Incorporated | British Virgin Islands | Ordinary | - | 100% |
| Magic Delight Enterprises Corp. | British Virgin Islands | Ordinary | - | 100% |
| Magic Plus Enterprises Inc. | British Virgin Islands | Ordinary | - | 100% |
| Magnificant Touch Investments Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Mainstream Holdings Limited | Hong Kong | Ordinary | - | 55% |
| Mar Investment Limited | Republic of Liberia | Ordinary | - | 100% |
| Marca Investments Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Marni Company Ltd. | British Virgin Islands | Ordinary | - | 100% |

公司編號 Company Number

145656

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱<br>Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體)<br>Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate)<br>(註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例<br>Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別<br>Class of Share | 由公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company (or its nominee)<br>(註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company's Subsidiary (or its nominee)<br>(註 Note) |
| Marvellous City Limited | Hong Kong | Ordinary | - | 100% |
| Master Port Investment Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Master Step Investment Limited | Hong Kong | Ordinary | - | 100% |
| Master Wise Holdings Corp. | British Virgin Islands | Ordinary | - | 100% |
| Matchpoint Investments Limited | British Virgin Islands | Ordinary | - | 100% |
| Maxon Enterprises Holdings Corp. | British Virgin Islands | Ordinary | - | 100% |
| Maxy Rich Investments Limited | British Virgin Islands | Ordinary | - | 100% |
| Metro Motors Limited | Hong Kong | Ordinary | - | 100% |
| Might & Right Limited | Hong Kong | Ordinary | - | 100% |
| Mobile Link Holdings Corp. | British Virgin Islands | Ordinary | - | 100% |
| Motive Link Holdings Inc. | British Virgin Islands | Ordinary | - | 100% |
| MotorMech Service Station Limited | Hong Kong | Ordinary | - | 100% |
| Nederburg Corp. | British Virgin Islands | Ordinary | - | 100% |
| Neosota Corp. | British Virgin Islands | Ordinary | - | 100% |
| Neostar Investment Limited | Hong Kong | Ordinary | - | 100% |
| Neticom (Hong Kong) Limited | Hong Kong | Ordinary | - | 100% |
| New Hong Kong Tunnel Company Limited | Hong Kong | Ordinary | - | 70.8% |
| Newly Bright Investment Limited | British Virgin Islands | Ordinary | - | 100% |
| Newmarket Holdings Limited | British Virgin Islands | Ordinary | - | 100% |
| Nirio Investment Limited | Hong Kong | Ordinary | - | 100% |
| Noble Field Environmental Company Limited | British Virgin Islands | Ordinary | - | 100% |
| Noble Full Company Limited | British Virgin Islands | Ordinary | - | 100% |
| Noble Touch Investment Inc. | British Virgin Islands | Ordinary | - | 100% |

公司編號 Company Number

145656

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱<br>Company Name | 成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體)<br>Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate)<br>(註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例<br>Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別<br>Class of Share | 由公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company (or its nominee)<br>(註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company's Subsidiary (or its nominee)<br>(註 Note) |
| On Yip Nominees Limited | Hong Kong | Ordinary | - | 100% |
| On Yip Property Development Company Limited | Hong Kong | Ordinary | - | 100% |
| Ontex Holdings Inc. | British Virgin Islands | Ordinary | - | 100% |
| Pacific Choice International Limited | British Virgin Islands | Ordinary | - | 100% |
| Pacific Grace Limited | Hong Kong | Ordinary | - | 100% |
| Peachlake Company Limited | Hong Kong | Ordinary | 100% | - |
| Pedova Corp. | British Virgin Islands | Ordinary | - | 100% |
| Pichon Development Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Piedimont Holdings Inc. | British Virgin Islands | Ordinary | - | 100% |
| Potanic Holdings Limited | British Virgin Islands | Ordinary | - | 100% |
| Praise Investments Limited | Hong Kong | Ordinary | - | 100% |
| Praytex Limited | British Virgin Islands | Ordinary | - | 100% |
| Precision Way Investments Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Precious All Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Premium Motors Limited | Hong Kong | Ordinary | - | 100% |
| Prime Star Enterprises Limited | British Virgin Islands | Ordinary | - | 100% |
| Profit Logic Investments Limited | British Virgin Islands | Ordinary | - | 100% |
| Prosperity Motors Limited | Macau | N/A | - | 58% |
| Qingdao Adachi Paints and Chemical Materials Co., Ltd. | People's Republic of China | N/A | - | 75% |
| Quick Gain Limited | Hong Kong | Ordinary | - | 100% |
| Rainbow Choice Holdings Inc. | British Virgin Islands | Ordinary | - | 100% |
| Rank Choice Limited | British Virgin Islands | Ordinary | - | 100% |
| Ray Bright Enterprises Limited | Hong Kong | Ordinary | - | 100% |

Form AC1

公司編號 Company Number

145656

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Regal Heights Limited | Hong Kong | Ordinary | - | 60% |
| Regal Motors, Limited | Hong Kong | Ordinary | - | 100% |
| Regal Pine Investments Limited | Hong Kong | Ordinary | - | 100% |
| Reliance Motors, Limited | Hong Kong | Ordinary | - | 100% |
| Reynolds Holdings Limited | Hong Kong | Ordinary | - | 100% |
| Rich Creation Investments Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Right Choice Developments Limited | Hong Kong | Ordinary | - | 100% |
| Rocamond Limited | British Virgin Islands | Ordinary | - | 100% |
| Sand Grain Limited | Hong Kong | Ordinary | - | 100% |
| Seibert Corporation | British Virgin Islands | Ordinary | - | 100% |
| Shanghai DCH Food Industries Ltd. | People's Republic of China | N/A | - | 100% |
| Shanghai DCH Food Services Co. Ltd. | People's Republic of China | N/A | - | 100% |
| Shanghai DCH Jiangnanfeng Co., Ltd. | People's Republic of China | N/A | - | 46.06% |
| Shanghai RFCI Restaurant Co., Ltd. | People's Republic of China | N/A | - | 90% |
| Shanghai Hu Chang Motor Service Co., Ltd. | People's Republic of China | N/A | - | 100% |
| Shanghai Super Property Co., Ltd. | People's Republic of China | N/A | - | 100% |
| Shanghai Zhongyun Motor Trading Co., Ltd. | People's Republic of China | N/A | - | 100% |
| Shenzhen Zhongliangdachang Foodstuffs Co., Ltd. | People's Republic of China | N/A | - | 70% |
| Shine Mass Holdings Ltd. | British Virgin Islands | Ordinary | - | 100% |

Form AC1

公司編號 Company Number

145656

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱<br>Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體)<br>Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate)<br>(註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例<br>Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別<br>Class of Share | 由公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company (or its nominee)<br>(註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company's Subsidiary (or its nominee)<br>(註 Note) |
| Shine Royce Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Shinstar Enterprises Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Shiny Bright Development Limited | British Virgin Islands | Ordinary | - | 100% |
| Sidewinder Holdings Limited | British Virgin Islands | Ordinary | - | 100% |
| Silver Ascot Holdings Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Silver Knot Co. Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Silver Linkage Investments Inc. | British Virgin Islands | Ordinary | - | 100% |
| Silver Rise Investment Limited | Hong Kong | Ordinary | - | 100% |
| Silver Trend Enterprises Inc. | British Virgin Islands | Ordinary | - | 100% |
| Sims (China) Limited | Hong Kong | Ordinary | - | 100% |
| Sims (Guangdong) Limited | Hong Kong | Ordinary | - | 100% |
| Sims Trading Company Limited | Hong Kong | Ordinary | - | 100% |
| Sims Trading (Macau) Company Limited | Macau | N/A | - | 70% |
| Sing Wo Chong Investment Company, Limited | Hong Kong | Ordinary | - | 100% |
| Sky Rich Investments Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Smart Legend Co. Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Smooth Tone Enterprises Inc. | British Virgin Islands | Ordinary | - | 100% |
| Smooth Tone Investments Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Smooth Way Holdings Inc. | British Virgin Islands | Ordinary | 100% | - |
| Sociedade de Consultadoria Comercial Dah Chong Hong Macau, Limitada (Dah Chong Hong Macau Consulting Company Limited) | Macau | Ordinary | - | 55% |

Form AC1

公司編號 Company Number

145656

附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Speedy Way Investments Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Star Mercury Investments Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Sterling Lake Limited | British Virgin Islands | Ordinary | - | 100% |
| Strength Force Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Success Gain Holdings Limited | British Virgin Islands | Ordinary | - | 100% |
| Sun Fair Assets Holdings Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Sun King Fung Development Limited | Hong Kong | Ordinary | 100% | - |
| Sunspark Power Investment Company Limited | Hong Kong | Ordinary | - | 100% |
| Super Guide Investment Limited | Hong Kong | Ordinary | - | 100% |
| Super Supreme Company Limited | Republic of Liberia | Ordinary | 100% | - |
| Super Trend Enterprises Corp. | British Virgin Islands | Ordinary | - | 100% |
| Super Worth Investments Inc. | British Virgin Islands | Ordinary | - | 100% |
| Superguide Limited | Hong Kong | Ordinary | - | 100% |
| Supreme Luck Investments Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Swiftford Company Limited | Hong Kong | Ordinary | - | 100% |
| Tai Ping Advertising Company, Limited | Hong Kong | Ordinary | - | 100% |
| Tai Ping Design Company Limited | Hong Kong | Ordinary | - | 100% |
| Tailake International Company Limited | Hong Kong | Ordinary | - | 100% |
| Tak Sing Chong Investment Company, Limited | Hong Kong | Ordinary | - | 100% |
| Talisgold Limited | British Virgin Islands | Ordinary | - | 100% |
| Tallian Corp. | British Virgin Islands | Ordinary | - | 100% |

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Tendo Limited | Hong Kong | Ordinary | - | 100% |
| Tetra Link Holdings Corp. | British Virgin Islands | Ordinary | - | 100% |
| Top Guide Investment Limited | Hong Kong | Ordinary | - | 100% |
| Top New Management Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Top Trend Investments Holdings Corp. | British Virgin Islands | Ordinary | 100% | - |
| Topine Enterprises Inc. | British Virgin Islands | Ordinary | - | 100% |
| Topjet Investments Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Torton Investments Limited | Bahamas | Ordinary | - | 100% |
| Transwell Holdings Corp. | British Virgin Islands | Ordinary | - | 100% |
| Treasure Full Investment Limited | Hong Kong | Ordinary | - | 100% |
| Triangle – Isuzu Motor Trading (Shanghai) Ltd. | People's Republic of China | N/A | - | 60% |
| Triangle – Isuzu Motors Limited | Hong Kong | Ordinary | - | 60% |
| Triangle Auto Pte Ltd | Singapore | Ordinary | - | 100% |
| Triangle Motor Trading (Dalian FTZ) Co., Ltd. | People's Republic of China | N/A | - | 100% |
| Triangle Motors (China) Limited | Hong Kong | Ordinary | - | 100% |
| Triangle Motors Limited | Hong Kong | Ordinary | - | 100% |
| Twin Tiger International Limited | Hong Kong | Ordinary | - | 100% |
| Tylfull Realty Management Company Limited | Hong Kong | Ordinary | - | 100% |
| Unique Star Holdings Inc. | British Virgin Islands | Ordinary | - | 100% |
| Unison Environmental Company Limited | British Virgin Islands | Ordinary | - | 100% |

Form AC1

公司編號 Company Number

145656

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Unitex Holdings Corp. | British Virgin Islands | Ordinary | - | 100% |
| Universal Progress Corp. | British Virgin Islands | Ordinary | - | 100% |
| Upham Holdings Corp. | British Virgin Islands | Ordinary | - | 100% |
| Upper Bright Limited | British Virgin Islands | Ordinary | - | 100% |
| Verdes Company Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Vision Network Limited | Hong Kong | Ordinary | - | 100% |
| Wah Luen Fung Company, Limited | Hong Kong | Ordinary | - | 56.50% |
| Wealth Win Investments Limited | British Virgin Islands | Ordinary | - | 100% |
| Well Secured Limited | Hong Kong | Ordinary | - | 100% |
| Wellstand Investment Limited | Hong Kong | Ordinary | - | 100% |
| Wendova Inc. | British Virgin Islands | Ordinary | - | 100% |
| Wilmington Investment Limited | Republic of Liberia | Ordinary | - | 100% |
| Wilshire Investments Limited | British Virgin Islands | Ordinary | - | 100% |
| Winchamp Enterprises Corp. | British Virgin Islands | Ordinary | - | 100% |
| Winway Investments Holdings Corp. | British Virgin Islands | Ordinary | - | 62% |
| Wisdom Mind Investments Corp. | British Virgin Islands | Ordinary | - | 100% |
| Wise Guide Development Limited | Hong Kong | Ordinary | - | 100% |
| Wonder Days Enterprises Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Wonder Delight Enterprises Inc. | British Virgin Islands | Ordinary | - | 100% |
| Wonder Island Limited | British Virgin Islands | Ordinary | - | 100% |
| World Navigation Limited | Hong Kong | Ordinary | - | 100% |
| World Navigation (BVI) Ltd. | British Virgin Islands | Ordinary | - | 100% |
| Worth Wealth Investments Limited | Hong Kong | Ordinary | - | 100% |
| Wuxi Xingcheng Steel Products Co., Ltd. | People's Republic of China | N/A | - | 80% |

Form AC1

公司編號 Company Number

145656

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Yan Link Company Limited | British Virgin Islands | Ordinary | - | 100% |
| Yan Wing Investments Limited | Hong Kong | Ordinary | - | 100% |
| Yee Lim Godown & Cold Storage Limited | Hong Kong | Ordinary | - | 100% |
| Yuet Fung Investment Limited | British Virgin Islands | Ordinary | - | 100% |
| 上海大昌行經貿有限公司 | People's Republic of China | N/A | - | 88% |
| 上海網富電子商貿有限公司 | People's Republic of China | N/A | - | 79.20% |
| 上海宏圖電器有限公司 | People's Republic of China | N/A | - | 70.40% |
| 上海中信泰富廣場有限公司 | People's Republic of China | N/A | - | 80% |
| 上海老西門新苑置業有限公司 | People's Republic of China | N/A | - | 100% |
| 上海信昌咨詢服務有限公司 | People's Republic of China | N/A | - | 100% |
| 江陰泰富興澄特種材料有限公司 | People's Republic of China | N/A | - | 79% |
| 北京大昌宇林餐廳有限公司 | People's Republic of China | N/A | - | 90% |
| 大昌行零件貿易（上海）有限公司 | People's Republic of China | N/A | - | 100% |
| 江門大昌慎昌食品加工倉儲有限公司 | People's Republic of China | N/A | - | 100% |
| 無錫太湖景發展有限公司 | People's Republic of China | N/A | - | 70% |
| 無錫太湖苑置業有限公司 | People's Republic of China | N/A | - | 70% |
| 無錫太湖美生態環保有限公司 | People's Republic of China | N/A | - | 70% |
| 廣州市泰富信通技術有限公司 | People's Republic of China | N/A | - | 100% |
| 廣州市泰富信通科技有限公司 | People's Republic of China | N/A | - | 100% |
| 大聯合環保科技（深圳）有限公司 | People's Republic of China | N/A | - | 100% |
| 寧波信富置業有限公司 | People's Republic of China | N/A | - | 99% |
| 中信泰富信息科技（廣州）有限公司 | People's Republic of China | N/A | - | 100% |
| 琦昌建築工程（上海）有限公司 | People's Republic of China | N/A | - | 100% |
| 江門大昌慎昌工業開發有限公司 | People's Republic of China | N/A | - | 100% |

公司編號 Company Number

145656

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱<br>Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體)<br>Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate)<br>(註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例<br>Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別<br>Class of Share | 由公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company (or its nominee)<br>(註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company's Subsidiary (or its nominee)<br>(註 Note) |
| 上海江南鳳畜禽食品加工廠 | People's Republic of China | N/A | - | 46.06% |
| 湖北新冶鋼有限公司 | People's Republic of China | N/A | - | 95% |
| 上海滬信東倉儲有限公司 | People's Republic of China | N/A | - | 100% |
| 中信泰富（上海）物業管理有限公司 | People's Republic of China | N/A | - | 100% |
| 上海珠街閣房地產開發有限公司 | People's Republic of China | N/A | - | 100% |
| 上海雄泰置業有限公司 | People's Republic of China | N/A | 100% | - |
| 大冶特殊鋼股份有限公司 | People's Republic of China | N/A | - | 56.63% |
| 中信泰富萬寧發展有限公司 | People's Republic of China | N/A | - | 100% |
| 中信泰富萬寧（聯合）開發有限公司 | People's Republic of China | N/A | - | 80% |
| 合衆汽車銷售服務（中國）有限公司 | People's Republic of China | N/A | - | 100% |
| 易邦科技（廣州）有限公司 | People's Republic of China | N/A | - | 85% |
| 火石軟件（廣州）有限公司 | People's Republic of China | N/A | - | 85% |
| 上海大昌行儲運有限公司 | People's Republic of China | N/A | - | 70.40% |
| 上海大昌國際貿易有限公司 | People's Republic of China | N/A | - | 70.40% |

**Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司註冊處
Companies Registry

# in Non-Subsidiary Companies

(公司條例第 129(5)(b) 及(5A)(b)條)
(Companies Ordinance s. 129(5)(b) & (5A)(b))

RECEIVED
JUN 26 P 1:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

表格 Form **AC2**

**重要事項 Important Notes**

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

**公司編號 Company Number**

145656

**1 公司名稱 Company Name**

CITIC Pacific Limited
中信泰富有限公司

**2 本陳述書的附表一載列本公司於下述財政年度終結日期持有股份的非附屬公司詳情**
**The particulars of the Company's shareholdings in companies not being its subsidiaries as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement**

**財政年度的終結日期**
**Closing Date of the Financial Year**

| 31 | 12 | 2005 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

本陳述書包括 ________ 頁附表。

**This Statement includes** 5 **page(s) of Schedule.**

簽署 Signed :

姓名 Name : Alice Tso Mun Wai

~~董事 Director~~／秘書 Secretary *

日期 Date : 13th June, 2006
日 DD / 月 MM / 年 YYYY

***請刪去不適用者 Delete whichever does not apply**

註 Note 4)

**提交人的資料 Presentor's Reference**

姓名 Name: CITIC Pacific Limited

地址 Address: 32nd Floor, CITIC Tower,
1 Tim Mei Avenue,
Central, Hong Kong

電話 Tel: --  傳真 Fax: --

電郵地址 E-mail Address: --

檔號 Reference:

**請勿填寫本欄 For Official Use**

Acknowledgement
Companies Registry
H.K.

13/06/2006 11:19:15
Submission No/Seq No: 222040734/3
CR No: 0145656
Sh. Form. AC2

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

公司編號 Company Number

145656

## 公司持有股份的非附屬公司詳情
## Particulars of shareholdings in companies not being subsidiaries

| 公司名稱<br>Company Name | 成立爲法團所在的國家<br>Country of Incorporation | 本公司所持股份的類別及佔已發行股份的面值比例<br>Class and proportion of the nominal value of the issued shares held by the Company | |
|---|---|---|---|
| | | 股份類別<br>Class of Share | 所持股份的百分率<br>Percentage of Shares Held<br>(註 Note) |
| Air China Cargo | People's Republic of China | N/A | 25% |
| Alto China Limited | Hong Kong | Ordinary | 50% |
| Astron Enterprises Holdings Corp. | British Virgin Islands | Ordinary | 55% |
| Behringer China Limited | Hong Kong | Ordinary | 50% |
| Cathay Pacific Airways Limited | Hong Kong | Ordinary | 25.42% |
| Cheer First Limited | Hong Kong | Ordinary | 40% |
| China Interactive Sports Company Limited | Hong Kong | Ordinary | 50% |
| China Interactive Sports (HK) Technology Company Limited | Hong Kong | Ordinary | 50% |
| China Interactive Sports Technology Company Limited | People's Republic of China | N/A | 50% |
| CITIC Capital Markets Holdings Limited | Hong Kong | Ordinary | 50% |
| CITIC Guoan Co., Ltd. | People's Republic of China | N/A | 50% |
| CITIC Tower Property Management Company Limited | Hong Kong | Ordinary | 40% |
| Companhia de Telecomunicacoes de Macau S.A.R.L. | Macau | Ordinary | 20% |
| CPCNet Macau Limited | Macau | N/A | 55% |
| Danton Investment Limited | British Virgin Islands | Ordinary | 40% |
| Dongguan DCH Oils & Fats Ltd. | People's Republic of China | N/A | 37.20% |
| Eastern Harbour Crossing Company Limited | Hong Kong | Ordinary | 50% |
| Ecoserve Limited | Hong Kong | Ordinary | 50% |
| Enviropace Limited | Hong Kong | Ordinary | 20% |
| F&N DCH Holdings Private Limited | Singapore | Ordinary | 49% |

Form AC2

公司編號 Company Number

145656

公司持有股份的非附屬公司詳情
**Particulars of shareholdings in companies not being subsidiaries**

| 公司名稱 Company Name | 成立爲法團所在的國家 Country of Incorporation | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | |
|---|---|---|---|
| | | 股份類別 Class of Share | 所持股份的百分率 Percentage of Shares Held (註 Note) |
| Festival Walk Holdings Limited | Hong Kong | Ordinary | 50% |
| Fullril Limited | Hong Kong | Ordinary | 25% |
| Goldon Investment Limited | Hong Kong | Ordinary | 40% |
| Green Valley Landfill, Limited | Hong Kong | Ordinary | 30% |
| Greenfield Transfer Limited | Hong Kong | Ordinary | 30% |
| Hefei Dah Chong Motor Service Co., Ltd. | People's Republic of China | N/A | 40% |
| Hong Kong Dragon Airlines Limited | Hong Kong | Ordinary | 28.50% |
| Hong Kong Resort Company Limited | Hong Kong | Ordinary | 50% |
| Hong Kong Tunnels and Highways Management Company Limited | Hong Kong | Ordinary | 35% |
| Inner Mongolia Fengtai Electric Power Generation Company Limited | People's Republic of China | N/A | 35% |
| Jiangsu Ligang Electric Power Company Limited | People's Republic of China | N/A | 56.31% |
| Jiangyin Ligang Electric Power Generation Company Limited | People's Republic of China | Ordinary | 54.31% |
| Jilin Xinli Power Cogeneration Co., Ltd. | People's Republic of China | N/A | 60% |
| Kaifeng Xinli Power Generation Co., Ltd. | People's Republic of China | N/A | 50% |
| Kido Profits Limited | British Virgin Islands | Ordinary | 15% |
| Konorus Investment Limited | Hong Kong | Ordinary | 15% |
| Nanjing Grand Hotel Supplies Co., Ltd. | People's Republic of China | N/A | 60% |
| North United Power Corporation | People's Republic of China | N/A | 20% |

公司編號 Company Number
145656

公司持有股份的非附屬公司詳情

**Particulars of shareholdings in companies not being subsidiaries**

| 公司名稱 Company Name | 成立爲法團所在的國家 Country of Incorporation | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | |
|---|---|---|---|
| | | 股份類別 Class of Share | 所持股份的百分率 Percentage of Shares Held (註 Note) |
| Otsuka Sims (Guangdong) Beverage Co., Ltd. | Hong Kong | Ordinary | 40% |
| Perfect Spot Investments Corp. | British Virgin Islands | Ordinary | 55% |
| Ruotolo Investments Limited | British Virgin Islands | Ordinary | 20% |
| Shandong Chenming Xinli Cogeneration Co., Ltd. | People's Republic of China | N/A | 49% |
| Shanghai CP Guojian Pharmaceutical Company Ltd. | People's Republic of China | N/A | 51% |
| Shanghai Dah Chong Children's Food Factory Co., Ltd. | People's Republic of China | N/A | 51% |
| Shanghai Shineway DCH Tyson Co., Ltd. | People's Republic of China | N/A | 22% |
| Shinta Limited | Hong Kong | Ordinary | 20% |
| Shiseido Dah Chong Hong Cosmetics Limited | Hong Kong | Ordinary | 50% |
| Shiseido Dah Chong Hong Cosmetics (Guangzhou) Ltd. | People's Republic of China | N/A | 50% |
| South China Transfer Limited | Hong Kong | Ordinary | 30% |
| SPAR China Limited | Hong Kong | Ordinary | 50% |
| Sun Kong Investment Company, Limited | Hong Kong | Ordinary | 40% |
| Sunburst Energy Development Co., Ltd. | People's Republic of China | N/A | 65% |
| Superanble Company Limited | Hong Kong | Ordinary | 40% |
| Swire Aviation Limited | Hong Kong | Ordinary | 33.33% |
| Tianjin Dah Chong Motor Co., Ltd. | People's Republic of China | N/A | 60% |

公司編號 Company Number
145656

## 公司持有股份的非附屬公司詳情
## Particulars of shareholdings in companies not being subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家 Country of Incorporation | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | |
|---|---|---|---|
| | | 股份類別 Class of Share | 所持股份的百分率 Percentage of Shares Held (註 Note) |
| Treasure Trove Limited | Hong Kong | Ordinary | 50% |
| Veolia Water (Changzhou) Investment Limited | Hong Kong | Ordinary | 49% |
| Victory (HK) Industries International Company Limited | Hong Kong | Ordinary | 20% |
| Wal-Mart East China Stores Co., Ltd. | People's Republic of China | N/A | 35% |
| Way Chong Finance Limited | Hong Kong | Ordinary | 50% |
| Western Harbour Tunnel Company Limited | Hong Kong | Ordinary | 35% |
| Widewin Investments Limited | British Virgin Islands | Ordinary | 37.5% |
| Wuxi Taihu Lake Pumped Storage Power Co., Ltd. | People's Republic of China | N/A | 70% |
| Zhengzhou Xinli Electric Power Co. Ltd. | People's Republic of China | N/A | 50% |
| 上海泰复網絡技術有限公司 | People's Republic of China | N/A | 50% |
| 四川省濾州市科泰生物技術開發有限公司 | People's Republic of China | N/A | 31% |
| 北京鳳凰大昌航空設備維修有限公司 | People's Republic of China | N/A | 24.5% |
| 江陰利電能源材料有限公司 | People's Republic of China | N/A | 54.31% |
| 上海東實航空地面設備有限公司 | People's Republic of China | N/A | 24.5% |
| 上海老港生活垃圾處置有限公司 | People's Republic of China | N/A | 30% |
| 上海國睿生命科技有限公司 | People's Republic of China | N/A | 24.94% |

公司編號 Company Number

145656

## 公司持有股份的非附屬公司詳情
## Particulars of shareholdings in companies not being subsidiaries

| 公司名稱<br>Company Name | 成立爲法團所在的國家<br>Country of Incorporation | 本公司所持股份的類別及佔已發行股份的面值比例<br>Class and proportion of the nominal value of the issued shares held by the Company | |
|---|---|---|---|
| | | 股份類別<br>Class of Share | 所持股份的百分率<br>Percentage of Shares Held<br>(註 Note) |
| 上海光研醫療管理咨詢有限公司 | People's Republic of China | N/A | 51% |
| 上海瑞明置業有限公司 | People's Republic of China | N/A | 49% |
| 廣東偉德利電器製造有限公司 | People's Republic of China | N/A | 20% |
| 思播（上海）營銷策劃有限公司 | People's Republic of China | N/A | 50% |
| 常州通用自來水有限公司 | People's Republic of China | N/A | 24.01% |

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50%, in which case it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

# Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

## Form G

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

15th June 2006

Dear Sir,

Name of Company: CITIC Pacific Limited

Description of Securities: Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

| Trading Day/Date | Number of Securities Purchased | Method of Purchase* | Price per Share or Highest Price Paid $ | Lowest Price Paid $ | Total Paid $ |
|---|---|---|---|---|---|
| 15/6/06 | 1,627,000 | on the Exchange | HK$22.00 | HK$21.50 | HK$35,402,100 |
| Total | 1,627,000 | | | | HK$35,402,100 |

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 1,627,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left( \frac{(a) \times 100}{\text{issued share capital}} \right)$$ 0.074 %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 19 April, 2006 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

For and on behalf of
CITIC PACIFIC LIMITED
中信泰富有限公司

Secretary

Signed ..........................

Name: Alice M.W. Tso
~~Director~~, Secretary ~~or other duly authorised officer~~
for and on behalf of CITIC Pacific Ltd
[Issuer's name]

# MEMORANDUM

# AND

# NEW ARTICLES OF ASSOCIATION

# OF

# CITIC PACIFIC LIMITED
# 中信泰富有限公司

(Name changed on 22nd August, 1991)

---

Incorporated the 8th day of January, 1985.

---

**Woo, Kwan, Lee & Lo.**
*Solicitors & Notaries*
**HONG KONG**

---

Updated and Reprinted
in May 2006

# MEMORANDUM

# AND

# NEW ARTICLES OF ASSOCIATION

# OF

# CITIC PACIFIC LIMITED
# 中信泰富有限公司

(Name changed on 22nd August, 1991)

---

Incorporated the 8th day of January, 1985.

---

**Woo, Kwan, Lee & Lo.**
*Solicitors & Notaries*
**HONG KONG**

---

Updated and Reprinted
in May 2006

*No.* 145656
編號

(COPY)

# CERTIFICATE OF INCORPORATION
# 公司更改名稱
# ON CHANGE OF NAME
# 註册證書

---

**I hereby certify that**
本 人 茲 證 明

TYLFULL COMPANY LIMITED
泰富發展(集團)有限公司

having by special resolution changed its name, is now
經通過特別決議案，已將其名稱更改，該公司現在之註册名稱爲
incorporated under the name of

CITIC PACIFIC LIMITED
(中信泰富有限公司)

Given under my hand this Twenty-second day of August
簽 署 於 一 九 九 一 年 八 月二十二日 。
One Thousand Nine Hundred and Ninety-one.

(Sd.) Mrs. R. CHUN
........................................................
P. *Registrar General*
*(Registrar of Companies)*
*Hong Kong*
香港註册總署署長暨公司註册官
( 註册主任 秦梁素芳 代行 )

(COPY)

No. 145656
編號

# CERTIFICATE OF INCORPORATION
# 公司更改名稱
# ON CHANGE OF NAME
# 註冊證書

Whereas TYLFULL COMPANY LIMITED was incorporated in
查 已在香港依據
Hong Kong as a limited company under the Companies Ordinance on the
公司條例註冊成爲有限公司。其註冊日期爲
Eighth day of January, 1985.
一九八五年一月八日。
And whereas by special resolution of the Company and with the approval
又該公司經通過特別決議案及獲公司註冊官批
of the Registrar of Companies, it has changed its name;
准後，已將其名稱更改；

Now therefore I hereby certify that the Company is a limited company
本人茲證明該公司現爲一有限公司，其註冊
incorporated under the name of TYLFULL COMPANY LIMITED
名稱爲
**泰富發展(集團)有限公司**。

Given under my hand this Sixth day of February One Thousand Nine
簽署於一九八六年二月六日。
Hundred and Eighty-six.

(Sd.) J. Almeida
**J. Almeida**
P. *Registrar General*
*(Registrar of Companies)*
*Hong Kong*
香港註冊總署署長暨公司註冊官
(註冊主任歐美達代行)

Registration No. 145656

THE COMPANIES ORDINANCE (CHAPTER 32)

SPECIAL RESOLUTION

OF

**TYLFULL COMPANY LIMITED**

Passed on the 29th day of January, 1986.

Pursuant to Sections 116 & 116B of the Companies Ordinance (Chapter 32), all the members of the above Company for the time being entitled to receive notice of and to attend and vote at general meetings of the Company resolved that the following resolution be passed as a Special Resolution of the Company:–

**SPECIAL RESOLUTION**

"THAT subject to and conditional upon the Scheme of Arrangement under Section 166 of the Companies Ordinance (Chapter 32) between Sun King Fung Development Limited and the holders of its shares of HK$0.10 each and the Company becoming effective, the amount credited to Share Premium Account in the books of the Company on the issue of its shares pursuant to Clause 2 of the said Scheme of Arrangement be cancelled."

**SIGNED** by or on behalf of the members:–

| NAME OF MEMBER | SIGNATURE | DATE |
|---|---|---|
| Chao Kuang-Piu | (Sd.Chao Kuang-Piu) | January 29, 1986. |
| Hongkong Macau International Investment Company Limited | (Sd.Chao Kuang-Piu) by Chao Kuang-Piu, Director | January 29, 1986. |

No.145656
編號

(COPY)

# CERTIFICATE OF INCORPORATION
# 公 司 註 冊 證 書

**I hereby certify that**
本 人 茲 證 明

**TYLFULL COMPANY LIMITED**

is this day incorporated in Hong Kong under the Companies Ordinance,
於 本 日 在 香 港 依 據 公 司 條 例 註 冊
and that this company is limited.
成 爲 有 限 公 司。

**GIVEN** under my hand this Eighth day of January, One Thousand Nine
簽 署 於 一 九 八 五 年 一 月 八 日。
Hundred and Eighty-five.

**(Sd.) J. Almeida**
J. Almeida
*For Registrar of Companies,*
*Hong Kong.*
香港公司註册官
(註册主任歐美達代行)

THE COMPANIES ORDINANCE (CHAPTER 32)

Company Limited by Shares

# MEMORANDUM OF ASSOCIATION

## OF

## CITIC PACIFIC LIMITED
## 中信泰富有限公司

(Name changed on 22nd August, 1991)

*First:– The name of the Company is "CITIC PACIFIC LIMITED 中信泰富有限公司".

Second:– The Registered Office of the Company will be situate in Hong Kong.

Third:– The objects for which the Company is established are:–

(1) To act as the holding and co-ordinating company of the group of companies of which the Company is for the time being the holding company.

(2) To carry on the business of an investment company and for that purpose either in the name of the Company or in that of any nominee to acquire, take, hold, sell, issue on commission or otherwise, exchange, assign, transfer, mortgage, pledge, hypothecate, underwrite, guarantee, convert, deal in and otherwise effect transactions of any kind or description whatsoever in shares, stocks, debentures, debenture stock, bonds, notes, obligations and securities issued or guaranteed by any company wherever incorporated or carrying on business or by any government, sovereign ruler, commissioners, public body or authority, supreme, dependent, municipal, local or otherwise in any part of the world.

** The name of the Company was changed to its present name on 22nd August, 1991.*

(3) To acquire any such shares, stock, debentures, debenture stock, bonds, notes, obligations, or securities by original subscription, contract, tender, purchase, exchange, underwriting, participation in syndicates or otherwise, and whether or not fully paid up, and to subscribe for or otherwise acquire the same subject to such terms and conditions (if any) as may be thought fit.

(4) To exercise and enforce all rights and powers conferred by or incident to the ownership of any such shares, stock, debentures, debenture stock, bonds, notes, obligations or securities including without prejudice to the generality of the foregoing all such powers of veto or control as may be conferred by virtue of the holding by the Company of some special proportion of the issued or nominal amount thereof, and to provide managerial and other executive, supervisory and consultant services for or in relation to any company in which the Company is interested upon such terms as may be thought fit.

(5) To promote, co-operate in promoting, form, organise, finance and assist any company, syndicate or partnership of any kind for the purpose of acquiring all or any of the property or liabilities of the Company or for any other purposes which may seem directly or indirectly calculated to benefit the Company.

(6) To carry on business as financiers, capitalists, financial agents, underwriters (but not in respect of life, marine or fire insurance), concessionaries, brokers, and merchants and to undertake and carry on and execute all kinds of financial, commercial, trading and other operations and in particular (without prejudice to the generality of the foregoing) to carry on all or any of the businesses of discounting, buying, selling and dealing in foreign exchange, bills of exchange, promissory notes, drafts, warrants, coupons and other negotiable or transferable securities or documents, granting and issuing letters of credit and circular notes, and buying, selling and dealing in precious metals and specie.

(7) To acquire by purchase, lease, exchange or otherwise land, buildings and hereditaments of any tenure or description and any estate or interest therein and any rights over or connected with land and to sell, lease, exchange and otherwise deal with the same.

(8) To carry on all or any of the businesses usually carried on by land companies, land investment companies, land mortgage companies, and building estate companies in all their several branches.

(9) To purchase, take on lease, take in exchange, rent, hire, take options over or otherwise acquire land (with or without buildings thereon) in Hong Kong and land (with or without buildings thereon) of any tenure outside Hong Kong and any estate or interest in, and any rights connected with, any such lands.

(10) To develop and turn to account any land acquired by the Company or in which it is interested, and in particular by laying out and preparing the same for building purposes, constructing, altering, pulling down, decorating, maintaining, furnishing, fitting up, and improving buildings, and by planting, paving, draining, farming, cultivating, letting on building lease or building agreement and by advancing money to and entering into contracts and arrangement of all kinds with builders, tenants and others.

(11) To construct, maintain, improve, develop, operate, own, control, and manage any offices, houses, flats, blocks of flats or offices, hotels, clubs, restaurants, factories, works godowns, places of amusement, stores, shops, dairies, roads and other works and conveniences which the Company may think directly or indirectly conducive to these objects, and to contribute or otherwise assist or take part in the construction, maintenance, development, working, control and management thereof.

(12) To manage any buildings, whether belonging to the Company or not, or let the same or any part thereof for any period and at such rent and on such conditions as the Company shall think fit; to collect the rent and income and to supply to tenants and occupiers and others light, heat, air–conditioning refreshments, attendants, messengers, waiting rooms, reading rooms, lavatories, laundry facilities, electric conveniences, garages, recreation facilities and other advantages which from time to time the Company shall consider desirable, or to provide for such management letting and advantages as aforesaid by employing any person, firm or company to carry out or to supply the same on such terms as the Company may think fit.

(13) To apply to any Tribunal in Hong Kong for any purpose and in particular for an order excluding any premises of the Company or premises which the Company is interested in from the further application of Part 1 of the Landlord and Tenant (Consolidation) Ordinance, to pay compensation to the tenants, sub–tenants or occupiers of such premises and to demolish and rebuild the same.

(14) To carry on all or any of the businesses of general contractors and engineering contractors (whether civil, mechanical, electrical, structural, chemical, aeronautical, marine or otherwise).

(15) To carry on all or any of the businesses of general merchants, traders, commission agents, importers, exporters, shippers and ship–owners, refrigerators, charterers, forwarding agents, sales agents and sub-agents for manufacturers, agents and sub–agents for carriers, brokers and agents for brokers, purchasing agents, wharfingers, warehousemen, furnishers, tourist and travel agents, auctioneers, appraisers, valuers, surveyors, *del credere* agents, personal and promotional representatives, factors, shopkeepers, antique dealers, stevedores, packers, storers, fishermen and trawlers, saddlers, builders, building,

engineering and general contractors, metallurgists, and undertakers of all kinds of works, enterprises or projects whatsoever.

(16) To import, export, buy, prepare, treat, manufacture, render marketable, sell, exchange, barter, pledge, charge, make advances on and otherwise deal in or turn to account produce, goods, materials, commodities, and merchandise generally in their prepared, manufactured or raw state and to undertake, carry on and execute all kinds of financial, commercial, trading, engineering and other manufacturing operations and all businesses wholesale or retail.

(17) To acquire and undertake the whole or any part of the business, goodwill and assets of any person, firm or company carrying on or proposing to carry on any of the businesses which the Company is authorised to carry on and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company, or to acquire an interest in, amalgamate with or enter into partnership or into any arrangement for sharing profits or for co-operation or for limiting competition or for mutual assistance with any such person, firm or company, and to give or accept by way of consideration for any of the acts or things aforesaid or property acquired, any shares, debentures, debenture stock or securities that may be agreed upon, and to hold, retain, sell, mortgage or otherwise deal with any shares, debentures, debenture stock or securities so received.

(18) To carry on business as proprietors and/or managers of hotels, motels, inns, lodging-houses, apartment houses, restaurants, refreshment and tea rooms, cafes and milk and snack bars, night-clubs and clubs of all kinds, tavern, beer-house and lodging-house keepers, licensed victuallers, wine, beer and spirit merchants, brewers, malsters, distillers, importers and manufacturers of aerated, mineral and artificial waters and other drinks, and as caterers and

contractors in all their respective branches and as managers and/or proprietors of theatres, cinemas, dance-halls, concert halls, stadiums, billiard rooms, bowling centres and all places of entertainment and radio and television stations and studios.

(19) To carry on all or any of the businesses whether together or separately of proprietors, promoters, producers, organizers, and managers of all kinds of public entertainments, sports, recreations, competitions, and amusements whether indoor or outdoor and in connection therewith to purchase, lease, hire, construct, provide, operate, equip, furnish and fit out any necessary or convenient land, buildings, facilities, structures, apparatus, and equipment.

(20) To carry on the business of manufacturers, producers, refiners, developers, and dealers in all kinds of materials, chemicals, substances, commodities and products whether synthetic, natural, or artificial, including in particular but without limitation to the foregoing, plastics, resins, textiles, fabrics, fibres, feather goods, leather, hair, rubber, balata and goods and articles made from the same and compounds, intermediates, derivatives, and by-products thereof, whether for wearing, attire, or personal or household use or ornament.

(21) To carry on business as timber merchants, sawmill proprietors, coopers, cask makers, joiners, carpenters and cabinet makers, and to buy, sell, prepare for market, import, export, and deal in timber and wood of all kinds, and to manufacture and deal in articles of all kinds in the manufacture of which timber or wood is used.

(22) To carry on business as drapers and hosiers, fashion artists, dressagents, tailors, dressmakers, clothiers, milliners, spinners, weavers, hatters, glovers, boot and shoe manufacturers, embroiderers, hemstitchers, plaiters,

pleaters, knitters, lacemakers, costumiers furriers, pelmet makers, stencillers, painters, dyers, cleaners, washers, renovators, men's, women's and children's and school outfitters, naval, military, colonial, tropical and general outfitters, engineers, electricians, wood and metal workers, tanners, rope manufacturers, iron–mongers, and hardware dealers, goldsmiths, silversmiths, watchmakers, and jewellers, fancy goods dealers, depository and repository proprietors, proprietors of transportation services for passengers, animals, mails, and goods, by air, sea, inland waterways and land, up–holsterers, furniture dealers, money changers and any other business which may seem to the Company capable of being carried on in connection with the above and calculated directly or indirectly to enhance the value or render profitable any of the Company's property or rights.

(23) To carry on business as general chemists and druggists and to buy, sell, import, export, refine, prepare and otherwise deal in all kinds of pharmaceutical, medicinal, and chemical preparations, articles and compounds (whether of animal, vegetable or mineral origin), toilet requisites, cosmetics, paints, pigments, oils and oleaginous and saponaceous substances, perfumes and all kinds of unguents and ingredients.

(24) To establish, maintain, and operate sea, air and land transport enterprises (public and private) and all ancillary services and, for these purposes or as independent undertakings, to purchase, take in exchange, charter, hire, build, construct, own, operate, manage, and otherwise trade with any kind of ship, vessel, aircraft, flying machine, vehicle, cycle, coach, wagon, or carriage (however powered), with all necessary and convenient equipment, engines, tackle, gear, furniture, fittings and stores or any shares or interests in ships, vessels, aircraft, flying machines, motor and other vehicles, cycles, carriages, coaches or wagons, including shares, stocks, or securities of companies

possessed of or interested in any of the above modes of transport, and to maintain, repair, fit out, refit, improve, insure, alter, sell, exchange or let out on hire or hire purchase, or otherwise deal with and dispose of any ship, vessel, aircraft, flying machine, vehicle, cycle, carriage, coach, wagon, shares, stock, and securities, or any of the engines, tackle, gear, furniture, equipment, and stores of the Company.

(25) To finance or assist in financing the sale of goods articles or commodities of every kind and description by way of hire purchase or deferred payment or similar transactions, and to institute, enter into, carry on, subsidise, finance or assist in subsidising or financing the sale and maintenance of any goods, articles or commodities of every kind and description upon any terms whatsoever, and to acquire and discount hire purchase or other agreements or any rights thereunder (whether proprietary or contractual).

(26) To enter into arrangements with companies, firms and persons for promoting and increasing the manufacture, sale and purchase and maintenance of goods, articles or commodities of every kind and description, either by buying, selling, letting on hire, hire purchase or easy payment systems, or by financing or assisting such other companies, firms or persons to do all or any of such last mentioned acts, transactions and things, and in such manner as may be necessary or expedient, and in connection with or for any of these purposes, to purchase agreements, lend money, give guarantees or security or otherwise finance or assist all or any of such purposes on such terms and in such manner as may be desirable or expedient.

(27) To carry on all or any of the businesses of booksellers, book manufacturers, bookbinders, printers, publishers and proprietors of newspapers, magazines, books, periodicals, tickets, programmes, brochures, promotional literature and

other publications whatsoever of all descriptions, machine, letterpress and copperplate printers, rollform and automatic printers, colour printers, lithographers, type founders, stereotypers, electrotypers, photographic printers, engravers, diesinkers, designers, draughtsmen, newsagents, pressagents, journalists, literary agents, stationers, manufacturers of and dealers in engravings, prints, pictures, and drawings, advertising agents and contractors, artists, sculptors, designers, decorators, illustrators, photographers and dealers in photographic supplies and equipment of all kinds, film makers, producers and distributors, publicity agents, display specialists and any other business which may seem to the Company capable of being carried on in connection with the above.

(28) To acquire, sell, own, lease, let out to hire, administer, manage, control, operate, construct, repair, alter, equip, furnish, fit out, decorate, improve and otherwise deal in works, buildings, and conveniences of all kinds which expression without prejudice to the generality of the foregoing shall include railways, tramways, docks, harbours, piers, wharves, canals, reservoirs, embankments, dams, irrigations, reclamations, sewage, drainage and sanitary works, water, gas, oil, motor, electrical, telephonic, telegraphic and power supply works.

(29) To buy, sell, manufacture, construct, repair, alter, convert, refit, salve, raise, fit out, rig out, scrap, let on hire and otherwise deal in timber, iron, steel, metal, glass, minerals, ores, machinery rolling-stock, plant, equipment, utensils, instruments, implements, tools, apparatus, appliances, materials, fuels, and products and commodities of all kinds and of whatever substance and for any purpose whatsoever.

(30) To carry on the trade or business of steel makers, steel converters, ironmasters, colliery proprietors, coke manufacturers, miners, smelters, millwrights, carpenters, joiners, boiler makers, plumbers, brass founders, building

material suppliers and manufacturers, tinplate manufacturers and iron founders in all their respective branches, and to purchase, take on lease, or otherwise acquire any mines, wells, quarries, and metalliferous land and any interests therein and to explore, work, exercise, develop and otherwise turn to account the same; to crush, win, get, quarry, smelt, calcine, refine, dress, amalgamate, manipulate, and otherwise process and prepare for market ores, metals, precious stones, and mineral substances of all kinds, and to carry on any other metallurgical operations which may seem conductive to the Company's objects.

(31) To carry on the business of producers, pumpers, refiners, storers, suppliers, transporters, distributors and retailers of, and dealers in, petroleum, petroleum products and by–products, other mineral oils and by–products and liquid and gaseous hydro–carbons and by–products, and to search for, inspect, examine, prospect and explore, work, take on lease, purchase, or otherwise acquire, or obtain rights or interests in lands, sea–beds and other places in any part of the world which may seem to the Company capable or possibly capable of affording a supply of mineral oil or gas, and to establish, utilise and turn to account wells, pumping stations, pipe–lines and all such other works and conveniences as are deemed desirable.

(32) To apply for, register, purchase or by other means acquire and protect, prolong, and renew, in any part of the world, any patents, patent rights, ***brevets d'invention***, licences, formulas, trade marks, designs, copyrights, protections and concessions which may appear likely to be advantageous or useful to the Company and to use and turn to account and to manufacture, undertake or grant licences or privileges in respect of the same and to expend money in experimenting upon and testing and in improving or seeking to improve any patents, inventions or rights which the Company may acquire or propose to acquire.

(33) To provide or procure the provision by others of every and any service, need, want or requirement of any business nature required by any person, firm or company in or in connection with any business carried on by them.

(34) To act as business and tax consultants and advisers and to employ experts to investigate and examine into the condition, prospects, value, character and circumstances of any business concerns and undertakings, and generally of any assets, property, or rights.

(35)(a) To establish and carry on in Hong Kong and any other countries schools at or by means of which students in any manner whether by post, personal attendance or otherwise may obtain education and instruction and particularly in or with regard to but without being limited to architecture, architectural, mechanical, geometrical and other drawing and designing, surveying, mapping, book-keeping, shorthand, speed-reading, type-writing and other secretarial training, civil, mechanical, electrical, marine and other engineering, building and other constructional work, heating and ventilation, electronics, computer science and technology, chemistry, mining, metallurgy, geology, commerce, hotel and restaurant management and services, spinning, weaving, sign-writing and painting, agriculture, horticulture, dairy and other farming, and stock and other breeding, forestry, professions ancillary to medicine, law, languages, mathematics, seamanship, navigation, geography and history, music, arts, elocution, journalism, games, sports, recreations exercises and pastimes, economics, commerce, industry, and all other subjects whatsoever that may be included in a commercial, technical, scientific, classical or academic education, or may be conducive to knowledge of or skill in any trade, pursuit or calling and to provide for the giving and holding of lectures, scholarships, exhibitions, classes and meetings for the promotion or advancement of education.

(b) To provide a school or schools, lecture, class or examination room or rooms, office or offices, board, lodging and attendance and all other necessities and conveniences for or to students and for or to teachers, lecturers, clerks, employees and officers employed temporarily or otherwise by the Company, and to afford them facilities for study, research, culture, teaching, and performance of the tasks and duties allotted to them respectively.

(36) To acquire by purchase or otherwise, and to hold for the purposes of investment of resale or other disposal, paintings, old masters, miniatures, drawings, sketches, engravings, etchings, sculptures, bronzes, enamels, jewelry, gems, coins, medals, gold and silver plate and cutlery, antique silver, fine and antiquarian books, first and other editions of rare books and other publications, old maps, antique furniture, clocks, watches, tapestries and furnishings, antique china, procelain and pottery, old postage stamps, and generally any other valuable things of whatsoever nature which are by virtue of their antiquity, rarity, fine workmanship, historical or literary associations or intrinsic worth or otherwise sought after by collectors, to exhibit or lend the same for exhibition, and to sell, exchange, pledge, or otherwise deal in or dispose of the same.

(37) To amalgamate, enter into partnership or into any arrangement for sharing profits, union of interests, co–operation, joint venture or reciprocal concession, or for limiting competition, with any person, firm or company carrying on or engaged in, or about to carry on or engage in, any business or transaction which the Company is authorised to carry on or engage in, or which can be carried on in conjunction therewith or which is capable of being conducted so as directly or indirectly to benefit the Company, and to lend money to, guarantee the contracts of, or otherwise assist, any such person, firm or company.

(38) To invest and deal with the moneys of the Company not immediately required for the purposes of its business in or upon such investments and securities (including land of any tenure in any part of the world) and in such manner as may from time to time be considered expedient and to dispose of or vary any such investments or securities.

(39) To vest any real or personal property, right or interest acquired by or belonging to the Company in any person or company on behalf of or for the benefit of the Company, and with or without any declared trust in favour of the Company.

(40) To borrow or raise or secure the payment of money in such manner as the Company may think fit without limit as to amount and in particular but without limiting the foregoing by the issue or deposit of notes, bonds, debentures or debenture stock (perpetual or otherwise) and to secure the repayment of any money borrowed, raised or owing by mortgage, charge or lien upon all or any of the property or assets of the Company both present and future including its uncalled capital and also by similar mortgage, charge or lien to secure and guarantee the performance by the Company or any other person, firm or company of any obligation undertaken by the Company or any other person firm or company as the case may be.

(41) To give guarantees or indemnities (except fire and marine insurance indemnities) or provide security for any purpose whatsoever, with or without the Company's receiving any consideration or advantage, direct or indirect therefor, and whether alone or jointly or jointly and severally with any other person, firm or company, and in particular (without prejudice to the generality of the foregoing) to guarantee, give indemnities for, support or secure, with or without consideration, whether by personal obligation or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled

capital of the Company or by both such methods or in any other manner, the performance of any contract, obligations or commitments of, and the repayment or payment of the principal amounts of and any premiums, interest, dividends and other moneys payable on or in respect of any securities or liabilities of, any person, firm or company including (without prejudice to the generality of the foregoing) any company which is for the time being a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company or otherwise associated with the Company.

(42) To lend and advance money or give credit to such persons, firms or companies and on such terms as may seem expedient.

(43) To insure with any company or person against losses, damages, risks and liabilities of all kinds which may affect the Company and to act as agents and brokers for placing insurance risks of all kinds in all its branches.

(44) To appoint sales agents to sell any of the products of the Company and any goods, foods, stores, chattels and things for which the Company is agent or in any other way whatsoever interested or concerned in any part of the world.

(45) To adopt such means of making known and advertising the business and products of the Company as may seem expedient.

(46) To undertake and execute any trusts the undertaking whereof may seem desirable and also to undertake the office of executor, administrator, treasurer or registrar and to keep for any company, government, authority or body any register relating to any stocks, funds, shares or securities or to undertake any duties in relation to the registration of transfers, the issue of certificates or otherwise.

(47) To receive and hold for its own use, benefit or behalf or in trust or otherwise moneys and other property and estates, real, personal, and mixed, of whatever kind and nature and the same to invest, reinvest, manage, settle, control, sell and dispose of in any manner and to collect, invest, reinvest, manage, adjust, and in any manner to dispose of the income, profits, and interest arising therefrom upon such terms as may be agreed upon between the Company and the persons contracting with it.

(48)(a) To act as accountants, secretaries and registrars of companies incorporated by law or societies or organisations (whether incorporated or not.)

(b) To hold in trust as trustees or as nominees of any person or persons, company, corporation, or any charitable or other institution in any part of the world, whether incorporated or not, and to manage, deal with and turn to account, any real and personal property of any kind.

(c) To act as nominees, trustees or agents for the receiving, payment, loan, repayment, transmission, collection and investment of money, and for the purchase, sale, improvement, development and management of any real or personal property, including business concerns and undertakings, both in Hong Kong and abroad.

(49) To draw, make, accept, indorse, discount, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable or transferable instruments.

(50) To obtain any order, enactment, ordinance, licence for other authority for enabling the Company to carry any of its objects into effect or for effecting any modification of the Company's constitution or for any other purpose which may seem expedient, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company's interests.

(51) To pay all expenses incidental to the promotion or formation of the Company or any other company promoted wholly or in part by the Company, and to remunerate ( in cash or by the issue of fully or partly paid shares or debentures of the Company or any other company or in any other manner as the Directors may think fit) any person or persons, whether Directors, officers or agents of the Company or not, or any company, for services rendered in underwriting, procuring the underwriting, placing or assisting to underwrite or place, or guaranteeing the subscription or placing of any of the shares in or debentures or other securities of the Company or any other company promoted or formed by the Company or in which the Company may be interested, or in or about the promotion or formation of the Company or any other company as aforesaid.

(52) To enter into any arrangements for profitsharing with any of the directors or employees of the Company or of any company in which the Company may for the time being whether directly or indirectly hold a share or shares (subject to the consent and approval of such company).

(53) To establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or superannuation funds for the benefit of, or give or procure the giving of donations, gratuities, pensions, allowances or emoluments to any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary of the Company, or is allied or associated with the Company or with any such subsidiary company, or who are or were at any time Directors or officers of the Company or of any such other company as aforesaid, and holding or who have held any salaried employment or office in the Company or such other company, and the wives, widows, families and dependants of any such persons, and also to establish and subsidise or subscribe to any institutions, associations, clubs

or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such other company as aforesaid or of any such persons as aforesaid, and to make payments for or towards the insurance of any such persons as aforesaid, and to subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public, general or useful object, and to do any of the matters aforesaid, either alone or in conjunction with any such other company as aforesaid.

(54) To enter into any arrangements with any governments or authorities (supra-national, national, municipal, local or otherwise) or any corporations, companies or persons that may seem conducive to the attainment of the Company's objects or any of them and to obtain from any such government, authority, corporation, company or person any charters, contracts, decrees, rights, privileges, licences, permits and /or concessions which the Company may think desirable and to carry out, exercise and comply with any such charters, contracts, decrees, rights, privileges, licences, permits and concessions.

(55) To sell or dispose of the property, assets or undertaking of the Company or any part thereof for such consideration as the Company may think fit, and in particular for shares or debentures, debenture stock, or other securities of any other company.

(56) To remunerate (in cash or by the issue of fully or partly paid shares or debentures of this or any other company or in any other manner as the Directors may think fit) any person or persons, whether Directors, officers or agents of the Company or not, or any company, for services rendered in the conduct of the business of the Company or of any other company formed or promoted by the Company or in which the Company may be interested.

(57) To carry on any other business which may seem to the Company capable of being conveniently carried on in connection with any of the above businesses or objects or calculated directly or indirectly to enhance the value of or render profitable any of the Company's property or rights for the time being.

(58) To carry on business and maintain branches abroad in any part of the world for all or any of the purposes herein set forth.

(59) To do all or any of the above things in any part of the world and as principals, agents, contractors, or otherwise, and by or through subsidiary, allied or associated companies, agents, or otherwise, and either alone or in conjunction with others.

(60) To procure the Company to be registered or recognised in any foreign country or place.

(61) To distribute any of the property of the Company, whether upon a distribution of assets or a division of profits, among the members in specie or otherwise.

(62) To do all such things as are incidental or conducive to the above objects or any of them.

And it is hereby declared that the word "company" in this clause except where used in reference to this Company, shall be deemed to include any partnership or other body of persons, whether incorporated or not incorporated and whether domiciled in Hong Kong or elsewhere, and further the intention is that the objects specified in each paragraph of this Clause shall, except where otherwise expressed in such paragraph, be independent main objects and not in any way be limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company.

Fourth:- The liability of the members of the Company is limited.

Fifth:– The share capital of the Company is HK$1,200,000,000.00 Hong Kong Currency divided into 3,000,000,000 shares of HK$0.40 each.

Sixth:– The shares in the original or any increased capital of the Company may be divided into different classes of shares and/or issued with such preferred, deferred or other special rights or privileges or such restrictions, whether in regard to dividend, voting, return of capital or otherwise as the Company may from time to time determine. Subject to the provisions of the Companies Ordinance (Chapter 32), the rights and privileges attached to any of the shares or classes of shares of the Company may be modified, varied, abrogated or dealt with in accordance with the provisions for the time being of the Company's Articles of Association.

We, the several persons, whose names, addresses and descriptions are hereto subscribed, are desirous of being formed into a company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite to our respective names:–

| Names, Addresses and Descriptions of Subscribers | Number of Shares taken by each Subscriber |
|---|---|
| For and on behalf of<br>FAIRWEATHER (NOMINEES) LIMITED<br><br>(Sd.) Clement P.K. LAM<br>....................<br>Clement P.K. LAM (Director)<br>26th floor, Connaught Centre,<br>Hong Kong,<br>Limited Company | One |
| For and on behalf of<br>FAIRWIND NOMINEES LIMITED<br><br>(Sd.) Clement P.K. LAM<br>....................<br>Clement P.K. LAM (Director)<br>26th floor, Connaught Centre,<br>Hong Kong,<br>Limited Company | One |
| Total Number of Shares taken ...... | Two |

Dated the 4th day of January, 1985.

WITNESS to the above signatures:–

(Sd.) **Hester K. TAN**
**Hester K. TAN**
*Solicitor*
26th floor, Connaught Centre,
Hong Kong.

THE COMPANIES ORDINANCE (CHAPTER 32)

Company Limited by Shares

## NEW ARTICLES OF ASSOCIATION

of

## CITIC PACIFIC LIMITED
## 中信泰富有限公司

(Name changed on 22nd August, 1991)

### Table A

1. The regulations contained in Table A in the First Schedule to the Companies Ordinance shall not apply to the Company.

Other regulations excluded.

### Interpretation

2. The marginal notes to these Articles shall not be deemed to be part of these Articles and shall not affect their interpretation and in the interpretation of these Articles, unless there be something in the subject or context inconsistent therewith:–

Interpretation.

"these Articles" or "these presents" shall mean these Articles of Association in their present form and all supplementary, amended or substituted articles for the time being in force;

these Articles. these presents.

associate.

"associate" in relation to any Director, shall mean:

(i) his spouse;

(ii) any child or step-child, natural or adopted, under the age of 18 years of the Director or of his spouse (together with (i) above, the "family interests");

(iii) the trustees, acting in their capacity as such trustees, of any trust of which he or any of his family interests is a beneficiary or, in the case of a discretionary trust, is (to his knowledge) a discretionary object and any company ("trustee-controlled company") in the equity capital of which the trustees, acting in their capacity as such trustees, are directly or indirectly interested so as to exercise or control the exercise of 30% (or such other amount as may from time to time be specified in the Hong Kong Code on Takeovers and Mergers as being the level for triggering a mandatory general offer) or more of the voting power at general meetings, or to control the composition of a majority of the board of directors and any other company which is its subsidiary (together, the "trustee interests");

(iv) a holding company of a trustee-controlled company or a subsidiary of any such holding company; and

(v) any company in the equity capital of which he, his family interests, any of the trustees referred to in (iii) above, acting in their capacity as such trustees, and/or any trustee interests taken together are directly or indirectly interested so as to exercise or control the exercise of 30% (or such other amount as may from time to time be specified in the Hong Kong Code on Takeovers

and Mergers as being the level for triggering a mandatory general offer) or more of the voting power at general meetings, or to control the composition of a majority of the board of directors and any other company which is its subsidiary or holding company or a fellow subsidiary of any such holding company.

"Auditors" shall mean the persons for the time being performing the duties of that office; Auditors.

"the Board" shall mean the Directors from time to time of the Company or (as the context may require) the majority of Directors present and voting at a meeting of the Directors; Board.

"business day" shall mean any day on which the Stock Exchange is open for the business of dealing in securities; business day.

"call" shall include any instalment of a call; call.

"capital" shall mean the share capital from time to time of the Company; capital.

"the Chairman" shall mean the Chairman presiding at any meeting of members or of the Board; Chairman.

"the Company" or "this Company" shall mean the abovenamed Company; the Company.

"the Companies Ordinance" or "the Ordinance" shall mean the Companies Ordinance (Chapter 32 of the laws of Hong Kong) and any amendments thereto or re-enactment thereof for the time being in force and includes every other ordinance incorporated therewith or substituted therefor and in the case of any such Companies Ordinance. the Ordinance.

substitution the references in these Articles to the provisions of the Ordinance shall be read as references to the provisions substituted therefor in the new Ordinance;

dividend. "dividend" shall include scrip dividends, distributions in specie or in kind, capital distributions and capitalisation issues, if not inconsistent with the subject or context;

dollars. "dollars" shall mean dollars in the lawful currency of Hong Kong;

electronic communication. "electronic communication" shall mean a communication sent by electronic transmission in any form through any medium;

Hong Kong. "Hong Kong" shall mean the Hong Kong Special Administrative Region of the People's Republic of China;

legislation. "legislation" shall mean every ordinance (including any orders, regulations or other subordinate legislation made pursuant thereto or thereunder) applying to the Company from time to time;

Listing Rules. "Listing Rules" shall mean the Rules Governing the Listing of Securities on the Stock Exchange from time to time in force;

month. "month" shall mean a calendar month;

newspaper. "newspaper" shall mean a newspaper published daily and circulating generally in Hong Kong and specified in the list of newspapers issued and

published in the Gazette for the purposes of Section 71A of the Companies Ordinance by the Chief Secretary for Administration;

"the register" shall mean the register of members and includes any branch register to be kept pursuant to the provisions of the Companies Ordinance; — the register.

"seal" shall mean the common seal from time to time of the Company and includes, unless the context otherwise requires, any official seal that the Company may have as permitted by these Articles and the Ordinance; — seal.

"Secretary" shall mean the person for the time being performing the duties of that office; — Secretary.

"share" shall mean share in the capital of the Company and includes stock except where a distinction between stock and shares is expressed or implied; — share.

"shareholders" or "members" shall mean the duly registered holders from time to time of the shares in the capital of the Company; — shareholders. members.

"Stock Exchange" shall mean The Stock Exchange of Hong Kong Limited; — Stock Exchange

"writing" or "printing" shall include writing, printing, lithography, photography, typewriting and every other mode of representing words or figures in a legible and non-transitory form (including an electronic communication); — writing. printing

words denoting the singular shall include the plural and words denoting the plural shall include the singular; — singular and plural.

gender. words importing any gender shall include every gender; and

persons. companies. words importing person shall include partnerships, firms, companies and corporations.

Words in Ordinance to bear same meaning in Articles.

Subject as aforesaid, any words or expressions defined in the Ordinance (except any statutory modification thereof not in force when these Articles become binding on the Company) shall, if not inconsistent with the subject and/or context, bear the same meaning in these Articles, save that "company" shall where the context permits include any company incorporated in Hong Kong or elsewhere.

References to any Article by number are to the particular Article of these Articles.

References to a document being executed include references to it being executed under hand or under seal or by electronic signature or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not.

**Share Capital and Modification of Rights**

Capital.

3. The Capital of the Company at the date of the adoption of these Articles is HK$108,000,000 divided into 1,080,000,000 shares of HK$0.10 each.

Issue of shares.

4. Without prejudice to any special rights or restrictions for the time being attaching to any shares or any class of shares, any share may be issued upon such terms and conditions and with such preferred, deferred or other special rights, or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may from time to time by ordinary resolution determine (or, in the absence of any such determination or so far as the same may not make specific provision, subject to Section 57B of the Companies Ordinance as the Board may determine) provided always that where the Company issues shares which do not

carry voting rights, the words "non-voting" shall appear in the designation of such shares and where the equity capital includes shares with different voting rights, the designation of each class of shares (other than those with the most favourable voting rights) must include the words "restricted voting" or "limited voting" and any share may, with the sanction of a special resolution, be issued on the terms that it is, or at the option of the Company or the holder thereof is liable, to be redeemed.

Warrants.

5. The Board may issue warrants to subscribe for any class of shares or securities of the Company on such terms as it may from time to time determine. Where warrants are issued to bearer, no new warrant shall be issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original has been destroyed and the Company has received an indemnity in such form as the Board shall think fit with regard to the issue of any such new warrant.

How rights of shares may be modified.

6. (A) Without prejudice to any special rights conferred on the holders of any existing shares, the shares in the original or any increased capital of the Company may, subject to the provisions of the Companies Ordinance, be divided into different classes of shares as the Company may from time to time determine by a special resolution in general meeting.

(B) All or any of the special rights (unless otherwise provided for by the terms of issue) attached to the shares or any class of the shares (if the capital is divided into different classes of shares) may, subject to the provisions of Section 64 of the Companies Ordinance, be varied or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares or issued shares of that class (if the capital is divided into different classes of shares) or with the sanction of a special resolution passed at a general meeting of the holders of the shares or at a separate general meeting of the holders of the shares of that class (if the capital is divided into different classes of shares). To every such separate general meeting the provisions of these Articles

relating to general meetings shall ***mutatis mutandis*** apply, but so that the necessary quorum shall be not less than two persons holding or representing by proxy one-third in nominal value of the issued shares of that class, and at an adjourned meeting one person holding shares of that class or his proxy, and that any holder of shares of the class present in person or by proxy may demand a poll.

(C) The provisions of this Article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the rights whereof are to be varied.

(D) The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking pari passu therewith.

**Shares and Increase of Capital**

Company may purchase its own shares.

7. Subject to the provisions of the Companies Ordinance and any regulations binding on the Company, the Company may purchase its own shares, including redeemable shares. In the case of purchases of redeemable shares, (i) purchases not made through the stock market or by tender shall be limited to a maximum price, and (ii) if purchases are by tender, tenders shall be available to all members alike.

Power to increase capital.

8. The Company in general meeting may from time to time, whether or not all the shares for the time being authorised shall have been issued and whether or not all the shares for the time being issued shall have been fully paid up, by ordinary resolution increase its share capital by the creation of new shares, such new capital to be of such amount and to be divided into shares of such respective amounts as the resolution shall prescribe.

On what conditions new shares may be issued.

9. Without prejudice to any special rights previously conferred upon the holders of existing shares, any new shares shall be issued upon such terms and conditions and with such rights, privileges or restrictions annexed

thereto as the general meeting resolving upon the creation thereof shall direct, and if no direction be given, subject to the provisions of the Companies Ordinance and of these Articles, as the Board shall determine; and in particular such shares may be issued with a preferential or qualified right to dividends and in the distribution of assets of the Company and with a special or without any right of voting.

When to be offered to existing members.

10. The Company may by ordinary resolution, before the issue of any new shares, determine that the same, or any of them, shall be offered in the first instance, and either at par or at a premium, to all the existing holders of any class of shares in proportion as nearly as may be to the number of shares of such class held by them respectively, or make any other provisions as to the issue and allotment of such shares, but in default of any such determination or so far as the same shall not extend, such shares may be dealt with as if they formed part of the capital of the Company existing prior to the issue of the same.

New shares to form part of original capital.

11. Except so far as otherwise provided by the conditions of issue or by these Articles, any capital raised by the creation of new shares shall be treated as if it formed part of the original capital of the Company and such shares shall be subject to the provisions contained in these Articles with reference to the payment of calls and instalments, transfer and transmission, forfeiture, lien, cancellation, surrender, voting and otherwise.

Shares at the disposal of the Board.

12. Subject to the provisions of the Companies Ordinance (and in particular Section 57B thereof) and of these Articles relating to new shares, all unissued shares in the Company shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times, for such consideration and generally on such terms as the Board shall in its absolute discretion think fit, but so that no shares shall be issued at a discount, except in accordance with the provisions of the Companies Ordinance.

Company may pay commission.

13. The Company may at any time pay a commission to any person for subscribing or agreeing to

subscribe (whether absolutely or conditionally) for any shares in the Company or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares in the Company, but so that the conditions and requirements of the Companies Ordinance shall be observed and complied with, and in each case the commission shall not exceed ten per cent. of the price at which the shares are issued.

Power to charge interest to capital.

14. If any shares of the Company are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be made profitable for a lengthened period, the Company may pay interest on so much of that share capital as is for the time being paid up for the period and subject to the conditions and restrictions mentioned in the Companies Ordinance, and may charge the sum so paid by way of interest to capital as part of the cost of construction of the works or buildings or the provision of plant.

Company not to recognise trusts in respect of shares.

15. Except as otherwise expressly provided by these Articles or as required by law or as ordered by a court of competent jurisdiction, no person shall be recognised by the Company as holding any share upon any trust and, except as aforesaid, the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or any other right or claim to or in respect of any share except an absolute right to the entirety thereof of the registered holder.

**Register of Members and Share Certificates**

Share register.

16. (A) The Board shall cause to be kept a register of the members and there shall be entered therein the particulars required under the Companies Ordinance.

(B) Subject to the provisions of the Companies Ordinance, if the Board considers it necessary or appropriate, the Company may establish and maintain a branch register of members at such location outside Hong Kong as the Board thinks fit.

Share certificates.

17. Every person whose name is entered as a member in the register shall be entitled (except in relation to replacement certificates) without payment to receive within ten business days after allotment or lodgment of a transfer (or within such shorter period as the conditions of issue shall provide or as the Stock Exchange may from time to time prescribe under the Listing Rules) one certificate for all his shares or, if he shall so request, in a case where the allotment or transfer is of a number of shares in excess of the number for the time being forming a stock exchange board lot, upon payment, in the case of a transfer, of such sum as may from time to time be permitted under the rules prescribed by the Stock Exchange for every certificate after the first, such number of certificates for shares in stock exchange board lots or multiples thereof as he shall request and one for the balance (if any) of the shares in question, provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue a certificate or certificates to each such person, and the issue and delivery of a certificate or certificates to one of several joint holders shall be sufficient delivery to all such holders.

Share Certificates to be sealed.

18. Every certificate for shares or debentures or representing any other form of securities of the Company shall be issued under the seal of the Company, which for this purpose may be any official seal as permitted by Section 73A of the Ordinance.

Every certificate to specify number and class of shares.

19. Every share certificate hereafter issued shall specify the number and class of shares in respect of which it is issued and the amount paid thereon and may otherwise be in such form as the Board may from time to time prescribe. If at any time the share capital of the Company is

divided into different classes of shares, every share certificate shall comply with Section 57A of the Ordinance. A share certificate shall relate to only one class of shares.

Joint holders.

20. (A) The Company shall not be bound to register more than four persons as joint holders of any share.

(B) If any share shall stand in the names of two or more persons, the person first named in the register shall be deemed the sole holder thereof as regards service of notices and, subject to the provisions of these Articles, all or any other matters connected with the Company, except the transfer of the share.

Replacement of share certificates.

21. If a share certificate is defaced, lost or destroyed, it may be replaced on payment of such sum as may from time to time be permitted under the rules prescribed by the Stock Exchange, and on such terms and conditions, if any, as to the publication of notices, evidence and indemnity as the Board thinks fit and in the case of wearing out or defacement, after delivery up of the old certificate. In the case of destruction or loss, the person to whom such replacement certificate is given shall also bear and pay to the Company any exceptional costs and the reasonable out-of-pocket expenses incidental to the investigation by the Company of the evidence of such destruction or loss and of such indemnity.

**Lien**

Company's lien.

22. The Company shall have a first and paramount lien on every share (not being a fully paid up share) for all moneys, whether presently payable or not, called or payable at a fixed time in respect of such share; and the Company shall also have a first and paramount lien and charge on all shares (other than fully paid up shares) standing registered in the name of a member, whether singly or jointly with any other person or persons, for all the debts and liabilities of such member or his estate to the Company and whether the

same shall have been incurred before or after notice to the Company of any equitable or other interest of any person other than such member, and whether the period for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such member or his estate and any other person, whether a member of the Company or not. The Company's lien (if any) on a share shall extend to all dividends and bonuses declared in respect thereof. The Board may at any time either generally or in any particular case waive any lien that has arisen, or declare any share to be exempt wholly or partially from the provisions of this Article.

Lien extends to dividends and bonuses.

Sale of shares subject to lien.

23. The Company may sell, in such manner as the Board thinks fit, any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of the sum presently payable or specifying the liability or engagement and demanding fulfilment or discharge thereof and giving notice of intention to sell in default, shall have been given to the registered holder for the time being of the shares or the person entitled by reason of such holder's death, bankruptcy or winding-up to the shares.

Application of proceeds of such sale.

24. The net proceeds of such sale after the payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debt or liability or engagement in respect whereof the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the time of the sale. For giving effect to any such sale, the Board may authorise some

person to transfer the shares sold to the purchaser thereof and may enter the purchaser's name in the register as holder of the shares, and the purchaser shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

## Calls on Shares

Calls.

25. The Board may from time to time make such calls as it may think fit upon the members in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal value of shares or by way of premiums) and not by the conditions of allotment thereof made payable at fixed times. A call may be made payable either in one sum or by instalments.

Instalments.

Notice of call.

26. Fourteen days' notice at least of any call shall be given specifying the time and place of payment and to whom such call shall be paid.

Copy of notice to be sent to members.

27. A copy of the notice referred to in Article 26 shall be sent to members in the manner in which notices may be sent to members by the Company as herein provided.

Notice of call may be advertised.

28. In addition to the giving of notice in accordance with Article 27, notice of the person appointed to receive payment of every call and of the times and places appointed for payment may be given to the members by notice to be inserted once in The Hongkong Government Gazette and once at least in an English language newspaper and in a Chinese language newspaper.

Every member liable to pay call at appointed time and place.

29. Every member upon whom a call is made shall pay the amount of every call so made on him to the person and at the time or times and place or places as the Board shall appoint.

30. A call shall be deemed to have been made at the time when the resolution of the Board authorising such call was passed.

When call deemed to have been made.

31. The joint holders of a share shall be severally as well as jointly liable for the payment of all calls and instalments due in respect of such share or other moneys due in respect thereof.

Liability of joint holders.

32. The Board may from time to time at its discretion extend the time fixed for any call, and may extend such time as regards all or any of the members, whom from residence outside Hong Kong or other cause the Board may deem entitled to any such extension but no member shall be entitled to any such extension except as a matter of grace and favour.

Board may extend time fixed for call.

33. If the sum payable in respect of any call or instalment be not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest for the same at such rate not exceeding twenty per cent. per annum as the Board shall fix from the day appointed for the payment thereof to the time of the actual payment, but the Board may waive payment of such interest wholly or in part.

Interest on unpaid calls.

34. No member shall be entitled to receive any dividend or bonus or to be present and vote (save as proxy for another member) at any general meeting, either personally, or (save as proxy for another member) by proxy, or be reckoned in a quorum, or to exercise any other privilege as a member until all calls or instalments due from him to the Company, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid.

Suspension of privileges while call unpaid.

35. On the trial or hearing of any action or other proceedings for the recovery of any money due for any call,

Evidence in action for call.

it shall be sufficient to prove that the name of the member sued is entered in the register as the holder, or one of the holders, of the shares in respect of which such debt accrued; that the resolution making the call is duly recorded in the minute book; and that notice of such call was duly given to the member sued, in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Board who made such call, nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

Sums payable on allotment deemed a call.

36. Any sum which by the terms of allotment of a share is made payable upon allotment or at any fixed date, whether on account of the nominal value of the share and/or by way of premium, shall for all purposes of these Articles be deemed to be a call duly made, notified, and payable on the date fixed for payment, and in case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture and the like, shall apply as if such sums had become payable by virtue of a call duly made and notified. The Board may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the time of payment.

Payment of calls in advance.

37. The Board may, if it thinks fit, receive from any member willing to advance the same, and either in money or money's worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and upon all or any of the moneys so advanced the Company may pay interest at such rate (if any) not exceeding twenty per cent. per annum as the Board may decide. The Board may at any time repay the amount so advanced upon giving to such member not less than one month's notice in writing of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced.

## Transfer of Shares

38. All transfer of shares may be effected by transfer in writing in the usual common form or in such other form as the Board may accept and may be under hand only. The Board may resolve, either generally or in a particular case, upon request of the transferor or transferee, to accept a mechanically executed transfer. All instruments of transfer must be left at the registered office of the Company or at such other place as the Board may appoint.

Form of transfer.

39. The instrument of transfer of any share shall be executed by or on behalf of the transferor and transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register in respect thereof. Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person.

Execution of transfer.

40. The Board may, in its absolute discretion, and without assigning any reason, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also refuse to register any transfer of any share to more than four joint holders or any transfer of any share (not being a fully up share) on which the Company has a lien.

Board may refuse to register a transfer.

41. The Board may also decline to recognise any instrument of transfer unless:-

Requirements as to transfer.

(i) a fee of HK$2.50 (or such higher amount as may from time to time be permitted under the

rules prescribed by The Stock Exchange of Hong Kong Limited) or such lesser sum as the Board may from time to time require is paid to the Company in respect thereof;

(ii) the instrument of transfer is accompanied by the certificate of the shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(iii) the instrument of transfer is in respect of only one class of share;

(iv) the shares concerned are free of any lien in favour of the Company; and

(v) the instrument of transfer is properly stamped.

No transfer to an infant etc.

42. No transfer of share (not being a fully paid up share) shall be made to an infant or to a person of unsound mind or under other legal disability.

Notice of refusal.

43. If the Board shall refuse to register a transfer of any share, it shall, within two months after the date on which the transfer was lodged with the Company, send to each of the transferor and the transferee notice of such refusal.

Certificate to be given up on transfer.

44. Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued without charge to the transferee in respect of the shares transferred to him, and if any of the shares included in the certificate so given up shall be retained by transferor a new certificate in respect thereof

shall be issued to him without charge. The Company shall also retain the transfer.

When transfer books and register may be closed.

45. The registration of transfers may be suspended and the register closed at such times and for such periods as the Board may from time to time determine and either generally or in respect of any class of shares, provided always that such registration shall not be suspended or the register closed for more than thirty days in any year or, with the approval of the Company in general meeting, sixty days in any year.

## Transmission of Shares

Death of registered holder or of joint holder of shares.

46. In the case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share solely or jointly held by him.

Registration of personal representatives and trustees in bankruptcy.

47. Any person becoming entitled to a share in consequence of the death or bankruptcy or winding-up of a member may, upon such evidence as to his title being produced as may from time to time be required by the Board, and subject as hereinafter provided, elect either to be registered himself as holder of the share or to have some person nominated by him registered as the transferee thereof.

Notice of election to be registered.

Registration of nominee.

48. If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered, he

shall testify his election by executing a transfer of such share to his nominee. All the limitations, restrictions and provisions of these presents relating to the right to transfer and the registration of transfers of shares shall be applicable to any notice or transfer as aforesaid as if the death, bankruptcy or winding-up of the member had not occurred and the notice or transfer were a transfer executed by such member.

Retention of dividends, etc., until transfer or transmission of shares of a deceased or bankrupt member.

49. A person becoming entitled to a share by reason of the death, bankruptcy or winding-up of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share. However, the Board may, if it thinks fit, withhold the payment of any dividend payable or other advantages in respect of such share until such person shall become the registered holder of the share or shall have effectually transferred such share, but, subject to the requirements of Article 82 being met, such a person may vote at meetings.

**Forfeiture of Shares**

If call or instalment not paid notice may be given.

50. If a member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Board may, at any time thereafter during such time as any part of the call or instalment remains unpaid, without prejudice to the provisions of Article 34, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment.

Form of notice.

51. The notice shall name a further day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made, and it shall also name the place where

payment is to be made, such place being either the registered office of the Company, or some other place at which calls of the Company are usually made payable. The notice shall also state that, in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited.

If notice not complied with shares may be forfeited.

52. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends and bonuses declared in respect of the forfeited share and not actually paid before the forfeiture. The Directors may accept the surrender of any shares liable to be forfeited hereunder and in such cases reference in these Articles to forfeiture shall include surrender.

Forfeited shares to become property of Company.

53. Any share so forfeited shall be deemed to be the property of the Company, and may be sold or otherwise disposed of on such terms and in such manner as the Board thinks fit and at any time before a sale or disposition. The forfeiture may be cancelled on such terms as the Board thinks fit.

Arrears to be paid notwithstanding forfeiture.

54. A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with (if the Board shall in its discretion so require) interest thereon from the date of forfeiture until payment at such rate not exceeding twenty per cent. per annum as the Board may prescribe, and the Board may enforce the payment thereof if it thinks fit, and without any deduction or allowance for the value of the shares, at the date of forfeiture, but his liability shall cease if and when the

Company shall have received payment in full of all such moneys in respect of the shares. For the purposes of this Article any sum which, by the terms of issue of a share, is payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the share or by way of premium, shall notwithstanding that that time has not yet arrived be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.

Evidence of forfeiture and transfer of forfeited share.

55. A statutory declaration in writing that the declarant is a Director or the Secretary of the Company, and that a share in the Company has been duly forfeited or surrendered on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

Notice after forfeiture.

56. When any share shall have been forfeited, notice of the resolution shall be given to the member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the register, but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or make any such entry.

57. Notwithstanding any such forfeiture as aforesaid the Board may at any time, before any shares so forfeited shall have been sold, re-allotted or otherwise disposed of, cancel the forfeiture on such terms as the Board thinks fit or permit the shares so forfeited to be bought back or redeemed upon the terms of payment of all calls and interest due upon and expenses incurred in respect of the shares, and upon such further terms (if any) as it thinks fit.

Power to redeem forfeited shares.

58. The forfeiture of a share shall not prejudice the right of the Company to any call already made or instalment payable thereon.

Forfeiture not to prejudice Company's right to call or instalment.

59. The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

Forfeiture for non-payment of any sum due on shares.

## Stock

60. The Company may by ordinary resolution convert any fully paid up shares into stock, and may from time to time by like resolution reconvert any stock into fully paid up shares of any denomination. After the passing of any resolution converting all the fully paid up shares of any class into stock any shares of that class which subsequently become fully paid up and rank ***pari passu*** in all other respects with such shares shall, by virtue of this Article and such resolution, be converted into stock transferable in the same units as the shares already converted.

Power to convert into stock.

61. The holders of stock may transfer the same or any part thereof in the same manner, and subject to the same regulations as and subject to which the shares from

Transfer of stock.

which the stock arose might prior to conversion have been transferred or as near thereto as circumstances admit, but the Board may from time to time, if it thinks fit, fix the minimum amount of stock transferable and restrict or forbid the transfer of fractions of that minimum, but so that such minimum shall not exceed the nominal amount of the shares from which the stock arose. No warrants to bearer shall be issued in respect of any stock.

Rights of stockholders.

62. The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges and advantages as regards dividends, participation in assets on a winding up, voting at meetings and other matters, as if they held the shares from which the stock arose, but no such rights, privileges or advantages (except participation in the dividends and profits and in the assets on winding up of the Company) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such rights, privileges or advantages.

Interpretation.

63. Such of the provisions of these presents as are applicable to paid up shares shall apply to stock, and the words "share" and "shareholder" therein shall include "stock" and "stockholder".

## Alteration of Capital

64. (A) The Company may from time to time by ordinary resolution:-

Consolidation and division of capital and sub-division and cancellation of shares.

(i) consolidate or divide all or any of its share capital into shares of larger or smaller amount than its existing shares; on any consolidation of fully paid shares into shares of larger amount, the Board may settle any difficulty which may arise as it thinks expedient and in particular (but without prejuduce to the generality of the foregoing) may as between the holders of shares to be consolidated determine which particular shares are to be consolidated into

each consolidated share, and if it shall happen that any person shall become entitled to fractions of a consolidated share or shares, such fractions may be sold by some person appointed by the Board for that purpose and the person so appointed may transfer the shares so sold to the purchaser thereof and the validity of such transfer shall not be questioned, and so that the net proceeds of such sale (after deduction of the expenses of such sale) may either be distributed among the persons who would otherwise be entitled to a fraction or fractions of a consolidated share or shares rateably in accordance with their rights and interests or may be paid to the Company for the Company's benefit;

(ii) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; and

(iii) sub-divide its shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association, subject nevertheless to the provisions of the Companies Ordinance, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred or other special rights over, or may have such deferred rights or be subject to any such restrictions as compared with the others as the Company has power to attach to unissued or new shares.

Reduction of capital.

(B) The Company may by special resolution reduce its share capital, any capital redemption reserve fund

or any share premium account in any manner authorised and subject to any conditions prescribed by law.

## General Meetings

When annual general meeting to be held.

65. The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notice calling it; and not more than fifteen months or such longer period as the Registrar of Companies appointed under Section 303 of the Companies Ordinance may in any particular case authorise in writing shall elapse between the date of one annual general meeting of the Company and that of the next. The annual general meeting shall be held at such time and place as the Board shall appoint.

Extraordinary general meeting.

66. All general meetings other than annual general meetings shall be called extraordinary general meetings.

Convening of extraordinary general meeting.

67. The Board may, whenever it thinks fit, convene an extraordinary general meeting, and extraordinary general meetings shall also be convened on requisition, as provided by the Companies Ordinance, or, in default, may be convened by the requisitionists.

Notice of meetings.

68. An annual general meeting and a meeting called for the passing of a special resolution shall be called by twenty-one days' notice in writing at the least, and a meeting of the Company other than an annual general meeting or a meeting for the passing of a special resolution shall be called by at least fourteen days' notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day and the hour of meeting and, in case of special business, the general nature of that business, and shall be given, in manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company in general meeting, to such persons as are, under these Articles, entitled to receive such

notices from the Company, provided that subject to the provisions of the Companies Ordinance, a meeting of the Company shall notwithstanding that it is called by shorter notice than that specified in this Article be deemed to have been duly called if it so agreed:–

(i) in the case of a meeting called as the annual general meeting, by all the members entitled to attend and vote thereat; and

(ii) in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent. in nominal value of the shares giving that right.

Omission to give notice.

69. (A) The accidental omission to give any notice to, or the non-receipt of any notice by, any person entitled to receive notice shall not invalidate any resolution passed or any proceeding at any such meeting.

(B) In cases where instruments of proxy are sent out with notices, the accidental omission to send such instrument of proxy to, or the non-receipt of such instrument of proxy by, any person entitled to receive notice shall not invalidate any resolution passed or any proceeding at any such meeting.

**Proceedings at General Meetings**

Special business.

Business of annual general meeting.

70. All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting with the exception of sanctioning dividends, considering and adopting of the accounts and balance sheet and the reports of the Directors and Auditors and other documents required to be annexed to the balance sheet, the election of Directors and appointment of Auditors in the place of those retiring, the fixing of the remuneration of the Auditors, and the

voting of remuneration or extra remuneration to the Directors.

Quorum.

71. For all purposes the quorum for a general meeting shall be two members present in person or by proxy. No business shall be transacted at any general meeting unless the requisite quorum shall be present at the commencement of the business.

When if quorum not present meeting to be dissolved and when to be adjourned.

72. If within fifteen minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week and at such time and place as shall be decided by the Board, and if at such adjourned meeting a quorum is not present within fifteen minutes from the time appointed for holding the meeting, the member or members present in person shall be a quorum and may transact the business for which the meeting was called.

Chairman of general meeting.

73. The Chairman (if any) of the Board or, if he is absent or declines to take the chair at such meeting, the Deputy Chairman (if any) shall take the chair at every general meeting, or, if there be no such Chairman or Deputy Chairman, or if at any general meeting neither of such Chairman or Deputy Chairman is present within fifteen minutes after the time appointed for holding such meeting, or both such persons decline to take the chair at such meeting, the members present shall choose another Director as Chairman, and if no Director be present or if all the Directors present decline to take the chair or if the Chairman chosen shall retire from the chair, then the members present shall choose one of their own number to be Chairman.

Power to adjourn general meeting, business of adjourned meeting.

74. The Chairman may, with the consent of any general meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn any meeting from time to time and from place to place as the meeting shall

determine. Whenever a meeting is adjourned for fourteen days or more, at least seven clear days' notice, specifying the place, the day and the hour of the adjourned meeting shall be given in the same manner as in the case of an original meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting. Save as aforesaid, no member shall be entitled to any notice of an adjournment or of the business to be transacted at any adjourned meeting. No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

What is to be evidence of the passing of a resolution where poll not demanded.

75. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:-

(i) by the Chairman of the meeting; or

(ii) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded and not withdrawn, a

declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

Poll.

76. If a poll is demanded as aforesaid, it shall (subject as provided in Article 77) be taken in such manner (including the use of ballot or voting papers or tickets) and at such time and place, not being more than thirty days from the date of the meeting or adjourned meeting at which the poll was demanded, as the Chairman directs. No notice need be given of a poll not taken immediately. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn, with the consent of the Chairman, at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

In what case poll taken without adjournment.

77. Any poll duly demanded on the election of a Chairman of a meeting or on any question of adjournment shall be taken at the meeting and without adjournment.

Chairman to have casting vote.

78. In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote. In case of any dispute as to the admission or rejection of any vote the Chairman shall determine the same, and such determination shall be final and conclusive.

Business may proceed notwithstanding demand for poll.

79. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

Written resolution.

80. A resolution in writing signed by all the members for the time being entitled to receive notice of and

to attend and vote at general meetings shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held. A written notice of confirmation of such resolution in writing signed by or on behalf of a member shall be deemed to be his signature to such resolution in writing for the purposes of this Article. Such resolution in writing may consist of several documents each signed by or on behalf of one or more members.

## Votes of Members

Votes of members.

81. Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, at any general meeting on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a representative duly authorised under Section 115 of the Companies Ordinance shall have one vote, and on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder which is fully paid up or credited as fully paid up (but so that no amount paid up or credited as paid up on a share in advance of calls or instalments shall be treated for the purposes of this Article as paid up on the share). Where a member or a warrantholder is a recognised clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), it may authorise such person or persons as it thinks fit to act as its representative (or representatives) at any shareholders' and/or warrantholders' general meeting or any meeting of any class of members and/or of warrantholders provided that, if more than one person so authorised, the authorisation must specify the number and class of shares in respect of which such person so authorised. The person so authorised will be entitled to exercise the same power on behalf of the recognised clearing house as that clearing house (or its nominees) could exercise if it were an individual member and/or warrantholder of the Company. On a poll a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. Where any shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.

Votes in respect of deceased and bankrupt member.

82. Any person entitled under Article 47 to be registered as the holder of any shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that at least 48 hours before the time of the holding of the meeting or adjourned meeting (as the case may be) at which he proposes to vote, he shall satisfy the Board of his right to be registered as the holder of such shares or the Board shall have previously admitted his right to vote at such meeting in respect thereof.

Joint holders.

83. Where there are joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto: but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands shall for the purposes of this Article be deemed joint holders thereof.

Votes of members of unsound mind.

84. A member of unsound mind or in respect of whom an order has been made by any court having jurisdiction in lunacy may vote, whether on a show of hands or on a poll, by his committee, receiver, *curator bonis* or other person in the nature of a committee, receiver or *curator bonis* appointed by that court, and any such committee, receiver, *curator bonis* or other person may on a poll vote by proxy. Evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote shall be delivered to the registered office of the Company, or to such other place as is specified in accordance with these Articles for the deposit of instruments of proxy, not later than the last time at which a valid instrument of proxy could be so delivered.

Qualification for voting.

85. (A) Save as expressly provided in these Articles, no person other than a member duly registered and

who shall have paid everything for the time being due from him payable to the Company in respect of his shares shall be entitled to be present or to vote (save as proxy for another member) either personally or by proxy, or to be reckoned in a quorum, at any general meeting.

Objections to votes.

(B) No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman, whose decision shall be final and conclusive.

Proxies.

86. Any member of the Company entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. On a poll votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion.

Instrument appointing proxy to be in writing.

87. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

Appointment of proxy must be deposited.

88. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the registered office of the Company or at such other place as is specified in the notice of meeting or in the instrument of proxy issued by the Company not less than forty-eight hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after expiration of twelve months from

the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

Form of proxy.

89. Every instrument of proxy, whether for a specified meeting or otherwise, shall be in such form as the Board may from time to time approve.

Authority under instrument appointing proxy.

90. The instrument appointing a proxy to vote at a general meeting shall: (i) be deemed to confer authority upon the proxy to demand or join in demanding a poll and to vote on any resolution (or amendment thereto) put to the meeting for which it is given as the proxy thinks fit Provided that any form issued to a member for use by him for appointing a proxy to attend and vote at an extraordinary general meeting or at an annual general meeting at which any business is to be transacted shall be such as to enable the member, according to his intention, to instruct the proxy to vote in favour of or against (or, in default of instructions, to exercise his discretion in respect of) each resolution dealing with any business; and (ii) unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

When vote by proxy valid though authority revoked.

91. A vote given in accordance with the terms of an instrument of proxy or power of attorney or by the duly authorised representative of a corporation shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or power of attorney or other authority under which the proxy was executed or the transfer of the share in respect of which the proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at its registered office, or at such

other place as is referred to in Article 88, at least two hours before the commencement of the meeting or adjourned meeting at which the proxy is used.

92. Any corporation which is a member of the Company may, by resolution of its directors or other governing body or by power of attorney, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company. References in these Articles to a member present in person at a meeting shall, unless the context otherwise requires, include a corporation which is a member represented at the meeting by such duly authorised representative.

Corporation acting by representative at meetings.

**Registered Office**

93. The registered office of the Company shall be at such place in Hong Kong as the Board shall from time to time appoint.

Registered Office.

**Board of Directors**

94. The number of Directors shall not be less than two. The Board shall cause to be kept a register of the Directors and Secretaries, and there shall be entered therein the particulars required by the Companies Ordinance.

Constitution of Board.

95. The Board shall have power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy or as an addition to the Board. Any Director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election, but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting.

Board may fill vacancies.

Alternate Directors.

96. (A) A Director may at any time, by notice in writing signed by him delivered to the registered office of the Company or at a meeting of the Board, appoint any person (including another Director) to act as alternate Director in his place during his absence and may in like manner at any time determine such appointment. If such person is not another Director, such appointment, unless previously approved by the Board, shall have effect only upon and subject to being so approved.

(B) The appointment of an alternate Director shall determine on the happening of any event which, were he a Director, would cause him to vacate such office or if his appointor ceases to be a Director.

(C) An alternate Director shall (except when absent from Hong Kong) be entitled to receive notices of meetings of the Board and shall be entitled to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all the functions of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these presents shall apply as if he (instead of his appointor) were a Director. If he shall be himself a Director or shall attend any such meeting as an alternate for more than one Director his voting rights shall be cumulative. If his appointor is for the time being absent from Hong Kong or otherwise not available or unable to act, his signature to any resolution in writing of the Directors shall be as effective as the signature of his appointor. To such extent as the Board may from time to time determine in relation to any committee of the Board, the foregoing provisions of this paragraph shall also apply ***mutatis mutandis*** to any meeting of any such committee of which his appointor is a member. An alternate Director shall not, save as aforesaid, have power to act as a Director nor shall he be deemed to be a Director for the purposes of these Articles.

(D) An alternate Director shall be entitled to

contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent ***mutatis mutandis*** as if he were a Director, but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

97. A Director shall not be required to hold any qualification shares but shall nevertheless be entitled to attend and speak at all general meetings of the Company and of any class of members of the Company.

No qualification shares for Directors.

98. The Directors shall be entitled to receive by way of remuneration for their services such sum as shall from time to time be determined by the Company in general meeting, such sum (unless otherwise directed by the resolution by which it is voted) to be divided amongst the Directors in such proportions and in such manner as the Board may agree, or failing agreement, equally, except that in such event any Director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall only rank in such division in proportion to the time during such period for which he has held office. The foregoing provisions shall not apply to a Director who holds any salaried employment or office in the Company except in the case of sums paid in respect of Directors' fees.

Directors' remuneration.

99. The Directors shall also be entitled to be repaid all travelling, hotel and other expenses reasonably incurred by them respectively in or about the performance of their duties as Directors, including their expenses of travelling to and from board meetings, committee meetings or general meetings or otherwise incurred whilst engaged on the business of the Company or in the discharge of their duties as Directors.

Directors' expenses.

Special remuneration.

100. The Board may grant special remuneration to any Director who, being called upon, shall perform any special or extra services to or at the request of the Company. Such special remuneration may be made payable to such Director in addition to or in substitution for his ordinary remuneration as a Director, and may be made payable by way of salary, commission or participation in profits or otherwise as may be arranged.

Remuneration of Managing Directors, etc.

101. Notwithstanding Articles 98, 99 and 100 the remuneration of a Managing Director, Joint Managing Director, Deputy Managing Director or other Executive Director or a Director appointed to any other office in the management of the Company shall from time to time be fixed by the Board and may be by way of salary, commission or participation in profits or otherwise or by all or any of those modes and with such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Board may from time to time decide. Such remuneration shall be in addition to his remuneration as a Director.

When office of Director to be vacated.

102. (A) A Director shall vacate his office:–

(i) if he becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally;

(ii) if he becomes a lunatic or of unsound mind;

(iii) if he absents himself from the meetings of the Board during a continuous period of six months, without special leave of absence from the Board, and his alternate Director (if any) shall not during such period have attended in his stead, and the Board passes a resolution that he has by reason of such absence vacated his office;

(iv) if he becomes prohibited from being a Director

by reason of any order made under any provision of the Companies Ordinance;

(v) if by notice in writing delivered to the Company at its registered office he resigns his office;

(vi) if having been appointed to an office under Article 117 hereof, he is dismissed or removed therefrom by the Board under Article 118;

(vii) if he shall be removed from office by notice in writing served upon him signed by all his co-Directors; or

(viii) if he shall be removed from office by an ordinary resolution of the Company under Article 110.

(B) No person shall be required to vacate office or be ineligible for re-election or re-appointment as a Director, and no person shall be ineligible for appointment as a Director by reason only of his having attained any particular age.

Directors may contract with Company.

103. (A) A Director may hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Article.

(B) A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

(C) A Director of the Company may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or any other Company in which the Company may be interested, and shall not be liable to account to the Company or the members for any remuneration, profit or other benefit received by him as a director or officer of or from his interest in such other company. The Board may also cause the voting power conferred by the shares in any other company held or owned by the Company to be exercised in such manner in all respects as it thinks fit, including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.

(D) A Director shall not vote or be counted in the quorum on any resolution of the Board concerning his own appointment as the holder of any office or place of profit with the Company or any other company in which the Company is interested (including the arrangement or variation of the terms thereof, or the termination thereof).

(E) Where arrangements are under consideration concerning the appointment (including the arrangement or variation of the terms thereof, or the termination thereof) of two or more Directors to offices or places of profit with the Company or any other company in which the Company is interested, a separate resolution may be put in relation to each Director and in such case each of the Directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment (or the arrangement or variation of the terms thereof, or the termination thereof) and except (in the case of an office or place of profit with any such other company as aforesaid) where the other company is a company in which the Director together with any of his associates own 5 per cent. or more.

(F) Subject to the Ordinance and to the next paragraph of this Article, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established.

(G) A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For this purpose, a general notice to the Board by a Director to the effect that:-

(i) he is a member of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm or;

(ii) he is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with a specified person who is connected with him,

shall be deemed to be a sufficient declaration of interest in relation to any such contract or arrangement; provided that

no such notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

(H) A Director shall not vote or be counted in the quorum present at the meeting in respect of any contract or arrangement or proposal in which he or his associate(s) is/are materially interested, and if he shall do so his vote shall not be counted, but this prohibition shall not apply to:

(i) the giving of any security or indemnity either:

(a) to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(b) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(ii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iii) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, provided that the Director and any of his associates are not in

aggregate beneficially interested in 5% or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights;

(iv) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including:

(a) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which the Director or his associate(s) may benefit; or

(b) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors, his associates and employees of the Company or any of its subsidiaries and does not provide in respect of any director, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(v) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.

(I) A company shall be deemed to be a company in which a Director together with any of his associates own 5 per cent. or more if and so long as (but only if and so long as) he is (either directly or indirectly) the holder of or beneficially interested in 5 per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company. For the purpose of this paragraph there shall

be disregarded any shares held by a Director as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which the Director's interest is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director is interested only as a unit holder.

(J) Where a company in which a Director together with any of his associates hold 5 per cent. or more is materially interested in a transaction, then that Director shall also be deemed materially interested in such transaction.

(K) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the Chairman of the meeting) or as to the entitlement of any Director (other than such Chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the Chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such Chairman shall be counted in the quorum but shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such Chairman as known to such Chairman has not been fairly disclosed to the Board.

## Rotation of Directors

Rotation and retirement of Directors.

104. (A) Every Director, including those appointed for a specific term, shall be subject to retirement by rotation at

least once every three years. At each annual general meeting one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to one-third, shall retire from office. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. In addition, there shall also be required to retire by rotation any Director who at an annual general meeting of the Company shall have been a Director at each of the preceding two annual general meetings of the Company and who was not elected or re-elected at either such annual general meeting and who has not otherwise ceased to be a Director (either by resignation, retirement, removal or otherwise) and been re-elected by general meeting of the Company at or since either such annual general meeting. The retiring Directors shall be eligible for re-election.

Meeting to fill up vacancies.

(B) The Company at any general meeting at which any Directors retire in manner aforesaid may fill the vacated office by electing a like number of persons to be Directors.

Retiring Directors to remain in office till successors appointed.

105. If at any general meeting at which an election of Directors ought to take place, the places of the retiring Directors are not filled, the retiring Directors or such of them as have not had their places filled shall be deemed to have been re-elected and shall, if willing, continue in office until the next annual general meeting and so on from year to year until their places are filled, unless:–

(i) it shall be determined at such meeting to reduce the number of Directors; or

(ii) it is expressly resolved at such meeting not to fill up such vacated offices; or

(iii) in any such case the resolution for re-election of a Director is put to the meeting and lost.

Power of general meeting to increase or reduce number of Directors.

106. The Company may from time to time in general meeting by ordinary resolution fix, increase or reduce the maximum and minimum number of Directors but so that the number of Directors shall never be less than two.

Appointment of Directors.

107. The Company may from time to time in general meeting by ordinary resolution elect any person to be a Director either to fill a casual vacancy or as an addition to the Board. Any Director so appointed to fill a casual vacancy shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election, but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting.

Notice to be given when person proposed for election.

108. No person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting, unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected shall have been given to the Company in the period commencing no earlier than the day after the despatch of the notice of the meeting appointed for such election and ending no later than seven days prior to the date of such meeting, provided that such period shall be at least seven days.

Register of Directors and notification of changes to Registrar.

109. The Company shall keep in accordance with the Ordinance a register containing the names and addresses and occupations of its Directors and shall from time to time notify to the Registrar of Companies any change that takes place in such Directors as required by the Companies Ordinance.

Power to remove Director by ordinary resolution

110. The Company may by ordinary resolution remove any Director (including a Managing or other Executive Director) before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim which such Director may have for damages for any breach of any contract of service between him and the Company) and may elect another person in his stead. Any person so elected shall hold office for such time only as the Director in whose place he is elected would have held the same if he had not been removed.

## Borrowing Powers

111. The Board may from time to time at its discretion exercise all the powers of the Company to raise or borrow or to secure the payment of any sum or sums of money for the purposes of the Company and to mortgage or charge its undertaking, property and uncalled capital or any part thereof.

Power to borrow.

112. The Board may raise or secure the payment or repayment of such sum or sums in such manner and upon such terms and conditions in all respects as it thinks fit and, in particular by the issue of debentures, debenture stock, bonds or other securities of the Company, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Conditions on which money may be borrowed.

113. Debentures, debenture stock, bonds and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

Assignment.

114. Any debentures, debenture stock, bonds or other securities may be issued at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

Special privileges.

115. (A) The Board shall cause a proper register to be kept, in accordance with the provisions of the Companies Ordinance, of all mortgages and charges specifically affecting the property of the Company and shall duly comply with the requirements of the Companies Ordinance in regard to the registration of mortgages and charges therein specified and otherwise.

Register of charges to be kept.

(B) If the Company issues a series of debentures or debenture stock not transferable by delivery, the Board shall cause a proper register to be kept of the

Register of debentures or debenture stock.

holders of such debentures in accordance with the provisions of the Companies Ordinance.

Mortgage of uncalled capital.

116. Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the members or otherwise, to obtain priority over such prior charge.

**Managing Directors, etc.**

Power to appoint Managing Directors, etc.

117. The Board may from time to time appoint any one or more of its body to the office of Managing Director, Joint Managing Director, Deputy Managing Director or other Executive Director and/or such other office in the management of the business of the Company as it may decide for such period and upon such terms as it thinks fit and upon such terms as to remuneration as it may decide in accordance with Article 101.

Removal of Managing Director, etc.

118. Every Director appointed to an office under Article 117 hereof shall, but without prejudice to any claim for damages for breach of any contract of service between himself and the Company be liable to be dismissed or removed therefrom by the Board.

Cessation of appointment.

119. A Director appointed to an office under Article 117 shall be subject to the same provisions as to rotation, resignation and removal as the other Directors of the Company, and he shall *ipso facto* and immediately cease to hold such office if he shall cease to hold the office of Director for any cause.

Powers may be delegated.

120. The Board may from time to time entrust to and confer upon a Managing Director, Joint Managing Director, Deputy Managing Director or Executive Director all or any of the powers of the Board that it may think fit Provided that the exercise of all powers by such Director shall be subject to such regulations and restrictions as the

Board may from time to time make and impose, and the said powers may at any time be withdrawn, revoked or varied, but no person dealing in good faith and without notice of such withdrawal, revocation or variation shall be affected thereby.

### Management

General powers of Company vested in Board.

121. (A) The management of the business of the Company shall be vested in the Board who, in addition to the powers and authorities by these Articles expressly conferred upon it, may exercise all such powers and do all such acts and things as may be exercised or done or approved by the Company and are not hereby or by the Companies Ordinance expressly directed or required to be exercised or done by the Company in general meeting, but subject nevertheless to the provisions of the Companies Ordinance and of these Articles and to any regulations from time to time made by the Company in general meeting not being inconsistent with such provisions or these Articles, provided that no regulation so made shall invalidate any prior act of the Board which would have been valid if such regulation had not been made.

(B) Without prejudice to the general powers conferred by these Articles, it is hereby expressly declared that the Board shall have the following powers:–

(i) subject to Section 57B of the Companies Ordinance, to give to any person the right or option of requiring at a future date that an allotment shall be made to him of any share at par or at such premium as may be agreed; and

(ii) to give to any Directors, officers or servants of the Company an interest in any particular business or transaction or participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary or other remuneration.

## Managers

Appointment and remuneration of managers.

122. The Board may from time to time appoint a general manager, manager or managers of the business of the Company and may fix his or their remuneration either by way of salary or commission or by conferring the right to participation in the profits of the Company or by a combination of two or more of these modes and pay the working expenses of any of the staff of the general manager, manager or managers who may be employed by him or them upon the business of the Company.

Tenure of office and powers.

123. The appointment of such general manager, manager or managers may be for such period as the Board may decide and the Board may confer upon him or them all or any of the powers of the Board and such title or titles as it may think fit.

Terms and conditions of appointment.

124. The Board may enter into such agreement or agreements with any such general manager, manager or managers upon such terms and conditions in all respects as the Board may in its absolute discretion think fit, including a power for such general manager, manager or managers to appoint an assistant manager or managers or other employees whatsoever under them for the purpose of carrying on the business of the Company.

## Chairman

Chairman.

125. The Board may from time to time elect or otherwise appoint a Director to be Chairman or Deputy Chairman and determine the period for which each of them is to hold office. The Chairman or, in his absence, the Deputy Chairman shall preside at meetings of the Board, but if no such Chairman or Deputy Chairman be elected or appointed, or if at any meeting the Chairman or Deputy Chairman is not present within five minutes after the time appointed for holding the same, the Directors present shall choose one of their number to be Chairman of such meeting.

## Proceedings of the Directors

126. The Board may meet together for the despatch of business, adjourn and otherwise regulate its meetings and proceedings as it thinks fit and may determine the quorum necessary for the transaction of business. Unless otherwise determined three Directors shall be a quorum. For the purpose of this Article an alternate Director shall be counted in a quorum but, notwithstanding that an alternate Director is also a Director or is an alternate for more than one Director, he shall for quorum purposes count as only one Director. The Board or any committee of the Board may participate in a meeting of the Board or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting are capable of hearing each other.

Meeting of the Board quorum, etc.

127. A Director may, and on request of a Director or the Secretary shall, at any time summon a meeting of the Board. Notice thereof shall be given to each Director and alternate Director either in writing or by telephone or by telex or telegram at the address from time to time notified to the Company by such Director or in such other manner as the Board may from time to time determine, Provided that notice need not be given to any Director or alternate Director for the time being absent from Hong Kong. A Director may waive notice of any meeting and any such waiver may be prospective or retrospective.

Convening of Board meeting.

128. Questions arising at any meeting of the Board shall be decided by a majority of votes, and in case of an equality of votes the Chairman shall have a second or casting vote.

How questions to be decided.

129. A meeting of the Board for the time being at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions by or under these Articles for the time being vested in or exercisable by the Board generally.

Powers of meeting.

Power to appoint committee and to delegate.

130. The Board may delegate any of its powers to committees consisting of such member or members of its body and such other persons, as the Board thinks fit, and they may from time to time revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall in the exercise of the powers so delegated conform to any regulations that may from time to time be imposed upon it by the Board.

Acts of committee to be of same effect as acts of Board.

131. All acts done by any such committee in conformity with such regulations and in fulfilment of the purposes for which it is appointed, but not otherwise, shall have the like force and effect as if done by the Board, and the Board shall have power, with the consent of the Company in general meeting, to remunerate the members of any special committee, and charge such remuneration to the current expenses of the Company.

Proceedings of committee.

132. The meetings and proceedings of any such committee consisting of two or more members shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Board so far as the same are applicable thereto and are not replaced by any regulations imposed by the Board pursuant to Article 130.

When acts of Board or committee to be valid notwithstanding defects.

133. All acts *bona fide* done by any meeting of the Board or by any such committee or by any person acting as a Director shall, notwithstanding that it shall be afterwards discovered that there was some defect in the appointment of such Director or persons acting as aforesaid or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director or member of such committee.

Directors' powers when vacancies exist.

134. The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of

Directors, the continuing Director or Directors may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting of the Company but for no other purpose.

Resolutions in writing of Directors.

135. A resolution in writing signed by all the Directors except such as are absent from Hong Kong or temporarily unable to act through ill-health or disability (or their alternate Directors) shall (so long as they constitute a quorum as provided in Article 126) be as valid and effectual as if it had been passed at a meeting of the Board duly convened and held. Any such resolution in writing may consist of several documents in like form each signed by one or more of the Directors or alternate Directors.

**Minutes**

Minutes of proceedings of meetings.

136. (A) The Board shall cause minutes to be made of:-

(i) all appointments of officers made by the Board;

(ii) the names of the Directors present at each meeting of the Board and of committees appointed pursuant to Article 130; and

(iii) all resolutions and proceedings at all meetings of the Company and of the Board and of such committees.

(B) Any such minutes shall be conclusive evidence of any such proceedings if they purport to be signed by the Chairman of the meeting at which the proceedings were held or by the Chairman of the next succeeding meeting.

**Secretary**

Appointment of Secretary.

137. The Secretary shall be appointed by the Board for such term, at such remuneration and upon such

conditions as it may think fit, and any Secretary so appointed may be removed by the Board. Anything by the Companies Ordinance or these Articles required or authorised to be done by or to the Secretary, if the office is vacant or there is for any other reason no Secretary capable of acting, may be done by or to any assistant or deputy Secretary, or if there is no assistant or deputy Secretary capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Board. If the Secretary appointed is a corporation or other body, it may act and sign by the hand of any one or more of its directors or officers duly authorised.

Residence.

138. The Secretary shall, if an individual, ordinarily reside in Hong Kong and, if a body corporate, have its registered office or a place of business in Hong Kong.

Same person not to act in two capacities at once.

139. A provision of the Companies Ordinance or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

**General Management and Use of the Seal**

Custody of seal.

140. (A) The Board shall provide for the safe custody of the seal which shall only be used by the authority of the Board or of a committee of the Board authorised by the Board in that behalf, and every instrument to which the seal shall be affixed shall be signed by any two members of the Board or any two persons appointed by the Board for the purpose, provided that the Board may either generally or in any particular case or cases resolve (subject to such restrictions as to the manner in which the seal may be affixed as the Board may determine) that such signatures or any of them may be affixed to certificates for shares or debentures or representing any other form of securities by some mechanical means other than autographic to be specified in such resolution or that such certificates need not be signed by any person. Every instrument executed in

manner provided by this Article shall be deemed to be sealed and executed with the authority of the Directors previously given.

Official seal.

(B) The Company may have an official seal for use for sealing certificates for shares or other securities issued by the Company as permitted by Section 73A of the Ordinance (and no signature of any Director, officer or other person and no mechanical reproduction thereof shall be required on any such certificates or other document and any such certificates or other document to which such official seal is affixed shall be valid and deemed to have been sealed and executed with the authority of the Board notwithstanding the absence of any such signature or mechanical reproduction as aforesaid) and an official seal for use abroad under the provisions of the Companies Ordinance where and as the Board shall determine, and the Company may by writing under the seal appoint any agents or agent, committees or committee abroad to be the duly authorised agents of the Company for the purpose of affixing and using such official seal and they may impose such restrictions on the use thereof as may be thought fit. Wherever in these Articles reference is made to the seal, the reference shall, when and so far as may be applicable, be deemed to include any such official seal as aforesaid.

Cheques and banking arrangements.

141. All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, indorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine. The Company's banking accounts shall be kept with such banker or bankers as the Board shall from time to time determine.

Power to appoint attorney.

142. (A) The Board may from time to time and at any time, by power of attorney under the seal, appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such

purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

Execution of deeds by attorney.

(B) The Company may, by writing under its seal, empower any person, either generally or in respect of any specified matter, as its attorney to execute deeds and instruments on its behalf and to enter into contracts and sign the same of its behalf and every deed signed by such attorney on behalf of the Company and under his seal shall bind the Company and have the same effect as if it were under the seal of the Company.

Local boards.

143. The Board may establish any committees, local boards or agencies for managing any of the affairs of the Company, either in Hong Kong or elsewhere, and may appoint any persons to be members of such committees, local boards or agencies and may fix their remuneration, and may delegate to any committee, local board or agent any of the powers, authorities and discretions vested in the Board (other than its powers to make calls and forfeit shares), with power to sub-delegate, and may authorise the members of any local board or any of them to fill any vacancies therein and to act notwithstanding vacancies, and any such appointment or delegation may be upon such terms and subject to such conditions as the Board may think fit, and the Board may remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

Power to establish pension funds.

144. The Board may establish and maintain or procure the establishment and maintenance of any

contributory or non-contributory pension or superannuation funds for the benefit of, or give or procure the giving of donations, gratuities, pensions, allowances or emoluments to any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary of the Company, or is allied or associated with the Company or with any such subsidiary company, or who are or were at any time directors or officers of the Company or of any such other company as aforesaid, and holding or who have held any salaried employment or office in the Company or such other company, and the wives, widows, families and dependants of any such persons. The Board may also establish and subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such other company as aforesaid or of any such persons as aforesaid, and may make payments for or towards the insurance of any such persons as aforesaid, and subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public, general or useful object. The Board may do any of the matters aforesaid, either alone or in conjunction with any such other company as aforesaid. Any Director holding any such employment or office shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension, allowance or emolument.

### Capitalisation of Reserves

Power to capitalise.

145. (A) The Company in general meeting may, upon the recommendation of the Board, resolve to capitalise any part of the Company's reserves or undivided profits not required for the payment or provision of the dividend on any shares with a preferential right to dividend, and accordingly that such part be sub-divided amongst the members who would have been entitled thereto if distributed by way of dividend and in the same proportions, on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the

time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures or other securities of the Company to be allotted and distributed credited as fully paid to and amongst such members in the proportion aforesaid, or partly in one way and partly in the other; provided that for the purpose of this Article, any amount standing to the credit of share premium account and a capital redemption reserve fund may only be applied in the paying up of unissued shares to be issued to members of the Company as fully paid up shares.

Effect of resolution to capitalise.

(B) Whenever such a resolution as aforesaid shall have been passed the Board shall make all appropriations and applications of the reserves or profits and undivided profits resolved to be capitalised thereby, and all allotments and issues of fully paid shares, debentures, or other securities and generally shall do all acts and things required to give effect thereto. For the purpose of giving effect to any resolution under this Article, the Board may settle any difficulty which may arise in regard to a capitalisation issue as it thinks fit, and in particular may determine that cash payments shall be made to any members in respect of fractional entitlements or that fractions of such value (as the Board may determine) may be disregarded in order to adjust the rights of all parties or that fractional entitlements shall be aggregated and sold and the benefit shall accrue to the Company rather than to the members concerned. The provisions of the Ordinance in relation to the filing of contracts for allotment shall be observed and the Board may appoint any person to sign on behalf of the persons entitled to share in a capitalisation issue and such appointment shall be effective and binding upon all concerned, and the contract may provide for the acceptance by such persons of the shares, debentures or other securities to be allotted and distributed to them respectively in satisfaction of their claims in respect of the sum so capitalised.

Subscription Right Reserve.

146. (A) If, so long as any of the rights attached to any warrants issued by the Company to subscribe for shares

of the Company shall remain exercisable, the Company does any act or engages in any transaction which, as a result of any adjustments to the subscription price in accordance with the provisions applicable under the terms and conditions of the warrants, would reduce the subscription price to below the par value of a share, then the following provisions shall apply:–

(i) as from the date of such act or transaction the Company shall establish and thereafter (subject as provided in this Article) maintain in accordance with the provisions of this Article a reserve (the "Subscription Right Reserve") the amount of which shall at no time be less than the sum which for the time being would be required to be capitalised and applied in paying up in full the nominal amount of the additional shares required to be issued and allotted credited as fully paid pursuant to sub-paragraph (iii) below on the exercise in full of all the subscription rights outstanding and shall apply the Subscription Right Reserve in paying up in full such difference in respect of such additional shares as and when the same are allotted;

(ii) the Subscription Right Reserve shall not be used for any purpose other than that specified above unless all other reserves of the Company (other than share premium account and capital redemption reserve fund) have been extinguished and will then only be used to make good losses of the Company if and so far as is required by law;

(iii) upon the exercise of all or any of the subscription rights represented by any warrant, the relevant subscription rights shall be exercisable in respect of a nominal amount of shares equal to the amount in cash which the holder of such warrant is required to pay on

exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights) and, in addition, there shall be allotted in respect of such subscription rights to the exercising warrantholder, credited as fully paid, such additional nominal amount of shares as is equal to the difference between:–

(aa) the said amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights); and

(bb) the nominal amount of shares in respect of which such subscription rights would have been exercisable having regard to the provisions of the conditions of the warrants, had it been possible for such subscription rights to represent the right to subscribe for shares at less than par,

and immediately upon such exercise so much of the sum standing to the credit of the Subscription Right Reserve as is required to pay up in full such additional nominal amount of shares shall be capitalised and applied in paying up in full such additional nominal amount of shares which shall forthwith be allotted credited as fully paid to the exercising warrantholder; and

(iv) if upon the exercise of the subscription rights represented by any warrant the amount standing to the credit of the Subscription Right

Reserve is not sufficient to pay up in full such additional nominal amount of shares equal to such difference as aforesaid to which the exercising warrantholder is entitled, the Board shall apply any profits or reserves then or thereafter becoming available (including, to the extent permitted by law, share premium account and capital redemption reserve fund) for such purpose until such additional nominal amount of shares is paid up and allotted as aforesaid and until then no dividend or other distribution shall be paid or made on the fully paid shares of the Company then in issue. Pending such payment up and allotment, the exercising warrantholder shall be issued by the Company with a certificate evidencing his right to the allotment of such additional nominal amount of shares. The rights represented by any such certificate shall be in registered form and shall be transferable in whole or in part in units of one share in the like manner as the shares for the time being are transferable, and the Company shall make such arrangements in relation to the maintenance of a register therefor and other matters in relation thereto as the Board may think fit and adequate particulars thereof shall be made known to each relevant exercising warrantholder upon the issue of such certificate.

(B) Shares allotted pursuant to the provisions of this Article shall rank *pari passu* in all respects with the other shares allotted on the relevant exercise of the subscription rights represented by the warrant concerned. Notwithstanding anything contained in paragraph (A) of this Article, no fraction of any share shall be allotted on exercise of the subscription rights.

(C) A certificate or report by the auditors for

the time being of the Company as to whether or not the Subscription Right Reserve is required to be established and maintained and if so the amount thereof so required to be established and maintained, as to the purposes for which the Subscription Right Reserve has been used, as to the extent to which it has been used to make good losses of the Company, as to the additional nominal amount of shares required to be allotted to exercising warrantholders credited as fully paid, and as to any other matter concerning the Subscription Right Reserve shall (in the absence of manifest error) be conclusive and binding upon the Company and all warrantholders and shareholders.

**Dividends and Reserves**

Power to declare dividends.

147. The Company in general meeting may declare dividends in any currency but no dividends shall exceed the amount recommended by the Board.

Board's power to pay interim dividends.

148. (A) The Board may from time to time pay to the members such interim dividends as appear to the Board to be justified by the position of the Company and, in particular (but without prejudice to the generality of the foregoing), if at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and provided that the Board acts *bona fide* the Board shall not incur any responsibility to the holders of shares conferring any preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferential rights.

(B) The Board may also pay half-yearly or at other suitable intervals to be settled by them any dividend

which may be payable at a fixed rate if the Board is of the opinion that the profits justify the payment.

Dividends not to be paid out of capital.

149. No dividend shall be payable except out of the profits of the Company. No dividend shall carry interest.

Dividend in specie.

150. Whenever the Board or the Company in general meeting have resolved that a dividend be paid or declared, the Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of the Company or any other company, or in any one or more of such ways, with or without offering any rights to shareholders to elect to receive such dividend in cash, and where any difficulty arises in regard to the distribution the Board may settle the same as they think expedient, and in particular may disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties, and may determine that fractional entitlements shall be aggregated and sold and the benefit shall accrue to the Company rather than to the members concerned, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend and such appointment shall be effective. Where requisite, a contract shall be filed in accordance with the provisions of the Companies Ordinance and the Board may appoint any person to sign such contract on behalf of the persons entitled to the dividend and such appointment shall be effective.

Scrip dividends.

151. (A) Whenever the Board or the Company in general meeting have resolved that a dividend be paid or declared on the share capital of the Company, the Board may further resolve:–

*either* (i) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up on the basis that the shares so allotted shall be of the same class or classes as the class or classes already held by the allottee, provided that the shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment. In such case, the following provisions shall apply:–

(a) the basis of any such allotment shall be determined by the Board;

(b) the Board, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the shareholders of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(c) the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(d) the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised ("the non-elected shares") and in lieu and in satisfaction

thereof shares shall be allotted credited as fully paid up to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company or any part of any of the Company's reserve accounts (including any special account, share premium account and capital redemption reserve fund (if there be any such reserve)) as the Board may determine, a sum equal to the aggregate nominal amount of the shares to be allotted on such basis and apply the same in paying up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the non-elected shares on such basis.

*or* (ii) that shareholders entitled to such dividend shall be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Directors may think fit on the basis that the shares so allotted shall be of the same class or classes as the class or classes of shares already held by the allottee. In such case, the following provisions shall apply:–

(a) the basis of any such allotment shall be determined by the Board;

(b) the Board, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the shareholders of the right of election accorded to them and shall send with such notice forms of election and specify

the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(c) the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(d) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on shares in respect whereof the share election has been duly exercised ("the elected shares") and in lieu thereof shares shall be allotted credited as fully paid up to the holders of the elected share on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company or any part of any of the Company's reserve accounts (including any special account, share premium account and capital redemption reserve fund (if there be any such reserve)) as the Board may determine, a sum equal to the aggregate nominal amount of the shares to be allotted on such basis and apply the same in paying up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the elected shares on such basis.

(B) The shares allotted pursuant to the provisions of paragraph (A) of this Article shall rank *pari passu* in all respects with the shares then in issue save only as regards participation:–

(i) in the relevant dividend (or the right to receive or to elect to receive an allotment of shares in lieu thereof as aforesaid); or

(ii) in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend

unless, contemporaneously with the announcement by the Board of their proposal to apply the provisions of sub-paragraph (i) or (ii) of paragraph (A) of this Article in relation to the relevant dividend or contemporaneously with their announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (A) of this Article shall rank for participation in such distribution, bonus or rights.

(C) the Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (A) of this Article with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned). The Board may authorise any person to enter into on behalf of all members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(D) The Company may upon the recommendation of the Board by special resolution resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (A) of this Article a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

(E) The Board may on any occasion determine that rights of election and the allotment of shares under paragraph (A) of this Article shall not be made available or made to any shareholders with registered addresses in any territory where in the absence of a registration statement or other special formalities the circulation of an offer of such rights of election or the allotment of shares would or might be unlawful, and in such event the provisions aforesaid shall be read and construed subject to such determination.

Reserves.

152. The Board may, before recommending any dividend, set aside out of the profits of the Company such sums as it thinks fit as a reserve or reserves which shall, at the discretion of the Board, be applicable for meeting claims on or liabilities of the Company or contingencies or for paying off any loan capital or for equalising dividends or for any other purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Board may from time to time think fit, and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to distribute by way of dividend.

Dividends to be paid in proportion to paid up capital.

153. Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends

shall be declared and paid according to the amounts paid or credited as paid up on the shares in respect whereof the dividend is paid, but no amount paid up or credited as paid up on a share in advance of calls shall be treated for the purposes of this Article as paid up on the share.

Retention of dividends etc.

154. (A) The Board may retain any dividends or other moneys payable on or in respect of a share upon which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

Deduction of debts.

(B) The Board may deduct from any dividend or bonus payable to any member all sums of money (if any) presently payable by him to the Company on account of calls, instalments or otherwise.

Dividend and call together.

155. Any general meeting sanctioning a dividend may make a call on the members of such amount as the meeting fixes, but so that the call on each member shall not exceed the dividend payable to him, and so that the call shall be made payable at the same time as the dividend, and the dividend may, if so arranged between the Company and the member, be set off against the call.

Effect of transfer.

156. A transfer of shares shall not pass the right to any dividend or bonus declared thereon before the registration of the transfer.

Receipt for dividends by joint holders of share.

157. If two or more persons are registered as joint holders of any share, any one of such persons may give effectual receipts for any dividends, interim dividends or bonuses and other moneys payable in respect of such shares.

Payment by post.

158. Unless otherwise directed by the Board, any dividend or bonus may be paid by cheque or warrant sent through the post to the registered address of the member entitled, or, in case of joint holders, to the registered address of that one whose name stands first in the register in respect of the joint holding or to such person and to such

address as the holder or joint holders may in writing direct. Every cheque or warrant so sent shall be made payable to the order of the person to whom it is sent, and the payment of any such cheque or warrant shall operate as a good discharge to the Company in respect of the dividend and/or bonus represented thereby, notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged.

Unclaimed dividend.

159. All dividends or bonuses unclaimed for one year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends or bonuses unclaimed for six years after having been declared may be forfeited by the Board and shall revert to the Company.

Record dates.

160. Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Board, may specify that the same shall be payable or distributable to the persons registered as the holders of such shares on a particular date or at a point of time on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable or distributable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares. The provisions of this Article shall ***mutatis mutandis*** apply to bonuses, capitalisation issue, distributions of realised capital profits or offers or grants made by the Company to the members.

**Untraceable Members**

Company may cease sending dividend warrants.

161. Without prejudice to the rights of the Company under Article 159 and the provisions of Article 162, the Company may cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or

warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

Company may sell shares of untraceable members.

162. (A) The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a member who is untraceable, but no such sale shall be made unless:-

(i) all cheques or warrants, being not less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by the Articles of the Company have remained uncashed;

(ii) so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and

(iii) the Company has caused an advertisement to be inserted in an English language newspaper and a Chinese language newspaper giving notice of its intention to sell such shares and has notified The Stock Exchange of Hong Kong Limited of such intention and a period of three months has elapsed since the date of such advertisement.

For the purpose of the foregoing, "relevant period" means the period commencing twelve years before the date of publication of the advertisement referred to in paragraph (iii) of this Article and ending at the expiry of the period referred to in that paragraph.

(B) To give effect to any such sale the Board may authorise any person to transfer the said shares and instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall be valid and effective notwithstanding that the member holding the shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

## Distribution of Realised Capital Profits

Distribution of realised capital profits.

163. The Company in general meeting may at any time and from time to time resolve that any surplus moneys in the hands of the Company representing capital profits arising from moneys received or recovered in respect of or arising from the realisation of any capital assets of the Company or any investments representing the same and not required for the payment or provision of any fixed preferential dividend instead of being applied in the purchase of any other capital assets or for other capital purposes be distributed amongst the ordinary shareholders on the footing that they receive the same as capital and in the shares and proportions in which they would have been entitled to receive the same if it had been distributed by way of dividend, provided that no such profits as aforesaid shall be so distributed unless there shall remain in the hands of

the Company a sufficiency of other assets to answer in full the whole of the liabilities and paid-up share capital of the Company for the time being.

### Annual Returns

164. The Board shall make the requisite annual returns in accordance with the Companies Ordinance.

Annual returns.

### Accounts

165. The Board shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipts and expenditure take place, and of the property, assets, credits and liabilities of the Company and of all other matters required by the Companies Ordinance or necessary to give a true and fair view of the state of Company's affairs and to show and explain its transactions.

Accounts to be kept.

166. The books of account shall be kept at the registered office or at such other place or places as the Board thinks fit and shall always be open to the inspection of the Directors.

Where accounts to be kept.

167. The Board shall from time to time determine whether and to what extent, at what times and places and under what conditions or regulations, the accounts and books of the Company, or any of them, shall be open to the inspection of the members not being Directors, and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Companies Ordinance or authorised by the Board or by the Company in general meeting.

Inspection by members.

168. (A) The Board shall from time to time in accordance with the provisions of the Companies Ordinance caused to be prepared and laid before the Company at its

Annual profit and loss account and balance sheet.

annual general meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as are required by the Companies Ordinance.

Sending of Financial documents or summary financial report.

(B) Every balance sheet of the Company shall be signed pursuant to the provisions of the Companies Ordinance, and subject to Article 168(C), the Company will, in accordance with the Companies Ordinance and all other applicable legislation, deliver or send to every shareholder of, and every holder of debentures of, the Company and every person registered under Article 47 and every other person entitled to receive notices of general meetings of the Company, a printed copy of the relevant financial documents or the summary financial report (each as defined in the Companies Ordinance) at least twenty-one days before the date of the annual general meeting, provided that this Article shall not require a printed copy of those documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

Publication of financial documents on computer network.

(C) The requirement to send to a person referred to in Article 168(B) the relevant financial documents or the summary financial report (each as defined in the Companies Ordinance), whether under that Article or under the Companies Ordinance, shall be deemed satisfied where, in accordance with the Companies Ordinance and all other applicable legislation and the Listing Rules, the Company publishes the relevant financial documents and if applicable, the summary financial report (each as defined in the Companies Ordinance), on the Company's computer network or in any other permitted manner (including sending by any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents.

## Audit

Auditors.

169. Auditors shall be appointed and their duties regulated in accordance with the provisions of the Companies Ordinance.

170. Subject as otherwise provided by the Companies Ordinance the remuneration of the Auditors shall be fixed by the Company in general meeting provided always that in respect of any particular year the Company in general meeting may delegate the fixing of such remunerations to the Board.

Remuneration of Auditors.

171. Every statement of accounts audited by the Company's Auditors and presented by the Board at an annual general meeting shall after approval at such meeting be conclusive except as regards any error discovered therein within three months of the approval thereof. Whenever any such error is discovered within that period, it shall forthwith be corrected, and the statement of account amended in respect of the error shall be conclusive.

When accounts to be deemed finally settled.

## Notices

172. Any notice or document to be given or issued under these Articles shall be in writing, and may be served by the Company on any member either personally or by sending it through the post in a prepaid letter, envelope or wrapper addressed to such member at his registered address as appearing in the register or by delivering or leaving it at such registered address as aforesaid or (in the case of a notice) by advertisement in an English language newspaper and a Chinese language newspaper or by sending it in accordance with applicable legislation and the Listing Rules as an electronic communication to the member at his electronic address or by publishing it in accordance with applicable legislation and the Listing Rules on the Company's computer network. In the case of joint holders of a share, all notices or documents shall be given to that one of the joint holders whose name stands first in the register and notice so given shall be sufficient notice to all joint holders. Any notice or document to be given or issued under these Articles may be either in English language or Chinese language only or in both English language and Chinese language, subject to due compliance with the Ordinance and other applicable laws, rules and regulations.

Services of notices.

173. A member shall be entitled to have notices served on him at any address within Hong Kong. Any member whose registered address is outside Hong Kong

Members out of Hong Kong.

may notify the Company in writing of an address in Hong Kong which for the purpose of service of notice shall be deemed to be his registered address. A member who does not notify the Company of an address in Hong Kong may notify the Company of an address outside Hong Kong and the Company may serve notices on him at such overseas address. In the absence of notification by a member of an address in Hong Kong for the purpose of service of notice, such member shall be deemed to have received any notice which shall have been displayed at the registered office of the Company and shall have been remained there for the space of twenty-four hours and such notice shall be deemed to have been received by such member on the day following that on which it shall have been first so displayed.

When notice by post deemed to be served.

174. Any notice or document sent by post shall be deemed to have been served on the day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice was properly prepaid (and in the case of an address outside Hong Kong where airmail service can be extended thereto airmail postage prepaid), addressed and put into such post office and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice was so addressed and put into such post office shall be conclusive evidence thereof. Any notice or document sent as an electronic communication shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. Any notice or document published on the Company's computer network shall be deemed to have been served or delivered on the day on which a notification is sent to the member that the notice or document is available on the Company's computer network. Any notice or document served by advertisement in newspapers in accordance with Article 172 shall be deemed to have been served on the day on which the notice or document is first published in newspapers.

Services of notice to persons entitled on death, mental disorder or bankruptcy of a member.

175. A notice or document may be given by or on behalf of the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a member in such manner as provided in these Articles in which the same

might have been given if the death, mental disorder or bankruptcy had not occurred.

Transferee to be bound by prior notices.

176. Any person who by operation of law, transfer or other means whatsoever shall become entitled to any share shall be bound by every notice in respect of such share which prior to his name and address being entered on the register shall have been duly given to the person from whom he derives his title to such share.

Notice valid though member deceased bankrupt.

177. Any notice or document delivered or sent to any member in such manner as provided in these Articles in pursuance of these presents, shall notwithstanding that such member be then deceased or bankrupt and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any registered shares whether held solely or jointly with other persons by such member until some other person be registered in his stead as the holder or joint holder thereof, and such service shall for all purposes of these presents be deemed a sufficient service of such notice or document on his personal representatives and all persons (if any) jointly interested with him in any such shares.

How notice to be signed.

178. The signature to any notice or document to be given by the Company may be written, printed or made electronically.

## Information

Member not entitled to information.

179. No member (not being a Director) shall be entitled to require discovery of or any information respecting any detail of the Company's trading or any matter which is or may be in the nature of a trade secret or process which may relate to the conduct of the business of the Company and which in the opinion of the Board it will be inexpedient in the interests of the members of the Company to communicate to the public.

## Destruction of Documents

Destruction of documents.

180. The Company may destroy:-

(i) any share certificate which has been cancelled at any time after the expiry of one year from the date of such cancellation;

(ii) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two years from the date such mandate, variation, cancellation or notification was recorded by the Company;

(iii) any instrument of transfer of shares which has been registered at any time after the expiry of six years from the date of registration; and

(iv) any other document, on the basis of which any entry in the register is made, at any time after the expiry of six years from the date on which an entry in the register was first made in respect of it;

and it shall conclusively be presumed in favour of the Company that every share certificate so destroyed was a valid certificate duly and properly cancelled and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that:-

(a) the foregoing provisions of this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim;

(b) nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (i) above are not fulfilled; and

(c) references in this Article to the destruction of any document include reference to its disposal in any manner.

## Winding Up

Distribution of assets in winding up.

181. If the Company shall be wound up, the surplus assets remaining after payment to all creditors shall be divided among the members in proportion to the capital paid up on the shares held by them respectively, and if such surplus assets shall be insufficient to repay the whole of the paid up capital, they shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up on the shares held by them respectively, but all subject to the rights of any shares which may be issued on special terms or conditions.

Assets may be distributed in specie.

182. If the Company shall be wound up (whether the liquidation is voluntary, under supervision or by the court) the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Ordinance, divide among the members in specie or kind the whole or any part of the assets of the Company and whether the assets shall consist of property of one kind or shall consist of properties of different kinds and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members and the members within each class. The liquidator may, with the like sanction, vest any part of the

assets in trustees upon such trusts for the benefit of members as the liquidator, with the like sanction, shall think fit, but so that no member shall be compelled to accept any shares or other assets upon which there is a liability.

*Service of process.*

183. In the event of a winding-up of the Company in Hong Kong, every member of the Company who is not for the time being in Hong Kong shall be bound, within fourteen days after the passing of an effective resolution to wind up the Company voluntarily, or the making of an order for the winding-up of the Company, to serve notice in writing on the Company appointing some person resident in Hong Kong and stating that person's full name, address and occupation upon whom all summonses, notices, processes, orders and judgments in relation to or under the winding-up of the Company may be served, and in default of such nomination the liquidator of the Company shall be at liberty on behalf of such member to appoint some such person, and service upon any such appointee, whether appointed by the member or the liquidator, shall be deemed to be good personal service on such member for all purposes, and, where the liquidator makes any such appointment, he shall with all convenient speed give notice thereof to such member by advertisement in an English language newspaper and in a Chinese language newspaper as he shall deem appropriate or by a registered letter sent through the post and addressed to such member at his address as mentioned in the register, and such notice shall be deemed to be served on the day following that on which the advertisement appears or the letter is posted.

## Indemnity

Indemnity.

184. (A) Every Director or other officer of the Company shall be entitled to be indemnified out of the assets of the Company against all losses or liabilities which he may sustain or incur in or about the execution of the duties of his office or otherwise in relation thereto, and no Director or other officer shall be liable for any loss or damages which may

happen to or be incurred by the Company in the execution of the duties of his office or in relation thereto, provided that this Article shall only have effect in so far as its provisions are not avoided by the Companies Ordinance.

(B) The Company may indemnify any Director or other officer of the Company, or any person employed by the Company as Auditor, against any liability incurred by him:

(a) in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted; or

(b) in connection with any application under Section 358 of the Companies Ordinance in which relief is granted to him by the court.

(C) The Company may purchase and maintain for any Director or officer of the Company, or any person employed by the Company as Auditor:

(a) insurance against any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company; and

(b) insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company.

(D) In this Article, "related company", in relation to the Company, means any company that is the Company's subsidiary or holding company or a subsidiary of the Company's holding company.

| Names, Addresses and Descriptions of Subscribers |
| --- |
| For and on behalf of<br>FAIRWEATHER (NOMINEES) LIMITED<br><br>(Sd.) Clement P.K. LAM<br>......................<br>Clement P.K. LAM (Director)<br><br>26th Floor, Connaught Centre,<br>Hong Kong.<br><br>Limited Company<br><br>For and on behalf of<br>FAIRWIND NOMINEES LIMITED<br><br>(Sd.) Clement P.K. LAM<br>......................<br>Clement P.K. LAM (Director)<br><br>26th Floor, Connaught Centre,<br>Hong Kong.<br><br>Limited Company |

Dated the 4th day of January, 1985.

WITNESS to the above signatures:–

(Sd.) Hester K. TAN
Hester K. TAN
*Solicitor*
26th Floor, Connaught Centre,
Hong Kong.